FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 3/30/2016

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

 Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Terniums’ notice of Annual General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement and Ternium's 2015 Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Arturo Sporleder

Name: Arturo Sporleder

Title: Secretary to the Board of Directors

Dated: March 30, 2016

Ternium S.A. 29, Avenue de la Porte Neuve L-2227 Luxembourg Grand Duché de Luxembourg 00 352 26 68 31 52 500 tel 00 352 26 68 31 52 549 fax RCS Luxembourg B 98 668

March 23, 2016

Dear Ternium Shareholders and ADR holders,

I am pleased to invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of TERNIUM S.A. (the “Company”), to be held on Wednesday, May 4, 2016, at the Company’s registered office in 29, avenue de la Porte-Neuve, L-2227, Luxembourg 2:30 p.m. (Luxembourg time).

At the Meeting, you will hear a report on the Company’s business, financial condition and results of operations and will be able to vote on various matters, including the approval of the Company’s financial statements, the election of the members of the board of directors and the appointment of the independent auditors.

The convening Notice and Agenda for the Meeting (which contains the procedures for attending and/or voting at the Meeting), the Shareholder Meeting Brochure and Proxy Statement, the Company’s 2015 annual report (which includes the Company’s consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, together with the board of directors’ and independent auditors’ reports thereon, and the Company’s annual accounts as at December 31, 2015, together with the independent auditor’s report thereon), will be available on our website at http://www.ternium.com/irhome beginning on March 30, 2016.  Copies of such documents will also be available, free of charge, to ADR holders and shareholders registered in the Company’s share register at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 30, 2016. In addition, beginning on March 30, 2016, shareholders registered in the Company’s share register may obtain, also free of charge, electronic copies of such documents by sending an e-mail request to the following electronic address: ir@ternium.com.

Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote or instruct voting at both Meeting.  If you are a holder of shares on April 28, 2016, you can attend and/or vote, personally or by proxy, at the Meeting. If you are a holder of ADRs, please see the letter from The Bank of New York Mellon, the depositary bank, or contact your broker/custodian, for instructions on how to give voting instructions in respect of the shares underlying your ADRs.

Please note the requirements you must satisfy to attend and/or vote your shares at the Meeting.

Yours sincerely,

Paolo Rocca

Chairman

         Re: TERNIUM S.A.

To:   Registered Holders of American Depositary Receipts (“ADRs”)

                for ordinary shares, USD 1.00 par value each (the “Shares”), of

                Ternium S.A. (the “Company”):

The Company has announced that its Annual General Meeting of Shareholders (the “Meeting”) will be held on May 4, 2016 at 2:30 p.m. (Luxembourg time). The Meeting will take place at the Company’s registered office in Luxembourg, located at 29, avenue de la Porte-Neuve, L-2227, Luxembourg. A copy of the Company’s Notice of Annual General Meeting of Shareholders, which includes the agenda for the Meeting, is available on the Company’s website at http://www.ternium.com/irhome.

The enclosed dedicated proxy form is provided to allow you to give voting instructions in respect of the Shares represented by your ADRs. The Notice of the Meeting, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2015 annual report (which includes the Company’s consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, together with the board of directors’ and the independent auditors’ reports thereon; and the Company’s annual accounts as at December 31, 2015, together with the independent auditors’ report thereon), are available on the Company’s website at http://www.ternium.com/irhome. ADR holders may also obtain, free of charge, copies of such materials upon request at +1-800-555-2470 (toll free if you call from the United States) or at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m. (Luxembourg time).

Each holder of ADRs as of April 4, 2016 (the “ADRs Record Date”), is entitled to instruct The Bank of New York Mellon, as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Shares represented by such holder’s ADRs. Any eligible holder of ADRs who desires to give voting instructions in respect of the Shares represented by such holder’s ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon at Proxy Services, C/O Computershare, PO Box 43126, Providence, RI 02940-5138, by 12:00 p.m., New York City time, on April 28, 2016 (the “Voting Deadline”). If the Depositary receives properly completed and signed instructions by the Voting Deadline, then it shall endeavor, insofar as practicable, to vote or cause to be voted the Shares underlying such ADRs in the manner prescribed by the instructions. However, if by the Voting Deadline, the Depositary receives no instructions from the holder of ADRs, or the instructions received by the Depositary are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of Shares underlying such ADRs to vote such Shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such Shares on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs.

Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to the Voting Deadline. No instructions, revocations or revisions thereof will be accepted by the Depositary after the Voting Deadline.

In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from the ADRs Record Date until the Voting Deadline. However, holders of ADRs need not have their ADRs blocked for trading on the New York stock exchange.

IF YOU WANT YOUR VOTE TO BE COUNTED, THE DEPOSITARY MUST RECEIVE YOUR VOTING INSTRUCTIONS PRIOR TO 12:00 P.M. (NEW YORK CITY TIME) ON April 28, 2016.

                                                    THE BANK OF NEW YORK MELLON

                                                                            Depositary

March 30, 2016

New York, New York

Ternium S.A. 29, Avenue de la Porte Neuve L-2227 Luxembourg Grand Duché de Luxembourg 00 352 26 68 31 52 500 tel 00 352 26 68 31 52 549 fax RCS Luxembourg B 98 668

Notice of the Annual General Meeting of Shareholders to be held in Luxembourg on May 4, 2016 at 2:30 p.m. (Luxembourg time).

Notice is hereby given to shareholders of TERNIUM S.A. (the “Company”) that the Annual General Meeting of Shareholders of the Company (the “Meeting”) will be held on May 4, 2016, at 2:30 p.m. (Luxembourg time) at the Company’s registered office located at 29, Avenue de la Porte Neuve, L-2227 Luxembourg. At the Meeting, shareholders will vote on the items listed below under the heading “Agenda for the Annual General Meeting of Shareholders”.

Agenda for the Annual General Meeting of Shareholders

1.                   Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013.

2.                   Consideration of the independent auditor’s report on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2015.

3.                   Allocation of results and approval of dividend payment for the year ended December 31, 2015.

4.                   Discharge of members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2015.

5.                   Election of the members of the Board of Directors.

6.                   Authorization of the compensation of the members of the Board of Directors.

7.                   Appointment of the independent auditors for the fiscal year ending December 31, 2016 and approval of their fees.

8.                   Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members.

9.                   Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.

Procedures for attending and voting at the Meeting

Any shareholder registered in the Company’s share register on April 28, 2016 (the “Shareholders Record Date”), shall be admitted to the Meeting. Such shareholder may attend the Meeting in person or vote by proxy. To vote by proxy, such shareholder must file a completed proxy form with the Company not later than 5:00 p.m. (Luxembourg time) on April 29, 2016, at the Company’s registered office in Luxembourg, located at 29, avenue de la Porte-Neuve, L-2227, Luxembourg.

Any shareholder holding shares through fungible securities accounts wishing to attend the Meeting in person must present a certificate issued by the financial institution or professional depositary holding such shares, evidencing deposit of the shares and certifying the number of shares recorded in the relevant account as of the Shareholders Record Date. Certificates certifying the number of shares recorded in the relevant account as of a date other than the Shareholders Record Date will not be accepted and such shareholder will not be admitted to the Meeting. Certificates must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on April 29, 2016 at the Company’s registered office in Luxembourg.

Shareholders holding their shares through fungible securities accounts may also vote by proxy. To do so, they must present the above referred certificate, together with a completed proxy form. Such certificate and proxy form must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on April 29, 2016, at the Company’s registered office in Luxembourg.

Shareholders who wish to be represented and vote by proxy at the Meeting may obtain, free of charge, a proxy form at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 30, 2016. In addition, beginning on March 30, 2016, shareholders may obtain, also free of charge, an electronic copy of such proxy form by sending an e-mail request to the following electronic address: ir@ternium.com. All proxy forms must be received by the Company, properly completed and signed, at the Company’s registered office in Luxembourg not later than 5:00 p.m. (Luxembourg time) on April 29, 2016.

In the event of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity, must present evidence of their authority to represent the shareholder at the Meeting by means of a proper document (such as a general or special power-of-attorney) issued by the relevant entity. A copy of such power of attorney or other proper document must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on April 29, 2016, at the Company’s registered office in Luxembourg. The original documentation evidencing the authority to attend, and vote at the Meeting, or a notarized and legalized copy thereof, must be presented at the Meeting.

Shareholders and proxy holders attending the Meeting in person will be required to identify themselves with a valid official identification document (e.g., identity card, passport).

Those shareholders who have sold their shares between the Shareholders Record Date and the date of the Meeting may not attend nor be represented at any of the Meeting. In case of breach of such prohibition, criminal sanctions may apply.

Holders of American Depositary Receipts (the “ADRs”) as of April 4, 2016, are entitled to instruct The Bank of New York Mellon, as Depositary, as to the exercise of the voting rights pertaining to the Company’s shares represented by such holder’s ADRs. Eligible holders of ADRs who desire to give voting instructions in respect of the shares represented by their ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon at Proxy Services, C/O Computershare, PO Box 43126, Providence, RI 02940-5138, by 12:00 p.m., New York City time, on April 28, 2016. Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions.

Copies of the Shareholder Meeting Brochure and Proxy Statement, the Company’s 2015 annual report (which includes the Company’s consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, together with the board of directors’ and independent auditors’ reports thereon, and the Company’s annual accounts as at December 31, 2015, together with the independent auditor’s report thereon), are available on our website at http://www.ternium.com/irhome beginning on March 30, 2016.  Copies of such documents are also available, free of charge, to ADR holders and shareholders registered in the Company’s share register at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 30, 2016. In addition, beginning on March 30, 2016, shareholders registered in the Company’s share register may obtain, also free of charge, electronic copies of such documents by sending an e-mail request to the following electronic address: ir@ternium.com.

Arturo Sporleder

Secretary to the Board of Directors

March 23, 2016

Luxembourg

Shareholder Meeting Brochure and Proxy Statement
Ternium S.A. 29, Avenue de la Porte Neuve L-2227 Luxembourg Grand Duché de Luxembourg RCS Luxembourg B 98 668

Ternium

Shareholder Meeting Brochure and Proxy Statement

Annual General Meeting of Shareholders to be held in Luxembourg on May 4, 2016 at 2:30 p.m. (Luxembourg time)

This Shareholder Meeting Brochure and Proxy Statement is furnished by TERNIUM S.A. (the “Company”) in connection with the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on May 4, 2016, at 2:30 p.m. (Luxembourg time), at the Company’s registered office located at 29, avenue de la Porte-Neuve, L-2227 Luxembourg, for the purposes set forth in the convening Notice of the Meeting (the “Notice”).

As of the date hereof, there are issued and outstanding 2,004,743,442 ordinary shares, USD 1.00 par value each, of the Company (the “Shares”), including Shares (the “Deposited Shares”) deposited with The Bank of New York Mellon (the “Depositary”) under the Deposit Agreement, dated as of January 31, 2006 (the “Deposit Agreement”), among the Company, the Depositary and owners and beneficial owners from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals ten Deposited Shares). The Company currently holds 41,666,666 Shares.

Each Share entitles the holder thereof to one vote at general meeting of shareholders of the Company. However, voting rights on the 41,666,666 Shares held by the Company shall be suspended for so long as such Shares are so held.

Any shareholder registered in the Company’s share register on April 28, 2016 (the “Shareholders Record Date”), shall be admitted to the Meeting. Such shareholder may attend the Meeting in person or vote by proxy. To vote by proxy, such shareholder must file a completed proxy form with the Company not later than 5:00 p.m. (Luxembourg time) on April 29, 2016, at the Company’s registered office in Luxembourg.

Any shareholder holding shares through fungible securities accounts wishing to attend the Meeting in person must present a certificate issued by the financial institution or professional depositary holding such shares, evidencing deposit of the shares and certifying the number of shares recorded in the relevant account as of the Shareholders Record Date. Certificates attesting the number of shares recorded in the relevant account as of a date other than the Shareholders Record Date will not be accepted and such shareholders will not be admitted to the Meeting. Certificates must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on April 29, 2016, at the Company’s registered office in Luxembourg.

Shareholders holding their shares through fungible securities accounts may also vote by proxy. To do so, they must present the above referred certificate, together with a completed proxy form. Such certificate and proxy form must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on April 29, 2016, at the Company’s registered office in Luxembourg.

Shareholders who wish to be represented and vote by proxy at the Meeting may obtain, free of charge, a proxy form at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 30, 2016. In addition, beginning on March 30, 2016, shareholders may obtain, also free of charge, an electronic copy of such proxy form free of charge by sending an e-mail request to the following electronic address: ir@ternium.com. All proxy forms must be received by the Company, properly completed and signed, at the Company’s registered office in Luxembourg not later than 5:00 p.m. (Luxembourg time) on April 29, 2016.

In the event of Shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote on behalf of such entity, must present evidence of their authority to represent the shareholder by means of a proper document (such as a general or special power-of-attorney) issued by the relevant entity. A copy of such power of attorney or other proper document must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on April 29, 2016, at the Company’s registered office in Luxembourg. The original documentation evidencing the authority to attend, and vote, at the Meeting, or a notarized and legalized copy thereof, must be presented at the Meeting.

Ternium

Shareholders and their proxies attending the Meeting in person will be required to identify themselves with a valid official identification document (e.g., identity card, passport).

Those shareholders who have sold their shares between the Shareholders Record Date and the date of the Meeting may not attend nor be represented at any of the Meeting. In case of breach of such prohibition, criminal sanctions may apply.

Each holder of ADRs as of April 4, 2016 (the “ADRs Record Date”), is entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by such holder’s ADRs. Any eligible holder of ADRs who desires to give voting instructions in respect of the Shares represented by such holder’s ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon at Proxy Services, C/O Computershare, PO Box 43126, Providence, RI 02940-5138, by 12:00 p.m., New York City time, on April 28, 2016 (the “Voting Deadline”). If the Depositary receives properly completed instructions by the Voting Deadline, then it shall endeavor, insofar as practicable, to vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by the Voting Deadline, the Depositary receives no instructions from the holder of ADRs, or the instructions received are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of Shares underlying such ADRs to vote such Shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such Shares on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs.

Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to the Voting Deadline. No instructions, revocations or revisions thereof will be accepted by the Depositary after that time.

In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from the ADRs Record Date until the Voting Deadline. However, holders of ADRs will not have their ADRs blocked for trading on the New York stock exchange.

Holders of ADRs maintaining non-certificated positions must follow voting instructions outlined by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than that indicated above.

The Meeting will appoint a chairperson pro tempore to preside over the Meeting. The chairperson pro tempore will have broad authority to conduct the Meeting in an orderly and timely manner and to establish rules, (including rules for shareholders (or proxy holders) to speak and ask questions at the Meeting); the chairperson may exercise broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of the agenda.

Pursuant to the Company’s articles of association and Luxembourg law, resolutions at the Meeting will be passed by a simple majority of the votes cast, irrespective of the number of Shares present or represented.

The Meeting is called to address and vote on the following agenda:

Ternium

1.   Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

The Company’s consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (comprising the consolidated balance sheets of the Company and its subsidiaries and the related consolidated income statements, consolidated statements of changes in shareholders’ equity, consolidated cash flow statements and the notes to such consolidated financial statements) and the reports from the Company’s Board of Directors (the “Board of Directors”) and the Company’s independent auditor on such consolidated financial statements are included in the Company’s 2015 annual report, a copy of which is available on the Company’s website at http://www.ternium.com/irhome beginning on March 30, 2016. Copies of the Company’s 2015 annual report are also available to ADR holders and shareholders registered in the Company’s share register, free of charge, at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 30, 2016. In addition, beginning on March 30, 2016, shareholders registered in the Company’s share register may obtain, also free of charge, an electronic copy of the Company’s 2015 annual report by sending an e-mail request to the following electronic address: ir@ternium.com.

Draft resolution proposed to be adopted: “the Meeting resolved to approve the Company’s consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013.”

2.   Consideration of the independent auditor’s report on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2015

The Company’s annual accounts as at December 31, 2015 (comprising the balance sheet, the profit and loss account and the notes to such annual accounts) and the report from the Company’s independent auditor on such annual accounts are included in the Company’s 2015 annual report, a copy of which is available on our website at http://www.ternium.com/irhome beginning on March 30, 2016. Copies of the Company’s 2015 annual report are also available to ADR holders and shareholders registered in the Company’s share register, free of charge, at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 30, 2016. In addition, beginning on March 30, 2016, shareholders registered in the Company’s share register may obtain, also free of charge, an electronic copy of the Company’s 2015 annual report by sending an e-mail request to the following electronic address: ir@ternium.com.

Draft resolution proposed to be adopted: “the Meeting resolved to approve the Company’s annual accounts as at December 31, 2015.”

3.   Allocation of results and approval of dividend payment for the year ended December 31, 2015

In accordance with applicable Luxembourg law and the Company’s articles of association, the Company is required to allocate 5% of its annual net income to a legal reserve, until this reserve equals 10% of the subscribed capital. As indicated in the Company’s 2015 annual accounts, the Company’s legal reserve already amounts to 10% of its subscribed capital, and, accordingly, the legal requirements in that respect are satisfied.

The Board of Directors proposes that a dividend payable in U.S. dollars on May 13, 2016, in the amount of USD 0.09 per Share (or USD 0.9 per ADR), which represents an aggregate sum of approximately USD 177 million, be approved and that the Board of Directors be authorized to determine or amend, in its discretion, the terms and conditions of the dividend payment, including the applicable record date. Accordingly, if this dividend proposal is approved, the Company will make, or cause to be made, a dividend payment on May 13, 2016, in the amount of USD 0.09 per Share (or USD 0.9 per ADR).

Ternium

While the Company’s annual accounts as at December 31, 2015 show a loss for 2015, the Company’s consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 show a profit of 2015 of USD 59,779,000. Considering the Company’s retained earnings and other distributable reserves, the Company has distributable amounts which exceed the proposed dividend.

The aggregate amount of USD 176,676,909.84 to be distributed as dividend on May 13, 2016, is to be paid from the Company’s retained earnings reserve. The loss of the year ended December 31, 2015, would be absorbed by the Company’s retained earnings account.

Upon approval of this resolution, it is proposed that the Board of Directors be authorized to determine or amend, in its discretion, any of the terms and conditions (including payment date) of the dividend payment.

Draft resolution proposed to be adopted: “the Meeting resolved (i) to approve a dividend, payable in U.S. dollars, on May13, 2016, in the amount of USD 0.09 per share issued and outstanding (or USD 0.9 per ADR), (ii) to authorize the Board of Directors to determine or amend, in its discretion, any of the terms and conditions of such dividend payment, including the applicable record date, (iii) that the aggregate amount of USD 176,676,909.84 to be distributed as dividend on May 13, 2016, be paid from the Company’s retained earnings reserve, and (iv) that the loss of the year ended December 31, 2015, be absorbed by the Company’s retained earnings account.”

4.   Discharge of members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2015

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s annual accounts as at December 31, 2015, all those who were members of the Board of Directors during the year ended December 31, 2015, be discharged from any liability in connection with the management of the Company’s affairs during such year.

Draft resolution proposed to be adopted: “the Meeting resolved to discharge all those who were members of the Board of Directors during the year ended December 31, 2015, from any liability in connection with the management of the Company’s affairs during such year.”

5.   Election of the members of the Board of Directors

Pursuant to article 7 of the Company’s articles of association, the annual general meeting must elect a Board of Directors of not less than five and not more than fifteen members, who shall have a term of office of one year, but may be reappointed.

Pursuant to article 11 of the Company’s articles of association and applicable securities laws and regulations, the Company must have an audit committee (the “Audit Committee”) composed of three members who shall qualify as “independent directors”.

The current Board of Directors consists of eight Directors, three of whom (Messrs. Ubaldo Aguirre, Adrian Lajous and Vincent Robert Gilles Decalf) qualify as “independent directors” under the Company’s articles of association and applicable law, and are members of the Audit Committee.

It is proposed that (i) the number of members of the Board of Directors be maintained at eight, and that (ii) Messrs. Ubaldo Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Vincent Robert Gilles Decalf, Adrian Lajous, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil be re-elected as members of the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2016 annual accounts.

Ternium

Set forth below is summary biographical information of each of the candidates:

1) Mr. Ubaldo José Aguirre. Mr. Aguirre has served on the Board of Directors since 2006. He is a managing director of Aguirre y Gonzalez S.A., an Argentine financial services firm, and serves as chairman of the board of directors and as a member of the audit committee of Holcim Argentina S.A., a subsidiary of Lagarge Holcim Group, the Swiss cement producer. Since 2005, he also serves as chairman of the board of directors of Permasur S.A., an Argentine winery, and of Editorial Sur S.A. Since 2000, he is a member of the board of directors of AECOM Argentina S.A., the Argentine subsidiary of the U.S. corporation. He is a member of the Administrative Board of Universidad Católica Argentina. Mr. Aguirre formerly served as director and chairman of the audit committee of Siderar S.A.I.C. Mr. Aguirre began his career at the World Bank in Washington, D.C. In addition, Mr. Aguirre has been a member of the boards of each of Argentina’s Central Bank —where he was responsible for that country’s external borrowing program and financial negotiations— Banco de la Nación Argentina and Banco Nacional de Desarrollo. He also served as the Republic of Argentina’s financial representative for Europe in Geneva and as negotiator on behalf of the Republic of Argentina with the Paris Club.  Mr. Aguirre, aged 67, is an Argentine citizen.

2) Mr. Roberto Bonatti. Mr. Bonatti has served as a director of the Company since 2005. Mr. Bonatti is a grandson of Agostino Rocca, founder of the Techint Group, a group of companies controlled by San Faustin. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint Group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin and, since 2001, he has served as its president. In addition, Mr. Bonatti currently serves as president of Sadma Uruguay S.A. He is also a member of the board of directors of Tenaris. Mr. Bonatti, aged 66, is an Italian citizen.

3) Mr. Carlos Alberto Condorelli. Mr. Condorelli has served as a director of the Company since 2005. He is also a member of the board of directors of Tenaris since 2007. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including chief financial officer of Tenaris, finance and administrative director of Tubos de Acero de México, S.A. and president of the board of directors of Empresa Distribuidora La Plata S.A., an Argentine utilities company. Mr. Condorelli, aged 65, is an Argentine citizen.

4) Mr. Vincent Robert Gilles Decalf. Mr. Decalf has served as a director of the Company since September 2015. He is also a member of the board of directors of the Luxembourg Stock Exchange (Bourse de Luxembourg) and the Luxembourg Institute for Directors and Managers (Institut Luxembourgeois des Administrateurs) as well as a non-executive director of Foyer International S.A. and other private Luxembourg companies. From 1989 to 2008, Mr. Decalf held various executive positions with Société Générale and has extensive experience in the financial industry. Mr. Decalf , aged 53, is a French citizen.

5) Mr. Adrian Lajous. Mr. Lajous has served as a director of the Company since 2006. Mr. Lajous currently serves as chairman of the Oxford Institute for Energy Studies, a fellow at the Center for Global Energy Policy at Columbia University, president of Petrométrica, S.C. and non-executive director of Trinity Industries Inc. Mr. Lajous began his career teaching economics at El Colegio de México and in 1977 was appointed director general for energy at Mexico’s Ministry of Energy. Mr. Lajous joined Petróleos Mexicanos (Pemex) in 1983, where he held a succession of key executive positions including executive coordinator for international trade, corporate director of planning, corporate director of operations and director of refining and marketing. From 1994 until 1999, he served as chief executive officer of Pemex and chairman of the boards of the Pemex Group of operating companies. In addition, he served as non-executive director of Schlumberger Ltd. between 2002 and 2014.. Mr. Lajous, aged 72, is a Mexican citizen.

6)  Mr. Gianfelice Mario Rocca. Mr. Rocca has served as a director of the Company since 2006. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, a member of the board of directors of Tenaris, president of the Humanitas Group and president of the board of directors of Tenova S.p.A. In June 2013, he was elected president of Assolombarda, the largest territorial association of entrepreneurs in Italy and part of Confindustria (Italian employers’ organization). In addition, he is a member of the EIT Governing Board (European Institute of Innovation and Technology) and sits on the board of directors or executive committees of several companies, including Allianz S.p.A., Brembo, Buzzi Unicem and Bocconi University. He is a member of the Advisory Board of Allianz Group, of the Aspen Institute Executive Committee, of the Trilateral Commission and of the European Advisory Board of the Harvard Business School.Mr. Rocca, aged 68, is an Italian citizen.

Ternium

7) Mr. Paolo Rocca. Mr. Rocca has served as chairman of the Board since 2005. He is a grandson of Agostino Rocca. He is also chairman and chief executive officer of Tenaris, a member of the board of directors and vice president of San Faustin, chairman of Tubos de Acero de México S.A. and a director of Techint Financial Corporation. In addition, he is a member of the Executive Committee of the World Steel Association. Mr. Rocca, aged 63, is an Italian citizen.

8) Mr. Daniel Agustin Novegil. Mr. Novegil has served as a director and chief executive officer of the Company since 2005. With almost 40-years of experience in the steelmaking industry, he was appointed managing director of Siderar in 1993 and was a member of the board of directors of Usiminas from 2012 until 2015. He is also member of the board of directors of the World Steel Association and former president of Alacero (Latin American Steel Association). Since 1999 he has been a member of the advisory board of the Sloan Masters Program at Stanford University. Mr. Novegil, aged 63, is an Argentine citizen.

The Board met eight times during 2015. On January 12, 2006, the Board of Directors created an Audit Committee pursuant to Article 11 of the Company’s articles of association. As permitted under applicable laws and regulations, the Board of Directors does not have any executive, nominating or compensation committee, or any committees exercising similar functions.

Draft resolution proposed to be adopted: “the Meeting resolved to maintain the number of members of the Board of Directors at eight and to re-appoint Messrs. Ubaldo Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Vincent Robert Gilles Decalf, Adrian Lajous,  Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil to the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the 2016 accounts.”

6.  Authorization of the compensation of the members of the Board of Directors

It is proposed that each member of the Board of Directors receives an amount of USD 85,000.00 as compensation for his services during the fiscal year 2016, and that the Chairman of the Board of Directors receives, further, an additional fee of USD 295,000.00. It is further proposed that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of USD 55,000.00, and that the Chairman of such Audit Committee receives, further, an additional fee of USD 10,000.00. In all cases, the proposed compensation would be net of any applicable Luxembourg social security charges.

Draft resolution proposed to be adopted: “the Meeting resolved that each of the members of the Board of Directors receive an amount of USD 85,000.00 as compensation for his services during the fiscal year 2016, and that the Chairman of the Board of Directors receive, further, an additional fee of USD 295,000.00; and that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of USD 55,000.00, and that the Chairman of such Audit Committee receive, further, an additional fee of USD 10,000.00. In all cases, the approved compensation will be net of any applicable Luxembourg social security charges.”

Ternium

7.   Appointment of the independent auditors for the fiscal year ending December 31, 2016 and approval of their fees

The Audit Committee has recommended the appointment of PricewaterhouseCoopers, Société coopérative, Cabinet de révision agréé (PricewaterhouseCoopers’ Luxembourg member firm) as the Company’s independent auditors for the fiscal year ending December 31, 2016, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2016 accounts.

In addition, the Audit Committee has recommended the approval of the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2016, broken-down into eight currencies (Argentine Pesos, Brazilian Reais, Colombian Pesos, Euro, Mexican Pesos, Swiss Francs, Uruguayan Pesos, and U.S. Dollars), up to a maximum amount for each currency equal to ARS 18,320,607.00; BRL 22,476; COP 233,872,573.00; EUR 566,494.00; MXN 12,860,675.00; CHF 29,000.00; UYU 3,399,813.00 and USD 62,400.00. Such fees would cover the audit of the Company’s consolidated financial statements and annual accounts, the audit of the Company’s internal controls over financial reporting as mandated by the Sarbanes-Oxley Act of 2002, other audit-related services, and other services rendered by the independent auditors. It is proposed that the Audit Committee be authorized to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

Draft resolution proposed to be adopted: “the Meeting resolved to (i) appoint PricewaterhouseCoopers Société coopérative, Cabinet de révision agréé, as the Company’s independent auditors for the fiscal year ending December 31, 2016, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2016 accounts; and (ii) approve the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2016, broken-down into eight currencies (Argentine Pesos, Brazilian Reais, Colombian Pesos, Euro, Mexican Pesos, Swiss Francs, Uruguayan Pesos, and U.S. Dollars), up to a maximum amount for each currency equal to ARS 18,320,607.00; BRL 22,476; COP 233,872,573.00; EUR 566,494.00; MXN 12,860,675.00; CHF 29,000.00; UYU 3,399,813.00 and USD 62,400.00., and to authorize the Audit Committee to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.”

8.   Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members

It is proposed that the Board of Directors be authorized to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company.

Draft resolution proposed to be adopted: “the Meeting resolved to authorize the Board of Directors to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as Chief Executive Officer (Administrateur Délégué) of the Company.”

9.   Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact

In order to provide for the necessary flexibility in the management of the Company’s affairs, it is proposed to authorize the Board of Directors to appoint any or all members of the Board of Directors from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board of Directors may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s general meeting of shareholders, it being understood, for the avoidance of doubt, that this authorization does not impair nor limit in any way the powers of the Board of Directors to appoint any non-members of the Board of Directors as attorneys-in-fact of the Company pursuant to the provisions of article 10.1(iii) of the Company’s articles of association.

Ternium

Draft resolution proposed to be adopted: “the Meeting resolved to authorize the Board of Directors to appoint any or all members of the Board of Directors from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board of Directors may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s general meeting of shareholders; it being understood, for the avoidance of doubt, that this authorization does not impair nor limit in any way the powers of the Board of Directors to appoint any non-members of the Board of Directors as attorneys-in-fact of the Company pursuant to the provisions of article 10.1(iii) of the Company’s articles of association.”

___________________________________

The Company anticipates that the next Annual General Meeting of Shareholders will be held on May 3, 2017. Any shareholder who intends to present a proposal to be considered at the next Annual General Meeting of Shareholders must submit the proposal in writing to the Company at the Company’s registered office located at 29, avenue de la Porte-Neuve, L-2227 Luxembourg, Grand Duchy of Luxembourg, not later than 4:00 P.M. (Luxembourg time) on February 1, 2017, in order for such proposal to be considered for inclusion on the agenda for the 2017 Annual General Meeting of Shareholders. PricewaterhouseCoopers, société coopérative, Cabinet de révision agréé, are the Company’s independent auditors. A representative of the independent auditors will be present at the Meeting.

Arturo Sporleder

Secretary to the Board of Directors

March 23, 2016

Luxembourg

Ternium S.A.

Annual Report 2015

Contents

Company Profile and Strategy

Operating and Financial Highlights

Chairman’s Letter

Management Report

Business Review

Corporate Governance

Board of Directors and Senior Management

Investor Information

2015 Results. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Financial Statements

Company Profile and Strategy

Ternium is a leading steel producer in Latin America. We manufacture and process a broad range of value-added steel products, including galvanized and electro-galvanized sheets, pre-painted sheets, tinplate, welded pipes, hot-rolled flat products, cold-rolled products, bars and wire rods as well as slit and cut-to-length offerings through our service centers.

Our customers range from large global companies to small businesses operating in the construction, automotive, home appliances, capital goods, container, food and energy industries. We aim to build close relationships with our customers and recognize that our success is closely linked with theirs.

Ternium has a deeply ingrained industrial culture. With approximately 16,700 employees and an annual production capacity of 11 million tons of finished steel products, Ternium has production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, as well as a network of service and distribution centers throughout Latin America that provide it with a strong position from which to serve its core markets.  In addition, Ternium participates in the control group of Usiminas, a leading steel company in the Brazilian steel market.

Our proximity to local steel consuming markets enables us to differentiate from our competitors by offering valuable services to our customer base across Latin America.  Our favorable access to iron ore sources and proprietary iron ore mines in Mexico provide operational flexibility, and our diversified steel production technology enables us to adapt to fluctuating input-cost conditions.

We operate with a broad and long-term perspective, and we regularly work towards improving the quality of life of our employees, their families and the local communities where we operate.

Ternium S.A. (the “Company”) is a Luxembourg company and its American Depositary Shares, or ADSs, are listed on the New York Stock Exchange (NYSE: TX). We refer to Ternium S.A. and its consolidated subsidiaries as “we,” “our” or “Ternium.”

The financial and operational information contained in this annual report is based on Ternium’s operational data and on the Company’s consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards and IFRIC interpretations as issued by the International Accounting Standards Board, or IASB and adopted by the European Union (EU), or IFRS, and presented in U.S. dollars ($) and metric tons.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

Operating and Financial Highlights

	2015	2014	2013	2012[1]	20111 2
STEEL SALES VOLUME (thousand tons)

Mexico	5,933.4	5,632.2	4,984.9	4,952.4	4,683.2
Southern Region	2,552.2	2,510.9	2,633.1	2,444.5	2,635.3
Other Markets	1,114.6	1,238.5	1,370.3	1,371.2	1,505.0
Total	9,600.3	9,381.5	8,988.4	8,768.2	8,823.6

FINANCIAL INDICATORS ($ million)

Net sales	7,877.4	8,726.1	8,530.0	8,608.1	9,122.8
Operating income	639.3	1,056.2	1,109.4	920.6	1,255.7
EBITDA[3]	1,073.1	1,471.0	1,486.6	1,291.5	1,651.6
Equity in (losses) earnings of non-consolidated companies[4]	(272.8)	(751.8)	(31.6)	(346.8)	10.1
Profit before income tax expense	267.1	234.9	942.3	452.1	965.4
Profit (loss) for the year attributable to:
Owners of the Parent	8.1	(198.8)	455.4	142.0	517.7
Non-controlling interest	51.7	94.6	137.5	48.9	135.1
Profit (loss) for the year	59.8	(104.2)	592.9	190.9	652.8

Capital expenditures	466.6	443.5	883.3	1,022.6	577.0
Free cash flow[5]	856.8	62.4	208.9	32.5	45.4

BALANCE SHEET ($ million)

Total assets	8,062.6	9,690.2	10,372.6	10,867.0	10,743.1
Total financial debt	1,521.0	2,164.8	2,002.8	2,424.4	1,996.1
Net debt (cash) financial position	1,132.3	1,801.5	1,526.1	1,703.3	(443.6)
Total liabilities	3,259.6	4,055.5	4,034.6	4,432.1	3,954.5
Capital and reserves attributable to the owners of the parent	4,033.1	4,697.2	5,340.0	5,369.2	5,711.5
Non-controlling interest	769.8	937.5	998.0	1,065.7	1,077.1

STOCK DATA ($ per share / ADS6)

Basic earnings (losses) per share	0.00	(0.10)	0.23	0.07	0.26
Basic earnings (losses) per ADS	0.04	(1.01)	2.32	0.72	2.63
Proposed dividend per ADS	0.90	0.90	0.75	0.65	0.75

Weighted average number of shares outstanding[7]	1,963,076.8	1,963,076.8	1,963,076.8	1,963,076.8	1,968,327.9
(thousand shares)

1 Starting on January 1, 2013, Peña Colorada and Exiros have been proportionally consolidated. Comparative amounts for the periods ended December 31, 2012 and 2011 show them as investments in non-consolidated companies and their results are included within “Equity in (losses) earnings of non-consolidated companies” in the consolidated income statement.

2 Ternium changed prospectively the functional currency of its Mexican subsidiaries to the U.S. dollar, effective as of January 1, 2012. For the period ended December 31, 2011 the functional currency for the Company's Mexican subsidiaries was the Mexican peso.

3 EBITDA equals operating income adjusted to exclude depreciation and amortization.

4 Equity in (losses) earnings of non-consolidated companies includes an impairment charge on the Usiminas investment of $191.9 million in 2015, $739.8 million in 2014 and $275.3 million in 2012.

5 Free cash flow equals net cash provided by operating activities less capital expenditures.

6 Each ADS represents 10 shares.

7 Shares outstanding were 1,963,076,776 as of December 31 of each year.

Chairman’s Letter

The global steel industry in 2015 was severely impacted by the continuing increase in steel exports from China, which rose 20% year on year to a new historical record of 110 million tons, an amount greater than the entire steel consumption in the USA. This increase took place in a year when global steel consumption outside China remained flat, while in China it continued to decline. Steel prices throughout the world have been affected and many producers have recorded losses for the year. Recognizing the gravity of the situation, many governments, including those in the USA and Mexico, are taking actions to limit the amount of unfairly traded imports.

Latin America imported 9.4 million tons of steel products from China in 2015, accounting for 14% of steel consumption in the region, as well as running a large imbalance in the trade of manufactured goods containing steel. Outside of Mexico, the decline of commodity prices has not been accompanied by growth in industrial activity and manufacturing employment and this is affecting the economic prospects of the region.

In this context, Ternium performed well in 2015, bolstered by its strong positioning in Mexico and the apparent stability of the Argentine economy in an election year. Net sales declined 10% year on year to $7.9 billion on lower selling prices as shipments rose 2%. EBITDA declined 27% to $1.1 billion and our EBITDA margin remained at an industry-leading level at close to 14% as we benefited from lower raw material costs and ongoing efficiency initiatives. Cash flow performance was strong with a reduction in working capital of $509 million which permitted us to reduce our net debt position to $1.1 billion at the end of the year and continue with our capital investment program to strengthen our range of high value products and the cost efficiency and safety of our operations.

In Mexico, our shipments rose 5% year on year and now represent 62% of total shipments. We continue to consolidate our position as the leading steel supplier to the automotive industry and to displace imports of high value industrial products. Following on from our investments in our cold-rolling mill and Tenigal hot-dipped galvanizing line in Pesquería, we completed the installation of a new run-out table, incorporating advanced cooling technology, in our hot strip mill in Churubusco with which we will develop an additional range of new high-strength steel products for automotive and other industrial applications.

In Argentina, shipments rose 6% year on year boosted by demand from the construction sector despite weaker demand from the industrial sector, which was affected by macroeconomic imbalances and lower exports to Brazil. With the change of government we expect a more positive development of the economy in coming years led by increased investment in infrastructure and the agricultural and oil and gas sectors.

In Colombia, we bought out the remaining minority interest in our Ferrasa subsidiary, further consolidating this operation. Our sales during the year, however, continued to be affected by low-priced imports from China.

We continue to strengthen our safety and environmental management systems, fully implementing our new safety training procedures, extending our assessment of critical production processes and through investments aimed at modernizing technology and processes at our older units such as the Guerrero plant in Mexico. We have completed the certification of our main facilities in Mexico and Argentina under the OHSAS 18001 safety management standard and we expect to complete the certification of our facilities under the ISO 14001 environmental management standard during 2016. These standards are designed to facilitate the development of the highest levels of excellence in safety and environmental management.

Our initiatives to strengthen the industrial value chain in the countries where we operate by offering support and training for small and medium enterprises (SMEs) are attracting growing interest and now have 1,130 companies participating, an increase of 20% over the previous year. These initiatives focus on developing industrial management skills with new training programs developed in Mexico and Argentina together with local institutions as well as technical services relating to the development and use of our products. One initiative, carried out in association with the Instituto Tecnológico de Buenos Aires (Buenos Aires Technology Institute) and local truck manufacturers in Argentina, contributed to the development of high-strength steel-manufactured trailers, which have a higher freight capacity and fuel efficiency than traditional models.

Education is a fundamental value for Ternium, an essential component of an industrial culture that identifies progress with that of the communities where we operate, providing a factor for integration and social mobility. To strengthen technical education in the community surrounding Ternium’s Mexican plants, we are constructing a purpose-built technical school in Pesquería. Scheduled for opening in August 2016, the new school will become the second Roberto Rocca Technical School and will share teacher training programs and a curriculum with the first such school established in Campana, Argentina by our sister company Tenaris.

We have written down the value of our participation in Usiminas to $240 million. This investment has been deeply affected by the deterioration in the Brazilian macro-economic climate and its impact on the outlook for steel consumption in the country. We continue to seek an acceptable solution to the unresolved dispute within the Usiminas control group and maintain our interest in developing a position to serve the industrial sector market in Brazil.

We closed the year with earnings per ADS of $0.04, after taking into account the losses we recorded on our investment in Usiminas. Considering, however, our solid operating results and financial position, we are proposing to maintain our annual dividend to shareholders at $0.90 per ADS.

During 2015, Ternium made good progress in consolidating its leading position as a supplier of high value steel products to the industrial sector in Mexico, Argentina and other Latin American countries and maintained its profitability in an industry affected by global overcapacity. Throughout the company, we are working to differentiate ourselves from our competitors and to sustain a position of leadership through industrial excellence, product development and customer service. I would like to thank our employees for their efforts and achievements during the past year. I would also like to thank our customers, suppliers and shareholders for their continuing support and confidence in our company.

Paolo Rocca

Chairman

March 29, 2016

Business Review

Steel consumption in the main steel markets of the Americas showed mixed performances in 2015. The Mexican steel market showed solid expansion in the year, reflecting healthy economic activity. The Argentine steel market also grew, although the economic performance of the various sectors was mixed. On the other hand, consumption in the U.S. steel market decreased in 2015 reflecting lower investments in the oil & gas industry, while steel consumption in Brazil decreased during the year in sync with a worsening economic performance. Throughout 2015, Ternium achieved record shipment volumes of 9.6 million tons and continued to be the leading supplier of flat steel products in Mexico and Argentina, and a leading supplier of steel products in Colombia.

Mexico, with shipments growth of 5.3% year-over-year, continued to gain participation in Ternium’s total steel shipments, increasing to 62% of total steel shipments in 2015, from 60% in 2014. Mexico showed a moderate acceleration in economic activity in 2015, with steel market demand expanding by 5.8% year-over-year, according to the Latin American Steel Association, reflecting a vibrant industrial sector that continued increasing exports of manufactured goods, particularly to the U.S., and an improved construction sector.

Shipments in the Southern Region increased slightly year-over-year. Argentina’s economic activity showed an uneven performance in 2015, with strong activity in the construction sector offsetting weaker activity elsewhere. Although overall steel consumption grew 4.9% year-over-year in 2015, the industrial sector was affected by macroeconomic imbalances and a less favorable external context, including a sharp contraction of the Brazilian manufacturing sector and a deflation process in the international commodity markets.

Ternium’s steel shipments in the Other Markets region decreased in 2015, including lower shipments to our main markets in Colombia, the U.S. and Central America. In Colombia and Central America, steel import penetration increased during 2015, reflecting an unprecedented level of low-priced Chinese steel exports, in many cases under unfair trade conditions. In the U.S., steel consumption decreased in 2015 as overall higher economic activity did not offset the effect of lower investments in the oil & gas sector.

The construction of Techgen’s power plant has been progressing on schedule and on budget. Techgen is a joint venture company located in the Pesquería area of the state of Nuevo León, Mexico. The 900 megawatts power plant is expected to be operational by the end of 2016 on total investment of $1.1 billion. The plant is expected to cover 100% of Ternium’s electricity requirements in Mexico.

Ternium’s support program for small- and medium-sized enterprises (SMEs) continued growing in Mexico and Argentina in 2015 and now covers approximately 1,130 companies. Throughout its more than 10 years of existence, the program has helped create an industrial network including customers, suppliers, technical schools, universities, business schools and governments, that has contributed to the improvement of the industry’s performance and to the reduction of investment barriers for our customers and suppliers. In 2015, the program continued expanding its activities in Mexico through the incorporation of new SMEs and the organization of its first annual industry convention.

Ternium’s environmental projects during 2015 focused on the improvement of air emissions and wastewater treatment and disposal, and on the reduction or elimination of hazardous products from our manufacturing processes. Of note during the year was the commissioning in our Guerrero unit in Mexico of a new briquetting facility for the recycling of metallic fines. In addition, under our ongoing ISO 14001 certification project, during 2015 Ternium obtained certificates for our Pesquería, Tenigal and Puebla units in Mexico, our Villa Nueva unit in Guatemala, and our Canning and Haedo units in Argentina.

On safety management initiatives, Ternium continued the diagnosis and identification of process hazards at the critical processes in our steelmaking and steel processing facilities in Mexico and Argentina. In addition, during 2015 this initiative was extended to our steelmaking and steel processing facilities in Colombia and to our mining operations. The program is being carried out in cooperation with Dupont, a renowned authority in industrial safety that was retained by Ternium during the second half of 2013. Furthermore, during the year we obtained certificates under the OHSAS 18001 safety standard for our main facilities in Mexico and Argentina.

Steel Segment

Ternium’s shipments of steel products reached 9.6 million tons in 2015, a 2.3% increase compared with the 9.4 million tons achieved in the previous year. GDP in Latin America contracted 0.3% in the year, affected by the poor performance of the Brazilian economy, compared with a 1.3% expansion rate in 2014, while the U.S. economy grew 2.5% in 2015, slightly higher than its 2.4% expansion rate in 2014.

Apparent demand for finished steel decreased 3.1% year-over-year in Latin America in 2015 reflecting a slump in steel consumption in Brazil as well as decreases in other steel markets. Mexico was, however, one of the few countries in the region that showed an expansion in apparent steel demand in 2015, once again driven by a dynamic industrial sector and also supported by a better performance of the construction sector. Elsewhere in Latin America, activity levels in the main steel markets deteriorated almost across the board in 2015. In the United States, apparent demand for finished steel decreased 3.0% year-over-year, according to October 2015 preliminary estimates, reflecting lower activity in the oil & gas sector in the country, as a result of weakening oil prices, partially offset by overall better activity in the other sectors of the economy.

  8 Source: International Monetary Fund, World Economic Outlook.

Mexico

During 2015, Ternium was the leading supplier of flat steel products in Mexico. Shipments to this market increased 5.3% year-over-year to a new record of 5.9 million tons, representing 62% of Ternium’s total steel shipments. Mexico’s GDP increased 2.5% year-over-year in 2015 showing a moderate acceleration in economic activity versus the prior year. Apparent steel use increased 5.8% year-over-year to approximately 24.2 million tons supported by a broad expansion of the Mexican industrial sector and continued improvement in the construction sector.

Within Mexico’s industrial sector, motor vehicles production continued to outperform in 2015 with a 5.6% year-over-year growth. As showed in the chart, the automotive industry is going through an outstanding multi-year expansion cycle and, with 3.4 million units produced in 2015, Mexico ranks as the seventh largest car producer in the world. Ternium is the largest supplier to the automotive industry in the country.

The strength of Mexico’s industrial sector has helped Ternium carry out its differentiation strategy based on the development of high-end products and value-added services. In this regard, following the completion and ramp-up of our Pesquería industrial center, Ternium is now able to supply the full steel requirements of cars and pick-up trucks manufacturers in Mexico, with the new galvanizing facility (Tenigal) now entirely dedicated to serving our automotive customers. Furthermore, we have recently completed the investments necessary to enhance the processing capabilities of our Churubusco hot strip mill, which will allow us to develop high-strength advanced steel products to meet demand for high quality industrial products, especially in the automotive industry. Ternium has also developed new sophisticated steel products to support our industrial customers’ requirements, mainly in the home appliances and oil and gas sectors.

Construction activity in Mexico grew 3.2% year-over-year in 2015, better than the 1.9% expansion rate recorded in 2014, supported mainly by road infrastructure projects, and non-residential and housing building. Ternium’s efforts in this market continued focusing on offering a full range of steel products and enhancing customer services, including the development of local presence, logistics management and the introduction of new information technology tools.

  9 Source: World Steel Association, Latin American Steel Association and Ternium estimates.

Steel prices in the U.S., which are a significant driver of steel prices in Mexico, continued trending downward throughout 2015. Service center steel inventories in the U.S. decreased during 2015, partly as a result of lower steel consumption levels and expectations of lower steel prices. On the other hand, steel imports in the U.S. decreased during 2015 after peaking in October 2014, discouraged by lower steel prices in the local market and new U.S. government trade measures against certain steel imports, which were raised in order to prevent unfair trade practices. Similarly, during 2015 the Mexican Government increased import tariffs on several steel product groups to 15% for a period of six months, except imports from countries with which Mexico signed free trade agreements, and enacted several trade measures in response to unfair trade practices related to steel imports.

Unfair steel trade practices, which have affected steel markets globally, have been a consequence of global steel excess production capacity, mainly in China, together with decreasing steel consumption, partly as a result of a slowdown of the Chinese economy. On the other hand, lower oil prices, a stronger U.S. dollar and decreasing steel consumption globally has led to a year-long deflation trend in steel production costs, including Mexico’s.

During 2015, Ternium continued running its integrated steelmaking facilities in Mexico at close to full capacity, while achieving new record production levels in several facilities. We continued maximizing the use of direct reduced iron in the metallic mix of our steel shops (produced in our natural gas-based iron ore direct reduction units), which continued to be a cost efficient input despite decreasing steel scrap prices during the year, helped by decreasing transportation, energy and labor costs in U.S. dollar terms. Our re-rolling facilities saw higher production levels in 2015 compared with those of the previous year, as demand for our steel products continued expanding.

Ternium’s capital expenditures in the steel segment in Mexico amounted to $211 million in 2015. The main investments carried out during the period included those made for the improvement of environmental and safety conditions at certain facilities of the Guerrero and Puebla units, and for the mentioned upgrade and expansion of the hot strip mill of the Churubusco unit. Ternium’s ongoing investment plan in the steel segment in Mexico continues focusing on projects aimed at enhancing quality and productivity, reducing costs and improving environmental and safety conditions.

Looking forward, steel consumption in Mexico is expected to continue expanding in 2016, supported by a solid performance of the industrial sector, in part as a result of the strength of the U.S. market demand for goods manufactured in Mexico, and better activity levels in the construction sector. In this context, during 2016 Ternium expects to achieve new record shipment levels in the country and increase the utilization rates of its re-rolling facilities.

  10 Source: Mexican Statistics and Geography Institute.

  11 Source: Mexican Automotive Industry Association.

Southern Region

The Southern Region encompasses the steel markets of Argentina, Bolivia, Chile, Paraguay and Uruguay. During 2015, Ternium was the leading supplier of flat steel products in Argentina.  Shipments in the Southern Region reached 2.6 million tons in 2015, slightly higher than shipment levels in 2014, representing 27% of Ternium’s consolidated steel shipments.

Economic sectors in Argentina showed a mixed performance in 2015. A dynamic construction sector on the bright side, with record activity levels in residential, infrastructure, road, and energy related construction, but continued weakness in the industrial sector, being of note a 12% decrease in motor vehicle production. All in all, apparent steel demand increased 4.9% year-over-year to approximately 5.2 million tons, leading to a 6.0% increase of Ternium’s shipments in the country.

Our efforts in Argentina continued focusing on fostering steel demand, through our program to help SMEs in the steel industry value chain to grow, and to further strengthen our offering of steel products and related services so as to fulfill our customers’ current and emerging requirements. Besides our developments for the home appliances and oil and gas sectors, we certified new steel products for automotive manufacturers in Argentina and bolstered our customer service program to foster the use of high-end steel products in replacement of less sophisticated steel products.

Ternium’s shipments to the Paraguayan and Bolivian markets decreased in 2015, while shipments to the Chilean and Uruguayan markets remained relatively stable compared to shipment levels in the previous year. The economies of these countries expanded in 2015, with GDP growth rates of between 2.3% and 4.1% year-over-year.

In 2015, Ternium maintained relatively stable steel production levels in Argentina compared with those in 2014. We blew-down the smaller blast furnace for programmed maintenance by mid-November of 2015, increased production rates at our largest blast furnace and consumed pig iron inventories in the steel shop to compensate for the shortfall in pig iron production. In the finishing facilities, production rates increased moderately compared with those of the previous year, driven mainly by increased demand in the local Argentine market, which entails higher processing requirements compared to those required by exports.

Ternium’s capital expenditures in the Southern Region, mainly in Argentina, amounted to $188 million in 2015. During the year, we made progress on several projects, including those for the revamping of the hot-rolling mill, the expansion and enhancement of the coking facilities, the upgrading of the steel shop facilities and the improvement of environmental and safety conditions.

 12 Source: Argentine Statistics Institute.

 13 Source: Argentine Automotive Producers Association.

Looking forward, the steel industry value chain in Argentina is expected to face internal and external challenges during 2016. Local prices and costs are trending down, as part of a broader adjustment of the Argentine economy, while local apparent steel demand is expected to decrease compared to 2015. A recession in Brazil and a sharp depreciation of the Brazilian Real has affected our local customers’ manufactured products exports to that country. Lower domestic demand in Brazil may also incentivize the export of manufactured products from that country, in a context in which costs in Brazil continue to be lower than in Argentina, an imbalance that might not turn around in the short term. In addition, previously described unfair trade practices in the international steel markets may add to challenges to the Argentine steel market in 2016.

Due to the mentioned programmed maintenance stoppage of one blast furnace, our steel production volume in Argentina is expected to decrease year-over-year in 2016. Our capital expenditures will continue focusing on projects aimed at increasing steel processing capacity and operating efficiency, enhancing process technology and reliability, broadening our product range and improving environmental and safety conditions in our facilities.

Other Markets

Ternium’s sales to the rest of the world are shown under “Other Markets”, including major shipment destinations such as Colombia, the United States and Central America. During 2015, Ternium was a leading supplier of steel products in Colombia. In addition, Ternium continued serving customers in southern United States, Central America and in other regions throughout Latin America. Shipments to these markets, which represent 12% of Ternium’s total steel shipments, decreased 10.0% year-over-year in 2015, to 1.1 million tons.

In the Colombian steel market, Ternium’s steel shipments decreased slightly in 2015 when compared with the prior year. Finished steel production at our local facilities remained relatively stable while crude steel production decreased 10% year-over-year. Colombia’s GDP continued growing in 2015, with relatively good performance in the construction and manufacturing sectors, but lower activity in the oil & gas sector as a result of falling oil prices on international markets. Steel prices decreased in Colombia in 2015, reflecting aggressive steel import offers during the year. In this context, the Colombian Government increased import tariffs on coated steel products to 21% for a period of one year, excluding those countries with which Colombia has free trade agreements in place such as Mexico and the U.S., and, in response to unfair trade practices, enacted trade measures against imports of Chinese steel wire rod.

In the U.S. steel market, Ternium’s shipments were lower year-over-year in 2015. Apparent steel use decreased, affected by a slump in the oil & gas activity. However, the U.S. economy continued expanding during 2015 with better performance elsewhere reflected in a GDP growth rate of 2.5%. Ternium’s shipments in Central American steel markets also decreased in 2015, affected by increased steel imports penetration and aggressive steel pricing, as the economic activity in the region continued expanding year-over-year.

Mining Segment

Ternium has iron ore production facilities in Mexico. We conduct our mining activities through Las Encinas, a company in which we have a 100% equity interest, and Consorcio Peña Colorada, a company in which we have a 50% interest (with ArcelorMittal having the other 50% interest). ArcelorMittal and Ternium each receive 50% of total iron ore production of Consorcio Peña Colorada. Most of our iron ore production is consumed internally at Ternium’s steelmaking facilities in Mexico. In 2015, Ternium’s mining segment reported shipments of 3.6 million tons of iron ore, a 6% decrease compared to 2014 due to lower iron ore production at Las Encinas and Consorcio Peña Colorada.

Las Encinas

Las Encinas produces iron ore pellets and magnetite concentrate. As of the end of 2015, Las Encinas was operating the Aquila open pit iron ore mine, located in Michoacán, while the operation of the El Chilillo open pit iron ore mine, a small body located in Jalisco, was ended during the year following the completion of its mining plan. The Las Encinas facilities include two crushing plants located close to each of the Aquila and El Encino mines, and a concentration and pelletizing plant located in Alzada, Colima.

Las Encinas’ saleable production (pellets and concentrates) reached 1.9 million tons in 2015, a decrease compared to the 2.1 million tons achieved in 2014, mainly as a result of lower ore extraction at the Aquila mine. Iron ore reserves as of December 31, 2015 were 24 million tons on a run-of-mine basis (with a 40% average iron grade). Las Encinas’ combined active mines life was estimated at 8 years as of the end of 2015.

Capital expenditures during the year amounted to $9 million, mainly related to maintenance activities. During 2016, Las Encinas expects to start operations at the Las Palomas open pit iron ore mine, a small body located in Jalisco, in order to compensate the effects on our iron ore extraction rates of the El Chilillo closure.

Consorcio Peña Colorada

Consorcio Peña Colorada produces iron ore pellets and magnetite concentrate. As of the end of 2015, it was operating the Peña Colorada open pit iron ore mine, located in Colima. The Consorcio Peña Colorada facilities include a concentration plant located at the mine and a two-line pelletizing plant located near the Manzanillo seaport on the Pacific coast in Colima.

Consorcio Peña Colorada’s saleable production was 3.5 million tons in 2015, slightly lower than the 3.6 million tons achieved in 2014, mainly as a result of a decrease in the average ferrous content of the iron ore. Iron ore reserves as of December 31, 2015 were 226 million tons on a run-of-mine basis (with a 22% average iron grade). Consorcio Peña Colorada’s combined active mines life was estimated at 16 years as of the end of 2015.

Ternium’s share in Peña Colorada’s capital expenditures during the year amounted to $46 million, mainly related to maintenance and upgrade of equipment, as well as exploration activities. During 2016, Consorcio Peña Colorada is expected to complete the investments required to increase the processing capacity of its crushing, grinding and concentration facilities to raise iron ore concentrate production levels back to 4.5 million tons per year.

Support Program for Small- and Medium-Sized Enterprises

As it has been doing for several years, with the aim at bolstering growth of its domestic steel markets, Ternium continued sponsoring a SME support program called ProPymes. The program is focused on helping SMEs in the steel industry’s value chain grow through the enhancement of competitiveness and the stimulus of investments in this sector. To achieve this, ProPymes provides a variety of services, including training, industrial assistance, institutional assistance, commercial support and financial aid. Through these means, ProPymes has helped create an industrial network that encourages the professionalization and quest for excellence of SMEs which, based on knowledge sharing, reciprocal learning and exchange of experiences, aims at the implementation along the whole value chain of the best practices utilized in the industry. ProPymes currently assists approximately 1,130 SMEs in Mexico and Argentina.

Ternium supervises the execution of the ProPymes programs through two departments operating under local management supervision in Mexico and Argentina.

Mexico

ProPymes in Mexico selects participating SMEs according to their ability to increase their products’ competitiveness as suppliers, along with their capability to add value to steel products and their potential to increase exports or substitute imports as customers. Approximately 350 Mexican SMEs participate in ProPymes.

During 2015, the first cohort of SMEs’ middle managers, supervisors, technicians and workers completed a new training program focused on leadership and occupational training. This program has been organized in conjunction with a local institution and sponsored by the Instituto Nacional del Emprendedor (National Entrepreneur Institute), or INADEM, and ProPymes. In addition, the sixth edition of a training program designed for SMEs’ managers was completed, a program that has been organized in conjunction with a local institution and has also been sponsored by INADEM and ProPymes.

ProPymes continued with its industrial assistance programs under the new cooperation agreement with INADEM. In this regard, certain SMEs received financial aid to fund capital expenditure projects, aimed at expanding capacity and upgrading technology, and for training programs and consultancy services. In addition, the recently established Development Committee, which ProPymes jointly leads with the manufacturing industry’s chamber and Monterrey´s center for competitiveness, selected a first group of SMEs to be developed as suppliers of companies participating in the chamber and funded the program’s expenses in items such as consultancy services and training programs. Furthermore, ProPymes continued participating in selected conferences and conventions intended to facilitate new commercial ties between SMEs and potential customers in the automotive sector and other industries in the steel industry value chain.

In June 2015, ProPymes organized its first annual convention in Mexico, with the participation of approximately 400 businessmen and representatives from the government, universities and industrial clusters and chambers. This initiative seeks to foster know-how sharing, reciprocal learning and experiences exchanges among representatives of participating SMEs and other parties.

In 2016, ProPymes will continue to focus on the sponsoring of SME employee training programs and industrial and commercial assistance programs, and on further strengthening its ties with other sponsoring bodies such as the government and industrial clusters and chambers. In addition, ProPymes will seek to further expand the number of participating SMEs.

Argentina

Approximately 780 Argentine SMEs participate in ProPymes. Even though the program’s activities were carried out under a less favorable environment for the industry during 2015, activity remained at good levels during the year compared to those of previous years. It is worth mentioning that the programs related to SME personnel training achieved new record-high participation levels during the year.

In 2015, ProPymes continued consolidating activities related to its corporate social responsibility program, an initiative aimed at helping SMEs build and consolidate long-term community relations, and the development of a qualified labor force in the medium-term. Under this program, SMEs offered internships and training to students and teachers, respectively, from selected technical schools, with the aim of improving overall technical education. The program, launched in 2013 at five technical schools with the sponsoring of nine SMEs, continued growing solidly during 2015, reaching the participation of nineteen technical schools and forty-four sponsoring SMEs, with more than twice as many internships offered compared to those available during the first year the program was in effect.

ProPymes continued updating and expanding its offer of training activities, both those performed in-house and at local educational institutions. These programs comprise a broad range of management requirements and target SME employees of all levels. Specifically during 2015, ProPymes launched a new seminar on industrial companies’ management, aimed at helping companies in our value chain to improve management practices, and a new seminar on media relations, aimed at fulfilling emerging requirements that stemmed from the growing public exposure of certain SME managers. The approximately 3,500 participants in ProPymes’ training activities during 2015 represented a 15% increase compared to the record level achieved in the previous year.

The program’s consulting area, one of ProPymes’ pillars, continued preparing diagnostic reports and performing assistances, reaching activity levels that were close to those recorded during 2014. Subjects during 2015 continued to be related to the use of automation technology, the development of health and safety protocols, the development of tools for training and human resources management, the implementation of management control systems, assistance for the utilization of competitive financing lines and the implementation of maintenance management, a program launched in 2014 that has achieved exceptional acceptance.

As for ProPymes’ commercial and institutional assistance efforts, during 2015 the program continued coordinating business meetings among SMEs representatives, oil and gas industry experts and governmental financing arms, although weakness in oil prices during the year reduced project development opportunities.

In 2016, ProPymes intends to launch new training programs specialized in innovation, aimed at fostering the implementation of innovative initiatives within the companies. Also, it intends to expand its management development program and its industrial company management program. In addition, ProPymes intends to intensify its assistance to companies with an export-oriented profile.

Product Research and Development

Product research and development activities at Ternium are conducted through a central Product Development Department in coordination with local teams that operate in several of our facilities. Applied research efforts are carried out in-house and in conjunction with universities and research centers, as well as through participation in international consortiums. Applied research efforts seek to strengthen fundamental knowledge that enables the development of innovative products. Ternium also develops new products and processes in cooperation with its industrial customers, prioritizing an early involvement scheme.

Ternium’s product research and development activities continued to focus mainly on the development of high-end flat steel products, aimed at consolidating our market positioning in the automotive, transportation, home appliance, agricultural and oil & gas sectors.

Industrial Products

During 2015, Ternium completed several projects aimed at increasing our product portfolio for our customers in the automotive, metal mechanic, home appliances, oil & gas and electric motors industries. These projects included the development of high-strength steel products for the automotive and metal mechanic industries, a new range of paint systems for the home appliance industry and new steel qualities suitable for coiled tubing and high-strength steel products for welded pipes applications for the oil & gas industry.

Ternium developed and certified certain steel products in Mexico and Argentina to supply vehicle manufacturers, for current and new models. The initiative enabled Ternium to increase its share in the high-end steel market by replacing imported supplies. With that same purpose, Ternium developed new products with high nitrogen content to be used in post heat-treatment condition, double-phase steels and special steel qualities for hydroforming.

During the year, Ternium developed new paint systems for home appliances manufacturers in Mexico and Argentina, aimed at yielding aesthetically pleasing results for applications in the high-end appliance market and new paint systems aimed at optimizing the manufacturing process.

With the aim of satisfying the demand derived from the operation of non-conventional natural gas fields, Ternium developed new steel qualities and expanded the size range of its product portfolio related to natural gas distribution projects.

In addition, to meet Ternium México’s slab supply requirements, we completed the development of new steel slab qualities to be produced at our new continuous casting facilities in Argentina.

Ternium bolstered its technology service program, which aims to strengthen the competitiveness of our metal-mechanic industry customers vis-à-vis imported products. These programs, carried out in combination with ProPymes, the Argentine Instituto Tecnológico de Buenos Aires (Buenos Aires Technology Institute) and truck trailer manufacturers, contributed to the development of high-strength steel-manufactured trailers.  The new models are lighter and have a higher freight capacity than traditional models, which leads to increased fuel consumption efficiency and vehicle amortization. In addition, together with a plate processor and its customer companies, Ternium is developing high-strength steel plates with the aim of enabling the design of ships and diverse capital goods with better performance.

Applied Research

Ternium’s product research and development plans are based on a continuing assessment of steel product performance and the emerging requirements of the industry, carried out in close collaboration with leading steel customers and institutions. Based on customer needs, we improve, adapt and create new applications and define future technology requirements at our facilities.

During 2015, we continued developing high-strength steel together with the Colorado School of Mines and the University of Pittsburgh, for applications in the pipe manufacturing and automotive industries. Moreover, Ternium continued with research projects together with the International Zinc Association and Canadian McMaster University on steel coatings performance. Developments included new coating technologies for several applications in the automotive industry and the optimization of processes through improvements in the galvanizing bath. Ternium also continued developing several projects together with the Mexican Centro de Investigación en Materiales Avanzados (Advanced Materials Research Center) seeking the development of new coatings, the Mexican Centro de Investigaciones y Estudios Avanzados (Advanced Research and Investigation Center) seeking improved hot-stamped steel coatings performance and electric steel efficiency performance, and the Instituto Argentino de Siderurgia (Argentine Steel Institute) for the development of high-strength steel casting and hot rolling processes for use in the automotive, transportation, agricultural and oil & gas industries.

Ternium also supported university research initiatives focused on the development of fundamental knowledge, which aims at acquiring the required know-how for the improvement of products and the development of new ones. During 2015, thirty students pursuing master and doctorate degrees in metallurgy participated in the development of different thesis and disserted in symposiums organized by Ternium. Joint projects together with universities included the Mexican Universidad Autónoma de Nuevo León (Nuevo León Autonomous University) basic research on steel and steel coatings mechanical and chemical performance, and the Mexican Universidad Autónoma de San Luis Potosí (San Luis Potosí Autonomous University) basic research on phase transformation of advanced steels.

Prospective Developments

During 2016, Ternium will continue focusing on the optimization of its current product range and the expansion of its market coverage, mainly for the industrial sector, and will intensify its early-involvement strategy.

During the fourth quarter of 2015, we completed the installation of a state-of-the-art run-out table in the hot-strip mill of the Churubusco unit. With this new cooling technology, Ternium will begin the development of new high-strength advanced steel products for the automotive industry in order to expand its hot-rolled steel product range for automotive, transportation and oil & gas industries applications, and to reduce production costs by purchasing less sophisticated slabs, enabled by the new configuration of the mill.

Human Resources and Communities

Ternium had approximately 16,700 employees as of December 31, 2015, a figure slightly lower than that at year-end 2014. During 2015, the company continued its medium-term personnel recruitment plans in the different regions, leaning mainly on the program for recently- graduated professionals, a program that has contributed a majority of our current management and technologist positions. In addition, a number of students from various Latin American universities continued carrying out internships in different areas of the organization. The purpose of these internships is to offer students and the universities a professional experience within an actual business environment, and to serve as a tool to identify talent and to promote acquaintance between the company and its potential employees.

Ternium continued investing in diverse training programs aimed at satisfying specific needs of different business areas. Of note in this period was the consolidation of our safety training program, an activity launched during 2014 involving all of Ternium’s areas and ranks, in order to ensure a proactive profile of safety behavior for our personnel. Ternium also carried on with the implementation of the continuous improvement and energy savings training programs, launched in 2014, and its leaders training program, an activity initiated in 2013 aimed at the development of specific skills required by personnel in leadership positions. Furthermore, during the year Ternium continued funding postgraduate studies in management and technology to meet the requirements of employees’ career plans.

With the purpose of fostering professional networks among Ternium employees, we incorporated a new activity to the training program for recently-graduated professionals. The activity promotes the gathering of youngsters who have already completed the program in order to help them enhance their professional network and at the same time recapitulate and consolidate the lessons learned. We consider these conferences a valuable tool to further enhance the profile of our future managers, technologists and experts.  With the same purpose, Ternium launched during the year a training activity for supervisors, focused on the analysis of the new features of their role, which allowed them to foster professional networks and a first-hand interaction with the company’s top managers. Furthermore, networking was also encouraged among college undergraduates, through the organization, during 2015 of plant tours and the hosting of conferences at different universities.

Ternium continued promoting financial support and contributions to various joint industry and university programs, including the endowment of Chairs at certain universities and the funding of scholarships and fellowship grants to talented undergraduate and graduate students of engineering and applied sciences in selected countries. Throughout the year, the company continued to host various courses for graduate and undergraduate students and fostered conferences on technical subjects related to the steel industry.

Ternium continued its work attendance program in Argentina, aimed at increasing work attendance and strengthening workers’ commitment and industrial culture. During the year, attendance indicators continued to improve with a consolidated 15% increase compared with attendance indicators recorded upon the program’s initiation in 2012. During 2015, Ternium expanded its flexible working programs, among other initiatives, to foster the quality of life of its employees inside and outside the workplace. The initiative included the construction of a new office for remote connection and the incorporation of a new day with flexible timetable, which now encompasses every Monday and Friday during summertime. Moreover, the company continued with its sports fostering programs, clinical examination and disease prevention campaigns, scholarship and leisure programs for the employees’ children, and loan programs for home improvement and special situations.

During November 2015, Ternium set up a new labor climate survey. Eighty-five percent of our white-collar employees and supervisors participated in the initiative. This tool brought about the opportunity for collective consideration of our working conditions, which allows identifying strengths and opportunities and, therefore, to feed our labor climate improvement programs. During the year Ternium set up its first labor climate survey for blue collar workers at its Colombian and Guatemalan units.

Community Relations

Ternium’s community development programs in 2015 kept their focus on deepening the company’s ties with neighboring communities and on helping them strengthen. We work together with local institutions to determine priorities and develop projects in the areas of education and social integration, health and sports, and culture dissemination.

During 2015, Ternium launched a project to build a technical school near its new Pesquería unit in Monterrey, Mexico. The land has already been bought and official proceedings have started before the educational authorities of the state of Nuevo León. The school is expected to open during August 2016. In addition, during the year a Ternium-sponsored technical module continued to be taught in some technical schools of the state of Nuevo León. This module has been designed to teach the skills required to perform operational and maintenance works in steelmaking facilities and other industries. In addition, Ternium continued supporting local technical schools, including activities such as the upgrading of teachers’ skills and school management, and improvements in school infrastructure and equipment. All these initiatives aim at securing Ternium’s access to a trained labor force in the medium term.

Likewise, in the Ramallo and Ensenada industrial areas of Argentina, Ternium continued supporting a program aimed at strengthening local technical schools, an endeavor initiated in 2006 involving the Argentine government, Ternium, and several technical schools near Ternium’s facilities, that resulted in a significant improvement of the graduates’ skills in connection with the required profile for the industrial labor market. Under this program, Ternium continued providing technical scholarships at its workshops and training at its operating areas in the industrial centers, and carried on technical training programs in the schools. In addition, the company continued cooperating with school infrastructure improvement activities together with the Hermanos Agustín y Enrique Rocca foundation, including the expansion and equipment of workshops, classrooms and administrative offices.

Ternium continued financing programs aimed at the improvement of basic education. In Mexico, we supported basic schools located in San Nicolás de los Garza and Pesquería, and workshop academies in Pihuamo, Aquila and Alzada. Likewise, in Argentina, Ternium continued supporting a program launched in 2013 in a basic school located in Ramallo. Furthermore, during 2015 Ternium continued a volunteer program, launched in 2014, to restore and refurbish several community educational centers in Pesquería, Mexico, in San Nicolás and Florencio Varela, Argentina, and in Villa Nueva, Guatemala. Works under these programs included maintenance, restoration and enhancement of school infrastructure with the participation of Ternium’s employees and the involvement of the schools’ teachers and managers, students’ relatives, and neighbors. During 2016 we expect to launch this same volunteer program in the cities of Barranquilla and Manizales, Colombia. The program was supported and financed by Ternium and the Hermanos Agustín y Enrique Rocca foundation, as well as by other companies operating in the steel industry value chain.

Also, together with the Hermanos Agustín y Enrique Rocca foundation, Ternium continued supporting the financing of scholarships for high performance students from local communities in several countries. During 2015, this program was also implemented in Villa Nueva, Guatemala.

During 2015, Ternium organized health fairs in different cities aimed at increasing the community’s awareness and basic understanding of how to prevent and take care of various health issues. In addition, Ternium continued supporting a basic health care unit in Aquila, Mexico. Among other activities the company organized, together with local institutions, its annual local marathons, cinema festivals and sport championship leagues involving schools in neighboring communities.

Environment, Health and Safety

Ternium reaffirms environmental protection and the individual’s health and safety as a paramount value, holding its personnel responsible for the observance of this value and encouraging the promotion and sharing of related policies with the company’s value chain and with the communities where it operates. Ternium’s environment, health and safety policies abide by the World Steel Association’s policy statement and its principles for excellence in safety and occupational health, and by the ISO 14000 environmental management international standard directives.

Ternium participates in the World Steel Association (worldsteel) forums. These forums, which are focused on sustainable development, environment, safety and occupational health, develop consistent measurements, statistics and databases of selected variables aiming to enable steelmaking companies to benchmark performance, share state-of-the-art best practices and ultimately set industrial process improvement plans. These forums include the Climate Change Policy, Life Cycle Assessment, Carbon Dioxide Data Collection Program, Water Management, Sustainability Reporting, and Safety and Occupational Health Committee groups and their working subgroups. During 2015, activities continued in relation to the sharing of best practices among Ternium’s facilities.

Ternium’s operations in Mexico revalidated in 2015 their clean industry certificates under the Mexican Government’s National Environmental Voluntary Program, including its steel and in-use mining facilities. In addition, we made progress on our environmental and safety investment plan at our Guerrero unit and obtained ISO 14001 certificates for several facilities in Mexico, Argentina and Guatemala. Furthermore, during the year, we completed some projects under our recently launched energy efficiency program, while several others continue advancing. During the year, we extended the diagnosis and identification of process hazards at critical processes, now encompassing our steel and mining facilities in Mexico, Argentina and Colombia, and obtained certificates under the OHSAS 18001 safety standard for our main facilities in Mexico and Argentina.

Environmental and safety investment plan at Ternium’s Guerrero unit

During 2015, Ternium continued advancing its investment plan at our Guerrero unit. Launched in 2013, this plan encompasses improvements in industrial safety and environmental sustainability, as well as facility overhauls. These investments were designed to enhance safety and environmental measures in order to bring the Guerrero plant up to the most stringent norms and standards in the world.

Guerrero’s direct reduction units improved their process control standards and achieved higher processing yields during 2015, following the completion of the technological upgrade of its iron ore feeding systems and the commissioning of a new briquetting facility for the recycling of metallic fines. Other environmental-improvement projects advanced during the year included a new hydrochloric acid regeneration plant, which stores and processes acid used by the pickling lines of the cold-rolling mills, and the installation of a secondary de-dusting system in the steel shop, which enhances emission control.

In addition, we made progress on improvement projects related to the processing and handling of steel slag in the steel shop. Other ongoing complementary investments include the replacement of pickling tanks, improvement in the treatment of sludge and upgrading of raw material storage yards, as well as safety improvement for vehicular traffic.

ISO 14001 certification project

Under our ISO 14001 certification project, Ternium obtained during the year certificates for its Pesquería, Tenigal and Puebla units in Mexico, its Villa Nueva unit in Guatemala, and its Canning and Haedo units in Argentina. Ternium expects to further obtain ISO 14001 certificates during 2016 for its Guerrero, Norte and Universidad units in Mexico, its Manizales unit in Colombia and its San Nicolás unit in Argentina. By year-end 2016, we expect to achieve an ISO 14001 completion rate of approximately 90%. The standard was created by ISO, the International Organization for Standardization, an international network of national standardization institutes that work together with governments, the industry and consumer representatives, with the purpose of supporting the implementation of an environment management plan in any public and private organization.

Greenhouse Gas Emissions and Energy Efficiency

The accompanying chart shows Ternium’s estimated emission of carbon dioxide per ton of liquid steel produced, as reported to worldsteel. We support the steel industry’s ongoing efforts to develop innovative solutions to reduce greenhouse gas (GHG) emissions over the lifecycle of steel products. According to the Intergovernmental Panel on Climate Change, the steel industry accounts for approximately 6-7% of total world GHG emissions.

Our steel production facilities in Mexico have achieved GHG-specific emission levels that are close to the theoretical minimum. In Argentina, our steelmaking facilities’ GHG-specific emission levels are close to the industry average for blast furnace technology. Under Ternium’s energy efficiency program, launched during 2014, twenty-three energy-saving projects were completed during 2015. In addition, during 2015 forty-seven additional energy-saving projects were either approved or going through an approval process. Ternium's energy efficiency program is a long-term cost reduction initiative, resulting in lower GHG emissions, encompassing all of Ternium’s facilities.

Safety management improvements for critical production processes

During 2015, Ternium continued the diagnosis and identification of process hazards at the critical processes in our steelmaking and steel processing facilities in Mexico and Argentina, and, accordingly, continued developing new safety management tools for such processes. At the same time, this initiative was extended to our steelmaking and steel processing facilities in Colombia and to our mining operations. The program is being carried out with the assistance of Dupont, a renowned authority in industrial safety that was retained by Ternium during the second half of 2013.

OHSAS 18001 certification project

During 2015, Ternium obtained the OHSAS 18001 certification for its main facilities in Mexico and Argentina. The Occupational Health and Safety Assessment Series (OHSAS) standard is the result of a concerted effort from a number of the world’s leading national standards bodies, certification bodies and specialist consultancies to help develop safety management systems with the highest level of excellence. The certification process has also enabled Ternium to find new opportunities to improve its safety management systems.

Ternium’s safety indicators in 2015

In the last five years, average injury rates showed improvements in all Ternium’s facilities, as shown in the charts. Our average injuries frequency rate 14 and lost-time injuries frequency rate 15 were 3.4 and 1.1, respectively, in 2015. These measurements include both our personnel and the personnel of third-party contractors, and cover all of Ternium’s facilities, including Ferrasa. Until our 2014 annual report, the charts shown excluded Ferrasa due to a lack of complete historical data. Our health and safety policies began to be implemented in Ferrasa´s facilities soon after its acquisition in August 2010.

14 Injuries frequency rate refers to total quantity of injuries per million of hours worked.

15 Lost time injuries frequency rate refers to quantity of day-loss injuries per million of hours worked.

Emissions Control

As part of its ongoing program to reduce dust emissions, during 2015 Ternium commissioned new equipment in several facilities in Argentina, including, in the coking batteries, a new smokeless coal charging car that reduces particulate matter emissions during the coal charging process and, in the blast furnaces, new equipment for emissions abatement during the pig iron pouring process.

Originally expected to be commissioned during 2015, Ternium expects to commission during 2016 a new de-dusting system for the slag pouring process of torpedo ladle cars used in the transportation of liquid pig iron from the blast furnaces to the steel shop in Argentina. In addition, Ternium intends to commission a new scrap shredder for our scrap-based steel shop in Colombia, which is expected to enable a reduction in emissions through a higher availability of cleaner and dimensioned steel scrap.

These activities are part of an ongoing program that monitors our facilities, aimed at maximizing the efficient use of energy resources, the re-use of by-products and the appropriate treatment and disposal of wastes, air emissions and wastewater.

Corporate Governance

The Company

The Company is a public limited liability company (société anonyme) organized under the laws of the Grand-Duchy of Luxembourg. Its object and purpose, as set forth in Article 2 of its articles of association, is the taking of interests, in any form, in corporations or other business entities, and the administration, management, control and development thereof. The Company is registered under the number B98 668 in Luxembourg’s Registre du Commerce et des Sociétés.

Shares; Shareholders’ Meetings

The Company’s authorized share capital is fixed by the Company’s articles of association, as amended from time to time, with the approval of shareholders at an extraordinary general shareholders’ meeting. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. The general extraordinary meeting of shareholders held on May 6, 2015, renewed the validity of the Company’s authorized share capital until 2020. As of December 31, 2015, there were 2,004,743,442 shares issued and outstanding.

The Company’s articles of association authorize the board of directors or any delegate(s) duly appointed by the board of directors, to issue shares within the limits of its authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves, at such times and on such terms and conditions as the board of directors or its delegates may determine. The extraordinary general meeting of shareholders held on May 6, 2015 renewed this authorization through 2020.

Under Luxembourg law, the Company’s existing shareholders have a pre-emptive right to subscribe for any new shares issued for cash. The Company’s shareholders have authorized the board of directors to waive, suppress or limit such pre-emptive subscription rights and related procedures to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital. However, our articles of association provide that, if and from the date the Company’s shares are listed on a regulated market (and only for as long as they are so listed), any issuance of shares for cash within the limits of the authorized share capital shall be subject to the pre-emptive subscription rights of the then-existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):

▪ any issuance of shares for, within, in conjunction with or related to, an initial public offering of the Company’s shares on one or more regulated markets (in one or more instances);
▪ any issuance of shares against a contribution other than in cash;

▪       any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares; provided, however, that the pre-emptive subscription rights of the then existing shareholders shall apply by provision of the Company’s articles of association in connection with any issuance of convertible bonds or other instruments convertible into shares for cash; and

▪        any issuance of shares (including by way of free shares or at a discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries, or its Affiliates (as such term is defined in the Company’s articles of association), including without limitation the direct issue of shares upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of, or in relation to, compensation or incentive of any such persons.

Our articles of association provide that our annual ordinary general shareholders’ meetings must take place in Luxembourg on the first Wednesday of every May at 2:30 p.m., Luxembourg time. At these meetings, our annual financial statements are approved and the members of our board of directors are elected. No attendance quorum is required at annual ordinary general shareholders’ meetings and resolutions are adopted by a simple majority vote of the shares represented at the meeting. There are no limitations currently imposed by Luxembourg law on the rights of non-resident shareholders to hold or vote the Company’s shares.

On May 6, 2015, the annual general meeting of shareholders of Ternium S.A. authorized the board of directors to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and appointed Mr. Novegil as chief executive officer (administrateur délégué) of the Company. Following the adjournment of such annual general meeting, the board of directors resolved to delegate such management and representation authority to Mr. Novegil and to reappoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company.

American Depositary Shares (ADSs)

Each ADS represents ten shares. Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement dated January 31, 2006, among the Company, The Bank of New York Mellon (formerly The Bank of New York), as depositary, and all owners and beneficial owners from time to time of ADRs of the Company. ADS holders may not attend or directly exercise voting rights in shareholders’ meetings, but may instruct the depositary how to exercise the voting rights for the shares which underlie their ADSs. Holders of ADSs maintaining non-certificated positions must follow instructions given by their broker or custodian bank.

Share and ADS Repurchases

The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg law of August 10, 1915, as amended. The ordinary general shareholders’ meeting held on May 6, 2015 authorized the Company and the Company’s subsidiaries to acquire shares of the Company, including shares represented by American Depositary Shares, or ADSs, at such times and on such other terms and conditions as may be determined by the board of directors of the Company or the board of directors or other governing body of the relevant Company subsidiary, provided that, among other conditions, the maximum number of shares, including shares represented by ADSs, acquired pursuant to the authorization may not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions made through a stock exchange in which the shares or ADSs are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market, and that the purchase price per ADS to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADSs in the New York Stock Exchange during the five trading days in which transactions in the ADSs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADSs are purchased. In the case of purchases of shares other than in the form of ADSs, the maximum and minimum per share purchase prices shall be equal to the prices that would have applied in case of an ADS purchase pursuant to the formula above divided by the number of underlying shares represented by an ADS at the time of the relevant purchase.

As of the date of this report, Ternium held 41,666,666 of its own shares. Those shares were purchased from Usiminas on February 15, 2011, concurrently with the closing of an underwritten public offering by Usiminas of Ternium ADSs.

Board of Directors

The Company’s articles of association provide for a board of directors consisting of a minimum of five members (when the shares of the Company are listed on a regulated market, as they currently are) and a maximum of fifteen. The board of directors is vested with the broadest powers to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposition that are within its corporate purpose and are not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting.

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. In 2015, the Company’s board of directors met eight times. A majority of the members of the board of directors in office present or represented at each board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders’ meeting. The general shareholders’ meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote. The Company’s current board of directors is composed of eight directors, three of whom are independent directors.

Audit Committee

The board of directors has an audit committee consisting of three independent directors. The members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries. Under the Company’s articles of association and the audit committee charter, the audit committee:

  assists the board of directors in fulfilling its oversight responsibilities relating to the integrity of the financial statements of the Company, including periodically reporting to the board of directors on its activity and the adequacy of the Company’s systems of internal control over financial reporting;

  is responsible for making recommendations for the appointment, compensation, retention and oversight of, and assessment of the independence of the Company’s independent auditors;

  reviews material transactions between the Company or its subsidiaries with related parties (other than transactions that were reviewed and approved by the independent members of the board of directors or other governing body of any subsidiary of the Company) to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and its subsidiaries; and

  performs such other duties imposed by applicable laws and regulations of the regulated market or markets in which the shares of the Company are listed, as well as any other duty entrusted to it by the board of directors.

The audit committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and has direct access to the Company’s internal and external auditors as well as the Company’s management and employees and, subject to applicable laws, its subsidiaries.

Auditors

The Company’s articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. Auditors are appointed by the general shareholders’ meeting, on the audit committee’s recommendation, through a resolution passed by a simple majority vote. Shareholders may determine the number and the term of the office of the auditors at the ordinary general shareholders’ meeting, provided however that an auditor’s term shall not exceed one year and that any auditor may be reappointed or dismissed by the general shareholders’ meeting at any time, with or without cause. As part of their duties, the auditors report directly to the audit committee.

PricewaterhouseCoopers, Société coopérative (formerly PricewaterhouseCoopers S.àr.l.), Cabinet de révision agréé, was appointed as the Company’s independent auditor for the fiscal year ended December 31, 2015, at the ordinary general shareholders’ meeting held on May 6, 2015.

Board of Directors and Senior Management

Board of Directors

Chairman

Paolo Rocca

Ubaldo Aguirre (*)

Roberto Bonatti

Carlos Condorelli

Vincent Decalf (*)

Adrián Lajous (*)

Daniel Novegil

Gianfelice Rocca

Secretary

Arturo Sporleder

(*) Audit Committee Members

Senior Management

Chief Executive Officer

Daniel Novegil

Chief Financial Officer

Pablo Brizzio

Mexico Area Manager

Máximo Vedoya

Siderar Executive Vice President

Martín Berardi

International Area Manager

Héctor Obeso Zunzunegui

Planning and Operations General Director

Oscar Montero

Engineering and Environment Director

Ricardo Miguel Alí

Human Resources Director

Rodrigo Piña

Chief Information Officer

Roberto Demidchuck

Quality and Product Director

Rubén Herrera

Investor Information

Investor Relations Director	IR Inquiries
Sebastián Martí	TERNIUM Investor Relations
smarti@ternium.com	ir@ternium.com
U.S. toll free: 866 890 0443

Luxembourg Office
29 Avenue de la Porte-Neuve
L2227 - Luxembourg
Luxembourg
Phone: +352 2668 3153
Fax: +352 2659 8349

Stock Information	ADS Depositary Bank
New York Stock Exchange (TX)	BNY Mellon
CUSIP Number: 880890108	Proxy services: BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170

Toll free number for U.S. calls: +1 888 269 2377
International calls: +1 201 680 6825

Internet
www.ternium.com

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The review of Ternium’s financial condition and results of operations is based on, and should be read in conjunction with, the Company’s consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (including the notes thereto), which are included elsewhere in this annual report.

The financial and operational information contained in this annual report is based on the operational data and consolidated financial statements of the Company, which were prepared in accordance with IFRS and IFRIC interpretations as issued by IASB and adopted by the EU, and presented in U.S. dollars ($) and metric tons.

Overview

Apparent steel use in Mexico increased 5.8% year-over-year to approximately 24.2 million tons in 2015, supported by a broad expansion of the Mexican industrial sector and continued improvement of the construction sector during the year. Mexico’s GDP increased 2.5% year-over-year, evidencing a moderate acceleration in economic activity versus the prior year. In Argentina, apparent steel use increased 4.9% year-over-year to approximately 5.2 million tons, supported by an improved construction sector, partially offset by continued weakness in the industrial sector.  In Colombia, GDP continued growing in 2015, although at a lower pace, with relatively good performance in the construction and manufacturing sectors, and lower activity in the oil & gas sector.

Ternium’s operating income in 2015 was $639.3 million, $416.8 million lower than operating income in 2014. Steel shipments increased by 219,000 tons year-over-year, mainly as a result of a 301,000 ton increase in Mexico and a 41,000 ton increase in the Southern Region, partially offset by a 124,000 ton decrease in Other Markets. Operating margin decreased, mainly reflecting $108 lower steel revenue per ton, partially offset by $70 lower operating cost per ton. Steel revenue per ton decreased as a result of lower steel prices in Ternium’s main steel markets, partially offset by a higher value added product mix. The decrease in operating cost per ton was mainly due to lower purchased slabs, raw material and energy costs.

Net income in 2015 was $59.8 million, compared to a $104.2 million net loss in 2014. Both years were affected by impairments to the recoverable value of Ternium’s investment in Usiminas, of $191.9 million and $739.8 million in 2015 and 2014, respectively. The $164.0 million higher result in the year-over-year comparison was mainly due to the above mentioned lower impairment of Ternium’s investment in Usiminas and to lower income tax expenses, partially offset by lower operating income and higher net financial expenses.

Net Sales

Net sales in 2015 were $7.9 billion, 10% lower than net sales in 2014. The following table shows Ternium’s consolidated net sales for 2015 and 2014. For a discussion on the drivers of the increase or decrease of sales in each region, see “Business Review.”

$ million	2015	2014	Dif.
Mexico	4,354.8	4,863.9	-10%
Southern Region	2,567.2	2,641.5	-3%
Other Markets	905.4	1,159.3	-22%
Total steel products net sales	7,827.4	8,664.8	-10%
Other products[16]	47.7	35.8	33%
Total steel segment net sales	7,875.2	8,700.5	-9%

Total mining segment net sales	203.1	313.2	-35%
Intersegment eliminations	(200.8)	(287.6)
Total net sales	7,877.4	8,726.1	-10%

Cost of sales

Cost of sales was $6.5 billion in 2015, a decrease of $447.9 million compared to 2014. This was principally due to a $477.2 million, or 9%, decrease in raw material and consumables used, mainly reflecting lower iron ore, coking coal, scrap, energy and purchased slabs costs, partially offset by a 2% increase in shipments; and to a $29.3 million increase in other costs, including a $23.0 million increase in maintenance expenses and a $17.9 million increase in depreciation of property, plant and equipment and amortization of intangible assets, partially offset by a $9.1 million decrease in services and fees and a $2.9 million decrease in insurance expenses.

Selling, general and administrative expenses

Selling, General & Administrative (SG&A) expenses in 2015 were $770.3 million, or 9.8% of net sales, a decrease of $46.2 million compared to 2014, mainly as a result of lower labor cost, freight and transportation expenses, and services and other expenses.

Other net operating income

Other net operating income in 2015 was a $9.5 million gain, lower than the $71.8 million gain in 2014. Other net operating income in 2014 included a $57.5 million income recognition on insurance recovery related to Ternium’s subsidiary Siderar.

Operating income

Operating income in 2015 was $639.3 million, or 8.1% of net sales, compared to operating income of $1.1 billion, or 12.1% of net sales, in 2014.

 16 The item “Other products” primarily includes pig iron.

	Steel segment		Mining segment		Intersegment Eliminations		Total
$ million	2015	2014	2015	2014	2015	2014	2015	2014
Net Sales	7,875.2	8,700.5	203.1	313.2	(200.8)	(287.6)	7,877.4	8,726.1
Cost of sales	(6,456.6)	(6,960.0)	(214.7)	(255.2)	194.0	290.1	(6,477.3)	(6,925.2)
SG&A expenses	(757.1)	(799.8)	(13.2)	(16.6)	-	-	(770.3)	(816.5)
Other operating income, net	9.2	70.7	0.3	1.0	-	-	9.5	71.8
Operating income (loss)	670.7	1,011.4	(24.5)	42.3	(6.9)	2.4	639.3	1,056.2

EBITDA	1,055.0	1,380.6	25.0	87.9	(6.9)	2.4	1,073.1	1,471.0

Steel reporting segment

The steel segment’s operating income was $670.7 million in 2015, a decrease of $340.7 million compared to 2014, reflecting lower net sales and the above mentioned lower other net operating income, partially offset by lower operating cost.

Net sales of steel products in 2015 decreased 9% compared to 2014, reflecting a $108 decrease in steel revenue per ton shipped, partially offset by a 219,000 ton increase in shipments. Revenue per ton decreased, reflecting lower steel prices in Ternium´s main steel markets, partially offset by a better product mix in Mexico. The increase in shipments in 2015 was mainly due to higher shipments in Mexico and the Southern Region, partially offset by lower shipments in Other Markets.

	Net Sales ($ million)			Shipments (thousand tons)			Revenue / ton ($/ton)
	2015	2014	Dif.	2015	2014	Dif.	2015	2014	Dif.
Mexico	4,354.8	4,863.9	-10%	5,933.4	5,632.2	5%	734	864	-15%
Southern Region	2,567.2	2,641.5	-3%	2,552.2	2,510.9	2%	1,006	1,052	-4%
Other Markets	905.4	1,159.3	-22%	1,114.6	1,238.5	-10%	812	936	-13%

Total steel products	7,827.4	8,664.8	-10%	9,600.3	9,381.5	2%	815	924	-12%
Other products[16]	47.7	35.8	33%
		4,207.8
Steel segment	7,875.2	8,700.5	-9%

Operating cost decreased 7% due to a 9% decrease in operating cost per ton, partially offset by a 2% increase in shipments. The decrease in operating cost per ton was mainly due to lower raw material, purchased slabs and energy costs.

Mining reporting segment

The mining segment’s operating result was a loss of $24.5 million in 2015, compared to a $42.3 million gain in 2014, mainly reflecting lower iron ore sales, partially offset by a lower operating cost.

Net sales of mining products in 2015 were 35% lower than in 2014, reflecting a 31% lower revenue per ton and 6% lower shipments.

	Mining segment
	2015	2014	Dif.
Net Sales ($ million)	203.1	313.2	-35%
Shipments (thousand tons)	3,635.6	3,857.3	-6%
Revenue per ton ($/ton)	56	81	-31%

Operating cost decreased 16% year-over-year, mainly due to the above mentioned 6% decrease in shipment volumes and an 11% decrease in operating cost per ton. The decrease in operating cost per ton was mainly the result of lower energy costs and freight and transportation expenses.

EBITDA

EBITDA in 2015 was $1.1 billion, or 13.6% of net sales, compared with $1.5 billion, or 16.9% of net sales, in 2014.

Net financial results

Net financial results were a $99.4 million loss in 2015, compared with a $69.5 million loss in 2014. Ternium’s net interest results totaled a loss of $81.5 million in 2015, compared to a loss of $110.2 million in 2014, reflecting lower average indebtedness and weighted average interest rates.

Net foreign exchange results were a loss of $5.2 million in 2015 compared to a gain of $26.7 million in 2014. The loss in 2015 was primarily associated with the negative impact of the Argentine Peso’s 34% depreciation against the U.S. dollar on Ternium’s Argentine subsidiary Siderar’s net short U.S. dollar position as above mentioned (Siderar’s functional currency is the Argentine Peso), partially offset by the effect of the Mexican Peso’s 14% depreciation against the U.S. dollar on a net short local currency position in Ternium’s Mexican subsidiaries (Ternium’s Mexican subsidiaries’ functional currency is the U.S. dollar).

Change in fair value of financial instruments included in net financial results was a $10.2 million loss in 2015 compared with a $17.8 million gain in 2014.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies was a loss of $272.8 million in 2015, compared to a loss of $751.8 million in 2014. Both years were affected by impairments to the recoverable value of Ternium’s investment in Usiminas, of $191.9 million and $739.8 million in 2015 and 2014, respectively. For further information on our investment in Usiminas, see note 3 to our consolidated financial statements included elsewhere in this annual report.

Income tax expense

Income tax expense in 2015 was $207.3 million, compared to an income tax expense of $339.1 million in 2014. The relatively high effective tax rate on both periods was mainly due to non-taxable losses stemming from the investment in Usiminas and to the depreciation of the Mexican peso against the U.S. dollar, which reduces, in U.S. dollar terms, the tax base used to calculate deferred tax at our Mexican subsidiaries (which have the U.S. dollar as their functional currency), among other non-cash effects on deferred taxes.

Net gain attributable to non-controlling interest

Net gain attributable to non-controlling interest in 2015 was $51.7 million, compared to a net gain of $94.6 million in 2014, mainly due to a lower result attributable to non-controlling interest in Ternium’s subsidiary Siderar.

Liquidity and capital resources

We obtain funds from our operations, as well as from short-term and long-term borrowings from financial institutions. These funds are primarily used to finance our working capital and capital expenditures requirements, as well as our acquisitions. We hold money market investments, time deposits and variable-rate or fixed-rate securities. During 2015 we decreased our financial indebtedness, from $2.2 billion at the end of 2014 to $1.5 billion at the end of 2015.

Management believes that funds from operations will be sufficient to satisfy our current working capital needs, service our debt in the foreseeable future and pay approved dividends. In December 2014, Consorcio Peña Colorada negotiated a $200 million loan with Nacional Financiera S.A., a Mexican development bank, maturing in March 2025. Disbursements under this facility began in March 2015. Ternium has not negotiated additional committed credit facilities. However, Ternium has negotiated non-committed credit facilities and management believes it has adequate access to the credit markets. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

The following table shows the changes in our cash and cash equivalents for each of the periods indicated below:

In $ thousands	For the year ended December 31,

	2015	2014

Net cash provided by operating activities	1,323,491	505,844
Net cash used in investing activities	(572,061)	(675,774)
Net cash (used in) provided by financing activities	(809,634)	84,561

Decrease in cash and cash equivalents	(58,204)	(85,369)
Effect of exchange rate changes	(3,608)	(8,546)
Cash and cash equivalents at the beginning of the year	213,303	307,218

Cash and cash equivalents at the end of the year	151,491	213,303

During 2015, Ternium’s primary source of funding was cash provided by operating activities and cash on hand. Cash and cash equivalents as of December 31, 2015 were $151.5 million, a $61.8 million decrease from $213.3 million at the end of the previous year. In addition to cash and cash equivalents, as of December 31, 2015, we held other investments with maturity of more than three months for a total amount of $237.2 million, increasing $87.2 million compared with December 31, 2014.

Operating activities

Net cash provided by operating activities was $1.3 billion in 2015, higher than the $505.8 million recorded in 2014, including a decrease in working capital of $509.1 million in 2015 and an increase in working capital of $551.0 million in 2014.

The decrease in working capital during 2015 was the result of a $349.7 million decrease in inventories, an aggregate $125.7 million net decrease in trade and other receivables and an aggregate $33.8 million net increase in accounts payable and other liabilities.

Inventories decreased as shown in the following table:

	Change in inventory Dec’15 / Dec’14 ($ million)

	Price	Volume	Total

Finished goods	(73.4)	(21.7)	(95.1)
Goods in process	(131.3)	(14.6)	(145.9)
Raw materials, supplies and allowances	(200.2)	91.5	(108.7)

Total	(404.9)	55.2	(349.7)

Investing activities

Net cash used in investing activities in 2015 was $572.1 million, primarily attributable to the following:

•  capital expenditures of $466.6 million;

•  $85.9 million increase in other investments; and

•  Investment in, and loans granted to, Techgen totaling $20.0 million

Financing activities

Net cash used in financing activities was $809.6 million in 2015, primarily attributable to the following:

•  net repayments of borrowings of $557.1 million in 2015;

•  total dividend payments of $209.4 million ($176.7 million to the Company’s shareholders and $32.7 million to non-controlling interest); and

•  a payment of $74.0 million for the acquisition of the remaining minority stake in Ferrasa

Principal sources of funding

Funding policy

Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. We obtain financing primarily in U.S. dollars, Argentine pesos and Colombian pesos. Whenever feasible, management bases its financing decisions, including the election of currency, term and type of the facility, on the intended use of proceeds for the proposed financing and on costs. For information on our financial risk management please see note 28 “Financial risk management” to our consolidated financial statements included in this annual report.

Financial liabilities

Our financial liabilities consist of loans with financial institutions and some pre-accorded overdraft transactions. As of December 31, 2015, these facilities were mainly denominated in U.S. dollars (89.0% of total financial liabilities) and Argentine pesos (7.3% of total financial liabilities). Total financial debt (inclusive of principal and interest accrued thereon) decreased by $643.8 million in the year, from $2.2 billion as of December 31, 2014, to $1.5 billion as of December 31, 2015. As of December 2015, current borrowings were 60.1% of total borrowings, none of which corresponded to borrowings with related parties. Net financial debt (total financial debt less cash and cash equivalents plus other investments) decreased by $669.2 million in 2015, from $1.8 billion as of December 31, 2014, to $1.1 billion as of December 31, 2015. Net financial debt as of December 31, 2015, equaled 1.1 times 2015 EBITDA.

Ternium’s weighted average interest rate for 2015 was 3.37%, compared to 4.64% in 2014. This rate was calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of each instrument as of December 31, 2015.

Most significant borrowings and financial commitments

Our most significant borrowings as of December 31, 2015 were those incurred under Ternium México’s 2013 syndicated loan facility, intended to improve our debt profile, and under Tenigal’s syndicated loan facility, in order to finance the construction of a hot-dipped galvanizing mill in Pesquería, Mexico.

$ million

Date	Borrower	Type	Original principal	Outstanding principal amount as of	Maturity
			Amount	December 31, 2015
November 2013	Ternium México	Syndicated loan	800	600	November 2018
2012/2013	Tenigal	Syndicated loan	200	175	July 2022

The main covenants in our syndicated loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio). As of December 31, 2015, we were in compliance with all covenants under our loan agreements.

Our most significant financial commitments as of December 31, 2015, were

•         A corporate guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement. Proceeds from the syndicated loan were used by Techgen for the construction of its facilities. As of December 31, 2015, the $800 million loan was fully disbursed, being Ternium S.A.’s guaranteed amount approximately $384 million. The main covenants under the corporate guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2015, Techgen and Ternium S.A. were in compliance with all of their covenants under this syndicated loan agreement.

•         A corporate guarantee covering 48% of the outstanding value of transportation capacity agreements entered into by Techgen with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V. and Kinder Morgan Tejas Pipeline LLC for a natural gas purchasing capacity of 150,000 million btu per day starting on June 1, 2016 and ending on May 31, 2036. As of December 31, 2015, the outstanding value of this commitment was approximately $285 million. Our exposure under the guarantee in connection with these agreements amounts to $136.7 million, corresponding to 48% of the outstanding value of the agreements as of December 31, 2015.

For further information on our derivative financial instruments, borrowings and financial commitments please see notes 22, 23, 24 and 28 to our consolidated financial statements included in this annual report.

Recent Developments

Annual Dividend Proposal

On February 23, 2016, the Company’s board of directors proposed that an annual dividend of $0.09 per share ($0.90 per ADS), or approximately $180.4 million in the aggregate, be approved at the Company’s annual general shareholders’ meeting, which is scheduled to be held on May 4, 2016. If the annual dividend is approved, it will be paid on May 13, 2016.

TERNIUM S.A.

Consolidated Financial Statements

as of December 31, 2015 and 2014 and

for the years ended on December 31, 2015, 2014 and 2013

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

Audit report

To the Shareholders of

Ternium S.A.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Ternium S.A. and its subsidiaries, which comprise the consolidated statement of financial position as at 31 December 2015, and the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Board of Directors’ responsibility for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Responsibility of the “Réviseur d’entreprises agréé”

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the judgment of the “Réviseur d’entreprises agréé” including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the “Réviseur d’entreprises agréé” considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

 PricewaterhouseCoopers Société coopérative, 2 Rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg

T: +352 494848 1, F:+352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)

R.C.S. Luxembourg B 65 477 - TVA LU25482518

Opinion

In our opinion, these consolidated financial statements give a true and fair view of the consolidated financial position of Ternium S.A. and its subsidiaries as of 31 December 2015, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.

Report on other legal and regulatory requirements

The management report, which is the responsibility of the Board of Directors, is consistent with the consolidated financial statements.

PricewaterhouseCoopers, Société coopérative                                                 Luxembourg, 29 March 2016

Represented by

Mervyn R. Martins

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2015	2014	2013

Net sales	5	7,877,449	8,726,057	8,530,012
Cost of sales	6	(6,477,272)	(6,925,169)	(6,600,292)

Gross profit		1,400,177	1,800,888	1,929,720

Selling, general and administrative expenses	7	(770,292)	(816,478)	(843,311)
Other operating income (expenses), net	9	9,454	71,751	23,014

Operating income		639,339	1,056,161	1,109,423

Finance expense	10	(89,489)	(117,866)	(132,113)
Finance income	10	7,981	7,685	9,517
Other financial income (expenses), net	10	(17,922)	40,731	(12,879)
Equity in (losses) earnings of non-consolidated companies	3 & 14	(272,810)	(751,787)	(31,609)

Profit before income tax expense		267,099	234,924	942,339

Income tax expense	11	(207,320)	(339,105)	(349,426)

Profit (Loss) for the year		59,779	(104,181)	592,913

Attributable to:
Owners of the parent		8,127	(198,751)	455,425
Non-controlling interest		51,652	94,570	137,488

Profit (Loss) for the year		59,779	(104,181)	592,913

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted (losses) earnings per share for profit attributable to the owners of the parent (expressed in USD per share)		0.00	(0.10)	0.23

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2015	2014	2013

Profit (Loss) for the year	59,779	(104,181)	592,913

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(409,767)	(270,773)	(301,943)
Currency translation adjustment from participation in non-consolidated companies	(230,774)	(119,808)	(201,362)
Changes in the fair value of derivatives classified as cash flow hedges and available-for-sale financial instruments	1,277	(3,016)	1,805
Income tax relating to cash flow hedges and available-for-sale financial instruments	(371)	638	(541)
Changes in the fair value of derivatives classified as cash flow hedges from participation in non-consolidated companies	-	154	6,869
Others from participation in non-consolidated companies	(4,140)	(5,642)	6,113

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	5,277	(27,561)	(7,714)
Income tax relating to remeasurement of post employment benefit obligations	(1,946)	7,711	2,224

Other comprehensive loss for the year, net of tax	(640,444)	(418,297)	(494,549)

Total comprehensive (loss) income for the year	(580,665)	(522,478)	98,364

Attributable to:
Equity holders of the Company	(457,750)	(495,603)	98,856
Non-controlling interest	(122,915)	(26,875)	(492)

Total comprehensive (loss) income for the year	(580,665)	(522,478)	98,364

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2015		December 31, 2014
ASSETS

Non-current assets
Property, plant and equipment, net	12	4,207,566		4,481,027
Intangible assets, net	13	888,206		948,886
Investments in non-consolidated companies	14	250,412		748,178
Deferred tax assets	20	98,058		115,626
Receivables, net	15	36,147		47,482
Trade receivables, net		-	5,480,389	91	6,341,290

Current assets
Receivables	15	89,484		112,229
Derivative financial instruments	22	1,787		4,338
Inventories, net	17	1,579,120		2,134,034
Trade receivables, net	16	511,464		720,214
Other investments	18	237,191		149,995
Cash and cash equivalents	18	151,491	2,570,537	213,303	3,334,113

Non-current assets classified as held for sale			11,667		14,756

			2,582,204		3,348,869

Total Assets			8,062,593		9,690,159

EQUITY
Capital and reserves attributable to the owners of the parent			4,033,148		4,697,201

Non-controlling interest			769,849		937,502

Total Equity			4,802,997		5,634,703

LIABILITIES

Non-current liabilities
Provisions	19	8,142		9,067
Deferred tax liabilities	20	609,514		670,523
Other liabilities	21	320,673		371,900
Trade payables		13,413		11,969
Borrowings	23	607,237	1,558,979	900,611	1,964,070

Current liabilities
Current income tax liabilities		41,064		51,083
Other liabilities	21	156,654		210,206
Trade payables		568,478		564,513
Derivative financial instruments	22	20,635		1,376
Borrowings	23	913,786	1,700,617	1,264,208	2,091,386

Total Liabilities			3,259,596		4,055,456

Total Equity and Liabilities			8,062,593		9,690,159

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2015	2,004,743	(150,000)	(23,295)	1,475,619	(2,324,866)	(1,836,057)	5,551,057	4,697,201	937,502	5,634,703
Profit for the period							8,127	8,127	51,652	59,779
Other comprehensive income (loss) for the year
Currency translation adjustment						(464,278)		(464,278)	(176,263)	(640,541)
Remeasurement of post employment benefit obligations				1,535				1,535	1,796	3,331
Cash flow hedges and others, net of tax				714				714	192	906
Others				(3,848)				(3,848)	(292)	(4,140)

Total comprehensive loss for the year	-	-	-	(1,599)	-	(464,278)	8,127	(457,750)	(122,915)	(580,665)

Dividends paid in cash (5)							(176,677)	(176,677)	-	(176,677)
Dividends paid in cash to non-controlling interest								-	(32,743)	(32,743)
Contributions from non-controlling shareholders in consolidated subsidiaries (6)								-	30,870	30,870
Sale of participation in subsidiary companies (7)								-	1,509	1,509
Acquisition of non-controlling interest (8)				(29,626)				(29,626)	(44,374)	(74,000)

Balance at December 31, 2015	2,004,743	(150,000)	(23,295)	1,444,394	(2,324,866)	(2,300,335)	5,382,507	4,033,148	769,849	4,802,997

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of  December 31, 2015, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2015, the Company held 41,666,666 shares as treasury shares.

(3) Include mainly legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (0.4) million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Represents USD 0.090 per share (USD 0.90 per ADS). Related to the dividends distributed on May 6, 2015, and as 41,666,666 shares are held as treasury shares  by Ternium, the dividends attributable to these treasury shares amounting to USD 3.7 million were included in equity as less dividend paid.

(6) Corresponds to the contribution made by Nippon Steel Corporation in connection with its participation in Tenigal, S.R.L. de C.V..

(7) Corresponds to the sale of the participation in Ferrasa Panamá S.A. See note 2.b.

(8) Corresponds to the acquisition on the non-controlling interest in Ferrasa S.A.S. See note 2.b.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2014	2,004,743	(150,000)	(23,295)	1,499,976	(2,324,866)	(1,563,562)	5,897,039	5,340,035	998,009	6,338,044
Loss for the year							(198,751)	(198,751)	94,570	(104,181)
Other comprehensive income (loss) for the year
Currency translation adjustment						(272,495)		(272,495)	(118,086)	(390,581)
Remeasurement of post employment benefit obligations				(17,871)				(17,871)	(1,979)	(19,850)
Cash flow hedges, net of tax				(1,327)				(1,327)	(897)	(2,224)
Others				(5,159)				(5,159)	(483)	(5,642)

Total comprehensive loss for the year	-	-	-	(24,357)	-	(272,495)	(198,751)	(495,603)	(26,875)	(522,478)

Dividends paid in cash (5)							(147,231)	(147,231)	-	(147,231)
Dividends paid in cash to non-controlling interest								-	(33,632)	(33,632)

Balance at December 31, 2014	2,004,743	(150,000)	(23,295)	1,475,619	(2,324,866)	(1,836,057)	5,551,057	4,697,201	937,502	5,634,703

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2014, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2014, the Company held 41,666,666 shares as treasury shares.

(3) Include mainly legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (0.4) million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (58.9) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Represents USD 0.075 per share (USD 0.75 per ADS). Related to the dividends distributed on May 7, 2014, and as 41,666,666 shares are held as treasury shares by  Ternium, the dividends attributable to these treasury shares amounting to USD 3.1 million were included in equity as less dividend paid.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2013	2,004,743	(150,000)	(23,295)	1,493,201	(2,324,866)	(1,199,814)	5,569,214	5,369,183	1,065,730	6,434,913
Profit for the year							455,425	455,425	137,488	592,913
Other comprehensive income (loss) for the year
Currency translation adjustment						(363,748)		(363,748)	(139,557)	(503,305)
Remeasurement of post employment benefit obligations				(5,126)				(5,126)	(364)	(5,490)
Cash flow hedges and others, net of tax				6,813				6,813	1,317	8,130
Others				5,492				5,492	624	6,116

Total comprehensive income for the year	-	-	-	7,179	-	(363,748)	455,425	98,856	(492)	98,364

Acquisition of non-controlling interest (5)				(404)				(404)	(525)	(929)
Dividends paid in cash (6)							(127,600)	(127,600)	-	(127,600)
Dividends paid in cash to non-controlling interest								-	(66,704)	(66,704)

Balance at December 31, 2013	2,004,743	(150,000)	(23,295)	1,499,976	(2,324,866)	(1,563,562)	5,897,039	5,340,035	998,009	6,338,044

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2013, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2013, the Company held 41,666,666 shares as treasury shares.

(3) Include mainly legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 1.1 million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (58.9) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Corresponds to the acquisition of the non-controlling interest held by Siderúrgica de Caldas S.A.S., a subsidiary of Ternium S.A., in Procesadora de Materiales Industriales S.A. in April 2013.

(6) Represents USD 0.065 per share (USD 0.65 per ADS). Related to the dividends distributed on May 10, 2013, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to USD 2.7 million were included in equity as less dividend paid.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2015	2014	2013

Cash flows from operating activities
Profit (Loss) for the year		59,779	(104,181)	592,913
Adjustments for:
Depreciation and amortization	12 & 13	433,788	414,797	377,133
Income tax accruals less payments	26 (b)	(23,932)	(39,529)	(24,177)
Equity in losses of non-consolidated companies	3 & 14	272,810	751,787	31,609
Interest accruals less payments	26 (b)	5,496	5,162	(16,869)
Results on the sale of participation in subsidiary companies	2 (c)	1,739	-	-
Changes in provisions	19	3,180	92	7,330
Changes in working capital (1)	26 (b)	509,144	(550,980)	114,611
Net foreign exchange results and others		61,487	28,696	9,624

Net cash provided by operating activities		1,323,491	505,844	1,092,174

Cash flows from investing activities
Capital expenditures	12 & 13	(466,643)	(443,463)	(883,317)
Acquisition of business/stake - Purchase consideration Usiminas	3 & 14	-	(249,032)	-
(Increase) Decrease in other investments	18	(85,946)	18,258	(1,802)
Proceeds from the sale of property, plant and equipment		1,217	1,473	2,133
Sale of participation in subsidiary company, net of cash disposed	2 (c)	(673)	-	-
Loans granted to non-consolidated companies - Techgen	14	(10,416)	-	-
Dividends received from non-consolidated companies		-	-	207
Investments in non-consolidated companies - Techgen	14	(9,600)	(3,010)	-

Net cash used in investing activities		(572,061)	(675,774)	(882,779)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(176,677)	(147,231)	(127,600)
Dividends paid in cash to non-controlling interests		(32,743)	(33,632)	(66,704)
Contributions from non-controlling shareholders in consolidated subsidiaries		30,870	-	-
Acquisition of non-controlling interest	2 (c)	(74,000)	-	(929)
Proceeds from borrowings		822,663	1,038,820	1,863,868
Repayments of borrowings		(1,379,747)	(773,396)	(2,134,711)

Net cash (used in) provided by financing activities		(809,634)	84,561	(466,076)

Decrease in cash and cash equivalents		(58,204)	(85,369)	(256,681)

Movement in cash and cash equivalents
At January 1,		213,303	307,218	560,307
Effect of exchange rate changes		(3,608)	(8,546)	(8,635)
Initial cash of Peña Colorada and Exiros		-	-	12,227
Decrease in cash and cash equivalents		(58,204)	(85,369)	(256,681)

Cash and cash equivalents at December 31, (2)		151,491	213,303	307,218

(1)  The working capital is impacted by non-cash movement of USD (210.6) million as of December 31, 2015 (USD (149.9) million and USD (157.7) million as of December 31, 2014 and 2013, respectively) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the US dollar.

(2)  It includes restricted cash of USD 88, USD 93 and USD 869 as of December 31, 2015, 2014 and 2013, respectively. In addition , the Company had other investments with a maturity of more than three months for USD 237,191, USD 149,995 and USD 169,503 as of December 31, 2015, 2014 and 2013, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Page
1	General information	10
2	Basis of presentation	11
3	Acquisition of business – Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS	15
4	Accounting policies	17
5	Segment information	37
6	Cost of sales	40
7	Selling, general and administrative expenses	41
8	Labor costs (included in cost of sales and selling, general and administrative expenses)	41
9	Other operating income (expenses), net	41
10	Other financial income (expenses), net	42
11	Income tax expense	43
12	Property, plant and equipment, net	44
13	Intangible assets, net	45
14	Investments in non-consolidated companies	46
15	Receivables, net - non-current and current	48
16	Trade receivables, net – non-current and current	49
17	Inventories, net	49
18	Cash, cash equivalents and other investments	50
19	Allowances and provisions – non-current and current	50
20	Deferred income tax	51
21	Other liabilities – non-current and current	53
22	Derivative financial instruments	55
23	Borrowings	57
24	Contingencies, commitments and restrictions on the distribution of profits	59
25	Related party transactions	63
26	Other required disclosures	65
27	Recently issued accounting pronouncements	66
28	Financial risk management	66

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

Notes to the Consolidated Financial Statements

1.                  GENERAL INFORMATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share.  As of December 31, 2015, there were 2,004,743,442 shares issued.  All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”).  Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006.  The Company’s initial public offering was settled on February 6, 2006.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime.  Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax.  However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à.r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

1.                  GENERAL INFORMATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2015 and 2014, this special tax reserve amounted to USD 7.1 billion and USD 7.3 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

2.                  BASIS OF PRESENTATION

a)  Basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2016), as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“USD”), except otherwise indicated.

These Consolidated financial statements fairly present the consolidated equity and consolidated financial situation of Ternium at 31 December 2015, and the consolidated results of its operations, the Changes in the Consolidated Statement of Comprehensive Income, the Changes in Consolidated Net Equity and the Consolidated Cash Flows of Ternium for the year then ended.

Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries has been made in consolidation.

These consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. These reclassifications do not have a material effect on the Company’s consolidated financial statements.

These consolidated financial statements have been approved for issue by the Board of Directors on February 23, 2016.

Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

2.                  BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2015	2014	2013

Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Solutions A.G. (1)	Switzerland	Services	100.00%	100.00%	100.00%
Ternium Brasil S.A. (1)	Brazil	Holding	100.00%	100.00%	100.00%
Ternium Investments Switzerland AG (1)	Switzerland	Holding	100.00%	100.00%	100.00%
Ternium Internacional España S.L.U. (1)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Ternium USA Inc. (1)	USA	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Siderúrgica do Norte Fluminense S.A. (2)	Brazil	Manufacturing and selling of steel products	-	-	100.00%
Consorcio Siderurgia Amazonia S.L. (3)	Spain	Holding	-	-	94.38%
Siderar S.A.I.C. (4)	Argentina	Manufacturing and selling of flat steel products	60.94%	60.94%	60.94%
Impeco S.A. (5)	Argentina	Manufacturing of pipe products	60.97%	60.97%	60.97%
Prosid Investments S.A. (5)	Uruguay	Holding	60.94%	60.94%	60.94%
Ternium Mexico S.A. de C.V. (6)	Mexico	Holding	88.72%	88.72%	88.72%
Hylsa S.A. de C.V. (7)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.72%
Las Encinas S.A. de C.V. (7)	Mexico	Exploration, exploitation and pelletizing of iron ore	88.72%	88.72%	88.72%
Ferropak Comercial S.A. de C.V. (7)	Mexico	Scrap services company	88.72%	88.72%	88.72%
Ferropak Servicios S.A. de C.V. (7)	Mexico	Services	88.72%	88.72%	88.72%
Galvacer America Inc (7)	USA	Distributing company	88.72%	88.72%	88.72%
Galvamet America Corp (7)	USA	Manufacturing and selling of insulated panel products	88.72%	88.72%	88.72%
Transamerica E. & I. Trading Corp. (7)	USA	Scrap services company	88.72%	88.72%	88.72%
Técnica Industrial S.A. de C.V. (7)	Mexico	Services	88.72%	88.72%	88.72%
Corporativo Grupo Imsa S.A. de C.V. (7)	Mexico	Services	88.72%	88.72%	88.72%
Acedor, S.A. de C.V. (7)	Mexico	Holding	88.72%	88.72%	88.72%
Ternium Gas México S.A. de C.V. (8)	Mexico	Financial Services	88.72%	88.72%	88.72%
Ecore Holding S. de R.L. de C.V. (9)	Mexico	Holding	-	-	88.72%
Treasury Services S.A. de C.V. (9)	Mexico	Financial Services	-	-	88.72%
APM, S.A. de C.V. (9)	Mexico	Manufacturing and selling of steel products	-	-	88.72%
Acerus S.A. de C.V. (9)	Mexico	Manufacturing and selling of steel products	-	-	88.72%
Neotec L.L.C. (10)	USA	Holding	-	-	88.72%
Ternium Internacional Guatemala S.A. (11)	Guatemala	Selling of steel products	99.98%	99.98%	99.98%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (12)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.36%	44.36%	44.36%
Peña Colorada Servicios S.A. de C.V. (12)	Mexico	Services	44.36%	44.36%	44.36%
Exiros B.V. (12)	Netherlands	Procurement and trading services	50.00%	50.00%	50.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (13)	Mexico	Medical and Social Services	66.09%	66.09%	66.09%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

2.                  BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2015	2014	2013

Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.91%	99.91%	99.91%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ferrasa S.A.S. (14)	Colombia	Manufacturing and selling of steel products	100.00%	54.00%	54.00%
Perfilamos del Cauca S.A.S. (14)	Colombia	Manufacturing and selling of steel products	100.00%	54.00%	54.00%
Siderúrgica de Caldas S.A.S. (14)	Colombia	Manufacturing and selling of steel products	100.00%	54.00%	54.00%
Procesadora de Materiales Industriales S.A. (14)	Colombia	Scrap services company	100.00%	54.00%	54.00%
Figuraciones S.A.S. (15)	Colombia	Manufacturing and selling of steel products	-	-	54.00%
Tenigal S. de R.L. de C.V. (16)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Ternium Internacional S.A. (17)	Uruguay	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (17)	Uruguay	Procurement services	100.00%	100.00%	100.00%
Ternium International Inc. (17)	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Treasury Services S.A. (17)	Uruguay	Financial Services	100.00%	100.00%	100.00%
Ternium International Ecuador S.A. (18)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International USA Corporation (19)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional de Colombia S.A.S. (19)	Colombia	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (20)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Technology & Engineering Services S.A. (formerly Ternium Engineering & Services S.A.) (21)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de Argentina S.A. (22)	Argentina	Engineering and other services	-	100.00%	100.00%
Ternium Ingeniería y Servicios de México S.A. de C.V.	Mexico	Engineering and other services	100.00%	100.00%	100.00%
Ternium Treasury Services B.V. (23)	Netherlands	Financial Services	-	-	100.00%
Soluciones Integrales de Gestión S.A. (24)	Argentina	Other services	100.00%	100.00%	100.00%
Ferrasa Panamá, S.A. (25)	Panama	Manufacturing and selling of steel products	-	54.00%	54.00%
Aceros Transformados de Panamá, S.A. (25)	Panama	Manufacturing and selling of steel products	-	54.00%	54.00%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

2.                  BASIS OF PRESENTATION (continued)

(1) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.

(2) This company was sold on January 9, 2014.

(3) This company was dissolved as of December 17, 2014.

(4) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 60.94%.

(5) Indirectly through Siderar S.A.I.C and Ternium Internacional S.A. Total voting rights held 100.00%.

(6) Indirectly through Siderar S.A.I.C., Ternium Internacional S.A. and Ternium Internacional España S.L.U. Total voting rights held 99.93%.

(7) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.

(8) Indirectly through Ternium Mexico S.A. de C.V.  and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.

(9) Merged with Ternium Mexico S.A. de C.V. during the first quarter of 2014.

(10) This company was dissolved as of September 5, 2014.

(11) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 100%.

(12) Total voting rights held: 50.00%.

(13) Indirectly through Ternium Mexico S.A. de C.V.  Total voting rights held: 74.50%.

(14) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 100.00%. See note 2.c.

(15) This company was dissolved as of December 24, 2014.

(16) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 51.00%.

(17) Indirectly through Ternium Investments Switzerland AG. Total voting rights held: 100.00%.

(18) Indirectly through Ternium Internacional S.A. and Ternium Internationaal B.V. Total voting rights held 100.00%.

(19) Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%.

(20) Since fourth quarter 2014, indirectly through Ternium Investments Switzerland AG (100.00%). Total voting rights held: 100.00%. Before that, indirectly through Ternium Internacional S.A.

(21) Indirectly through Ternium Internacional Inc.. Total voting rights held 100.00%.

(22) Merged with Soluciones Integrales de Gestión S.A. during the third quarter of 2015.

(23) Merged with Ternium Internationaal B.V. during the fourth quarter of 2014.

(24) Since third quarter 2015, indirectly through Ternium Investments S.à.r.l.,Ternium Internacional España S.L.U. and Technology & Engineering Services S.A. Total voting rights held: 100.00%. Before that, indirectly through Ternium Investments S.à.r.l. and Ternium Treasury Services S.A.

(25) These companies were sold during the first quarter of 2015. See note 2.c.

The most important non-controlling interest is related to the investment in Siderar S.A.I.C., which is a company listed in the Buenos Aires Stock Exchange. All the information related to this investment could be found in the Buenos Aires Stock Exchange webpage.

b)  Acquisition of non-controlling interest in Ferrasa S.A.S.

On January 20, 2015, Ternium entered into an agreement to acquire the remaining 46% interest in Ferrasa for a total consideration of USD 74.0 million. The Ferrasa transaction closed on April 7, 2015 and it was accounted for as an acquisition of non-controlling interest resulting in a decrease of equity attributable to the owners of the parent company amounting to USD 29.6 million. In addition, on January 20, 2015, Ternium sold its 54% interest in Ferrasa Panamá S.A. for a total consideration of USD 2.0 million, with no significant impact in these financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

3.                  ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS

On November 27, 2011, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l. (“Ternium Investments”), together with its Argentine majority-owned subsidiary Siderar S.A.I.C. (and Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.C.A.), and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), entered into share purchase agreements with Camargo Corrêa, Votorantim and Usiminas employee pension fund Previdência Usiminas (f.k.a. Caixa dos Empregados da Usiminas) (“CEU”) for the acquisition of 139.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), representing 27.66% of Usiminas’ voting capital, at a price of BRL 36.0 (approximately USD 19.0) per ordinary share.

Upon closing of the transaction on January 16, 2012, Ternium Investments, Siderar and TenarisConfab joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. In addition, Nippon Steel & Sumitomo Metal Corporation (f.k.a. Nippon Steel Corporation) (“NSSMC”) acquired from CEU 8.5 million ordinary shares. In addition, Ternium Investments, Siderar, Prosid and TenarisConfab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and CEU, governing Ternium Investments, Siderar (and Prosid) and TenarisConfab’s rights within the Usiminas control group; most decisions in that control group are subject for its approval to a 65% majority of the control group shares. As a result of these transactions, the control group, which held 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, was then formed as follows: NSSMC Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium Investments, Siderar (and Prosid), and TenarisConfab within the Ternium/Tenaris Group are governed under a separate shareholders agreement. During 2012, the Company completed its purchase price allocation procedures and determined a notional goodwill included within the investment balance of USD 583 million.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

As of December 31, 2012, the Company wrote down its investment in Usiminas by USD 275 million. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand had suffered downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in Ternium’s forecast of long term iron ore prices that affected cash flow expectations. As of December 31, 2012, the discount rate used to test the investment in Usiminas for impairment was 9.6%.

Following discussions with the Staff of the U.S. Securities and Exchange Commission, the Company re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014 and, as a result, wrote down the carrying value of its investment in Usiminas by USD 739.8 million. As of September 30, 2014, the discount rate used to test the investment in Usiminas for impairment was 10.4%.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

3.                  ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS (continued)

On October 2, 2014, Ternium Investments entered into a definitive purchase agreement with Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI for the acquisition of 51.4 million ordinary shares of Usiminas at a price of BRL 12 per share, for a total amount of BRL 616.7 million. On October 30, 2014, Ternium Investments completed the acquisition.

Following the acquisition of these additional shares, Ternium (through Ternium Investments, Siderar and Prosid) owns 166.1 million ordinary shares, representing 32.9% of Usiminas’ ordinary shares. Ternium continues to hold 35.6% of Usiminas’ voting rights over the control group and has a participation in Usiminas’ results of 16.82%.

Usiminas’ financial statements as of December 31, 2015 described a downgraded economic scenario for the company that caused a significant impact on its financial leverage and cash generation. In addition, Usiminas’ auditors (KPMG) included in their report on these financial statements an emphasis of matter paragraph which, without qualifying their opinion, indicated the existence of “a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern” as a result of the risk of not achieving an action plan defined by Usiminas’ management to equalize its financial obligations with cash generation. Consequently, Ternium, in a conservative approach and considering the guidance of IAS 36, assessed the recoverable value of its investment in Usiminas based on Usiminas ordinary shares average market price for December 2015, and impaired its investment by USD 191.9 million. The resulting book value of Ternium’s investment in Usiminas as of December 31, 2015 is USD 240.0 million (see note 14).

At December 31, 2015, the closing price of the Usiminas’ ordinary shares as quoted on the BM&FBovespa Stock Exchange was BRL 4.02 (approximately USD 1.03) per share, giving Ternium’s ownership stake a market value of approximately USD 171.0 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

4.                  ACCOUNTING POLICIES

These Consolidated Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2014.

The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:

(a)    Group accounting

(1) Subsidiary companies and transactions with non-controlling interests

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Company.  They are deconsolidated from the date that control ceases.

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measures the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.

On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred provisional amounts are reported.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

4.                  ACCOUNTING POLICIES (continued)

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

(2) Investments in non-consolidated companies

Associated companies are those entities in which Ternium has significant influence, but which it does not control.

Joint arrangements are understood as combinations in which there are contractual agreements by virtue of which two or more companies hold an interest in companies that undertake operations or hold assets in such a way that any financial or operating decision is subject to the unanimous consent of the partners. A joint arrangement is classed as a joint operation if the parties hold rights to its assets and have obligations in respect of its liabilities or as a joint venture if the venturers hold rights only to the investee's net assets.

Investments in non-consolidated companies (associated companies and joint ventures) are accounted for using the equity method of accounting. Under this method, interests in joint ventures and associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses in the income statement, and its share of post-acquisition changes in reserves recognized in reserves and in other comprehensive income in the income statement. Unrealized gains on transactions among the Company and its non-consolidated companies are eliminated to the extent of the Company’s interest in such non-consolidated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in a non-consolidated company equals or exceeds its interest in such non-consolidated company, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such non-consolidated company.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

4.                  ACCOUNTING POLICIES (continued)

The Company’s investment in associates and joint ventures includes notional goodwill identified on acquisition.

The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case, the group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount within “Equity on earnings (losses) of non-consolidated companies”.

(b)    Foreign currency translation

(1)  Functional and presentation currency

Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Except for the Argentine and the Brazilian subsidiaries and non-consolidated companies whose functional currencies are their local currencies, Ternium determined that the functional currency of its subsidiaries is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

(2) Subsidiary companies

The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i)  assets and liabilities are translated at the closing rate of each statement of financial position;

(ii)  income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)  all resulting translation differences are recognized within other comprehensive income.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates, (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

4.                  ACCOUNTING POLICIES (continued)

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in "Other financial income (expenses), net" in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the "fair value gain or loss," while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the "available for sale reserve" in equity. Ternium had no such assets or liabilities for any of the periods presented.

(c)    Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Ternium non derivative financial instruments are classified into the following categories:

•    Financial instruments at fair value through profit or loss: comprises mainly cash and cash equivalents and investments in debt securities held for trading;

•    Held-to-maturity instruments: measured at amortized cost using the effective interest method less impairment losses. As of December 31, 2015 and 2014, there are no instruments classified under this category;

•    Loans and receivables: measured at amortized cost using the effective interest method less impairment losses;

•   Available-for-sale ("AFS") financial assets: gains and losses arising from changes in fair value are recognized within other comprehensive income ("OCI") with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in OCI is included in the income statement for the period. As of December 31, 2015 and 2014, there are no AFS amounts and USD 35 million classified under this category, respectively;

•    Other financial liabilities: measured at amortized cost using the effective interest method.

The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on the settlement date.

Financial assets are initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

4.                  ACCOUNTING POLICIES (continued)

Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The Company first assesses whether objective evidence of impairment exists.

For loans and receivables category and for held-to-maturity investments, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 28 "Financial Risk management".

(d)    Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). There are no material residual values for property, plant and equipment items.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

4.                  ACCOUNTING POLICIES (continued)

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements	10-50 years
Production equipment	5-30 years
Vehicles, furniture and fixtures and other equipment	5-10 years

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2015, 2014 and 2013.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount (see Note 4 (f) "Impairment").

(e)    Intangible assets

(1) Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year and comply with the recognition criteria of IAS 38.

Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2)  Mining assets

Mining assets include:

(a)  Mining licenses acquired;

(b)  Capitalized exploration and evaluation costs, reclassified from exploration and evaluation costs (see note 4 (e) 3); and

(c)  Capitalized developmental stripping costs (see note 4 (t)).

Mining licenses were recognized as separate intangible assets upon the acquisition of the investment in Mexico and comprise the right to exploit the mines and are recognized at its fair value at acquisition date less accumulated amortization.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

4.                  ACCOUNTING POLICIES (continued)

These mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2015, 2014 and 2013, is approximately 10%, 10% and 9% per year, respectively.

(3)  Exploration and evaluation costs

Exploration and evaluation activities involve the search for iron ore resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation costs are measured at cost. Costs directly associated with exploration and evaluation activities are capitalized as intangible assets until the determination of reserves is evaluated. The costs associated to the acquisition of machinery and equipment are recognized as property, plant and equipment. If it is determined that commercial discovery has been achieved, costs incurred are reclassified into Mining assets and amortization starts once production begins.

Exploration costs are tested for impairment when there are indicators that impairment exists. Indicators of impairment include, but are not limited to:

•  Rights to explore in an area have expired or will expire in the near future without renewal;

•  No further exploration and evaluation is planned or budgeted;

•  A decision to discontinue exploration and evaluation in an area because of the absence of commercial reserves; and

•  Sufficient data exists to indicate that the book value will not be fully recovered from future development and production.

When analyzing the existence of impairment indicators, the exploration and evaluation areas from the mining cash-generating units will be evaluated.

(4) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium's participation in acquired companies' net assets at the acquisition date. Under IFRS 3, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

Goodwill is allocated to Cash-generating units ("CGU") for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested. The impairment losses on goodwill cannot be reversed.

As of December 31, 2015 and 2014, the carrying amount of goodwill allocated to the Mexico CGUs was USD 662.3 million, of which USD 619.8 million corresponds to steel operations and USD 42.5 million to mining operations.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

4.                  ACCOUNTING POLICIES (continued)

 (5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2015, 2014 and 2013 totaled USD 6.2 million, USD 8.0 million and USD 7.6 million, respectively.

(6) Customer relationships acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S..

Customer relationships are amortized using the straight-line method over a useful life of approximately 10 years.

(7) Trademarks acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S.

Trademarks are amortized using the straight-line method over a useful life of between 5 to 10 years.

(f)    Impairment

Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and the value in use.

To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the value in use of the corresponding CGU. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU's activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium products and services, selected discount rate and selected tax rate.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

4.                  ACCOUNTING POLICIES (continued)

Ternium uses cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.

Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on Ternium's weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2015 the discount rate used to test goodwill allocated to the Steel and Mining Mexico CGUs for impairment was 9.59%.

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

Except for the impairment in connection with the investment in Usiminas in 2015, 2014 and 2012, during the years 2015, 2014 and 2013, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill). For the impairment in connection with the investment in Usiminas, see notes 2(b) and 3.

(g)    Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds a minor equity interest and does not exert significant influence.

All purchases and sales of investments are recognized on the settlement date, which is not significantly different from the trade date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments at fair value through profit or loss is recognized in Other financial income (expenses), net in the consolidated income statement. The fair value of quoted investments is based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates the fair value by using standard valuation techniques. Dividends from investments in equity instruments are recognized in the income statement when the Company's right to receive payments is established.

Certain fixed income financial instruments purchased by the Company have been categorized as available for sale if designated in this category or not classified in any of the other categories. The results of these financial investments are recognized in Finance Income in the Consolidated Income Statement using the effective interest method. Unrealized gains and losses other than impairment and foreign exchange results are recognized in Other comprehensive income. On maturity or disposal, net gain and losses previously deferred in Other comprehensive income are recognized in Finance Income in the Consolidated Income Statement.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

4.                  ACCOUNTING POLICIES (continued)

(h)    Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out "FIFO" method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs.  Goods acquired in transit at year end are valued at supplier's invoice cost.

The cost of iron ore produced in our mines comprises all direct costs necessary to extract and convert stockpiled inventories into raw materials, including production stripping costs, depreciation of fixed assets related to the mining activity and amortization of mining assets for those mines under production.

The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 4 (aa) (4)).

(i)    Trade receivables and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. The Company analyzes its trade receivables on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. Additionally, this allowance is adjusted periodically based on the aging of receivables.

(j)   Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value or at a historical cost which approximates fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition) and overdrafts.

In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.

(k) Non-current assets (disposal groups) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

The carrying value of non-current assets classified as held for sale, at December 31, 2015 and 2014 totals USD 11.7 million and USD 14.8 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

4.                  ACCOUNTING POLICIES (continued)

(l)    Borrowings

Borrowings are recognized initially for an amount equal to the net proceeds received. In subsequent periods, borrowings are stated at amortized cost following the effective interest method.

Capitalized costs for issue of debt are amortized over the life of their respective debt.

(m)   Income taxes - current and deferred

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium and its subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are re-estimated if tax rates change. These amounts are charged or credited to the consolidated income statement or to the item “Other comprehensive income for the year” in the consolidated statement of comprehensive income, depending on the account to which the original amount was charged or credited.

(n)    Employee liabilities

(1) Post-employment obligations

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

4.                  ACCOUNTING POLICIES (continued)

The Company applied IAS 19 (amended 2011), “Employee benefits”, on January 1, 2013. In accordance with the amended standard, post-employment benefits are accounted as follows:

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

Past-service costs are recognized immediately in income.

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Mexico

Ternium Mexico has defined benefit and defined contribution plans.

The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established irrevocable trust funds for the payment of pensions and seniority premiums, as well as for health-care expenses.

The defined contribution plans provide a benefit equivalent to the capital accumulated with the company's contributions, which are provided as a match of employees' contributions to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

4.                  ACCOUNTING POLICIES (continued)

Argentina

Siderar implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

(2)   Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3)  Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

During 2007, Ternium launched an incentive retention program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium's shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

As of December 31, 2015 and 2014, the outstanding liability corresponding to the Program amounts to USD 19.5 million and USD 22.5 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2015 and 2014, is USD 21.4 million and USD 24.4 million, respectively.

Under Mexican law, Ternium's subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.

(4)  Social security contributions

Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar and Ternium Mexico make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

4.                  ACCOUNTING POLICIES (continued)

(o)    Provisions and other liabilities

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium's estimates of the outcomes of these matters and the advice of Ternium's legal advisors.

(p)    Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(q)    Revenue recognition

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectability is reasonably assured. Revenues are shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

Interest income is recognized on an effective yield basis.

(r)    Borrowing Costs

The Company capitalizes the borrowing costs incurred to finance construction, acquisition or production of qualifying assets. In the case of specific borrowings, Ternium determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. For general borrowings, Ternium determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2015, 2014 and 2013, the capitalized borrowing costs are not material.

(s)    Cost of sales, selling, general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

4.                  ACCOUNTING POLICIES (continued)

(t)    Stripping costs

Stripping costs are the costs associated with the removal of overburden and other waste materials and can be incurred before the mining production commences (“development stripping”) or during the production stage (“production stripping”).

Development stripping costs that contribute to the future economic benefits of mining operations are capitalized as intangible assets (Mining assets). Production stripping costs which are part of on-going activities are included in the cost of the inventory produced (that is extracted) at each mine during the period in which they are incurred.

Capitalization of development stripping costs finishes when the commercial production of the mine commences. At that time, all development stripping costs are presented within Mining assets and depreciated on a unit-of-production basis. It is considered that commercial production begins when the production stage of mining operations begins and continues throughout the life of a mine.

(u)  Mining development costs

Mining development costs are the costs associated to the activities related to the establishment of access to the mineral reserve and other preparations for commercial production. These activities often continue during production.

Development expenditures are capitalized and classified as Work in progress. On completion of development, all assets included in Work in progress are individually reclassified to the appropriate category of property, plant and equipment and depreciated accordingly.

(v) Asset retirement obligations

Ternium records asset retirement obligations (“ARO”) initially at the fair value of the legal or constructive obligation in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of property, plant and equipment. The fair value of the obligation is determined as the discounted value of the expected future cash flows and is included in Provisions. The liability is accreted to its present value through net financing cost and the capitalized cost is depreciated based in the unit of production method.

(w)   Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year, excluding the average number of shares of the parent Company held by the Group. There are no dilutive securities for the periods presented.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

4.                  ACCOUNTING POLICIES (continued)

(x)  Derivative financial instruments and hedging activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars, currency forward contracts on highly probable forecast transactions and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected in the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2015 and 2014, the effective portion of designated cash flow hedges (net of taxes) amounted to USD (0.4) million and USD (0.4) million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 26 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 28 "Financial risk management".

(y)  Treasury shares

Acquisitions of treasury shares are recorded at acquisition cost, deducted from equity until disposal. The gains and losses on disposal of treasury shares are recognized under "Reserves" in the consolidated statement of financial position.

(z)  Cash flow

The consolidated statements of cash flows have been prepared using the indirect method and contain the use of the following expressions and their respective meanings:

a) Operating activities: activities that constitute ordinary Group revenues, as well as other activities that cannot be qualified as investing or financing.

b) Investing activities: acquisition, sale or disposal by other means of assets in the long-term and other investments not included in cash and cash equivalents.

c) Financing activities: activities that generate changes in the size and composition of net equity and liabilities that do not form part of operating activities.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

4.                  ACCOUNTING POLICIES (continued)

(aa)   Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.

The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1)  Goodwill impairment test

Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator.

Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The discount rate used at December 31, 2015 was 9.59% and no impairment charge resulted from the impairment test performed.

(2)  Income taxes

Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

4.                  ACCOUNTING POLICIES (continued)

(3)    Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD 8.1 million and USD 9.1 million as of December 31, 2015 and 2014, respectively.

(4)  Allowance for obsolescence of supplies and spare parts and slow-moving inventory

Management assesses the recoverability of its inventories considering their selling prices or whether they are damaged or have become wholly or partly obsolete.

Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

The Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management's analysis of their aging. In connection with supplies and spare parts, the calculation is based on management's analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance, and their potential obsolescence due to technological change.

As of December 31, 2015 and 2014, the Company recorded no allowance for net realizable value and USD 32.4 million and USD 48.0 million, respectively, as allowance for obsolescence.

(5)    Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

4.                  ACCOUNTING POLICIES (continued)

When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:

•   whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

•   whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;

•   whether the carrying amount of the net assets of the entity is more than its market capitalization;

•   whether evidence is available of obsolescence or physical damage of an asset.

•   whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and

•   whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

Considering that some of the impairment indicators were identified as of December 31, 2015, the Company tested all its CGUs for impairment, resulting in no impairment charges to be recognized. Furthermore, based on information currently available, management believes that the recognition of a future impairment charge is not reasonably possible. For the impairment in connection with the investment in Usiminas in 2015, 2014 and 2012, see note 3.

(6)    Allowances for doubtful accounts

Management makes estimates of the uncollectibility of our accounts receivable. Management analyses the trade accounts receivable on a regular basis and, when aware of a third party´s inability to meet its financial commitments to the Company, managements impairs the amount due by means of a charge to the allowance for doubtful accounts. Management specifically analyses accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2015 and 2014, allowance for doubtful accounts totals USD 7.6 million and USD 11.4 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

4.                  ACCOUNTING POLICIES (continued)

(7)  Mining reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s mining concessions. In order to estimate reserves, a range of geological, technical and economic factors is required to be considered. Estimating the quantity and/or grade of reserves requires complex and difficult geological judgments to interpret the data. Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period.

Changes in reported reserves may affect the Company’s financial results and financial position, including the following:

• Asset carrying amounts may be affected due to changes in estimated future cash flows.

• Depreciation and amortization charges may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

• Stripping costs recognized in Mining assets or charged to results may change due to changes in stripping ratios or the units of production basis of depreciation.

• Asset retirement obligations may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

(8)  Post-employment obligation estimates

The Company estimates at each year-end the provision necessary to meet its post-employment obligations in accordance with the advice from independent actuaries. The calculation of post-employment and other employee obligations requires the application of various assumptions. The main assumptions for post-employment and other employee obligations include discount rates, compensation growth rates, pension growth rates and life expectancy.  Changes in the assumptions could give rise to adjustments in the results and liabilities recorded and might have an impact on the post-employment and other employee obligations recognized in the future.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

5.                  SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements.

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Brazil, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, El Salvador, Nicaragua, Panamá and Honduras.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. Starting on January 1, 2013, and in connection with certain new agreements, the Company began to recognize its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

- The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

- The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

- Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

5.                  SEGMENT INFORMATION (continued)

	Year ended December 31, 2015
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	7,875,161	203,105	(200,817)	7,877,449
Cost of sales	(6,456,584)	(214,651)	193,963	(6,477,272)

Gross profit	1,418,577	(11,546)	(6,854)	1,400,177

Selling, general and administrative expenses	(757,078)	(13,214)	-	(770,292)
Other operating income, net	9,151	303	-	9,454

Operating income - IFRS	670,650	(24,457)	(6,854)	639,339

Management view
Net sales	7,875,161	216,095	(213,807)	7,877,449
Operating income	1,012,282	(3,490)	(640)	1,008,152
Reconciliation items:
Differences in Cost of sales				(368,813)

Operating income - IFRS				639,339

Financial income (expense), net				(99,430)
Equity in (losses) earnings of non-consolidated companies				(272,810)

Income before income tax expense - IFRS				267,099

Depreciation and amortization - IFRS	(384,380)	(49,408)	-	(433,788)

	Year ended December 31, 2014
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	8,700,521	313,157	(287,621)	8,726,057
Cost of sales	(6,960,009)	(255,216)	290,056	(6,925,169)

Gross profit	1,740,512	57,941	2,435	1,800,888

Selling, general and administrative expenses	(799,844)	(16,634)	-	(816,478)
Other operating income, net	70,725	1,026	-	71,751

Operating income - IFRS	1,011,393	42,333	2,435	1,056,161

Management view
Net sales	8,700,521	333,718	(308,182)	8,726,057
Operating income	830,312	65,671	(1,504)	894,479
Reconciliation items:
Differences in Cost of sales				161,682

Operating income - IFRS				1,056,161

Financial income (expense), net				(69,450)
Equity in (losses) earnings of non-consolidated companies				(751,787)

Income before income tax expense - IFRS				234,924

Depreciation and amortization - IFRS	(369,197)	(45,600)	-	(414,797)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

5.                  SEGMENT INFORMATION (continued)

	Year ended December 31, 2013
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	8,459,943	386,466	(316,397)	8,530,012
Cost of sales	(6,645,180)	(268,307)	313,195	(6,600,292)

Gross profit	1,814,763	118,159	(3,202)	1,929,720

Selling, general and administrative expenses	(820,338)	(22,973)	-	(843,311)
Other operating income, net	23,070	(56)	-	23,014

Operating income - IFRS	1,017,495	95,130	(3,202)	1,109,423

Management view
Net sales	8,459,943	505,603	(435,534)	8,530,012
Operating income	777,505	219,610	(3,202)	993,913
Reconciliation items:
Differences in Cost of sales				115,510

Operating income - IFRS				1,109,423

Financial income (expense), net				(135,475)
Equity in (losses) earnings of non-consolidated companies				(31,609)

Income before income tax expense - IFRS				942,339

Depreciation and amortization - IFRS	(344,415)	(32,718)	-	(377,133)

GEOGRAPHICAL INFORMATION

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2015
	Mexico	Southern region	Other markets	Total

Net sales	4,395,273	2,572,723	909,453	7,877,449

Non-current assets (1)	4,166,148	682,705	246,919	5,095,772

	Year ended December 31, 2014
	Mexico	Southern region	Other markets	Total

Net sales	4,911,989	2,648,512	1,165,556	8,726,057

Non-current assets (1)	4,248,087	916,447	265,379	5,429,913

	Year ended December 31, 2013
	Mexico	Southern region	Other markets	Total

Net sales	4,260,676	2,952,372	1,316,964	8,530,012

Non-current assets (1)	4,314,223	1,078,966	277,210	5,670,399

(1) Includes Property, plant and equipment and Intangible assets

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

5.                  SEGMENT INFORMATION (continued)

REVENUES BY PRODUCT

	Year ended December 31,
	2015	2014	2013

Semi-finished (1)	88,264	209,061	202,826
Hot rolled (2)	3,049,433	3,581,566	3,416,674
Cold rolled	1,176,019	1,297,969	1,314,392
Coated (3)	3,004,700	3,061,580	2,906,477
Roll-formed and tubular (4)	509,034	514,586	585,627
Steel products	7,827,450	8,664,762	8,425,996

Other products (5)	49,999	61,295	104,016

TOTAL SALES	7,877,449	8,726,057	8,530,012

(1)      Semi-finished includes slabs, billets and round bars.

(2)      Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.

(3)      Coated includes tin plate and galvanized products.

(4)      Roll-formed and tubular includes tubes, beams, insulated panels, roofing and cladding, roof tiles, steel decks and pre-engineered metal building systems.

(5)      Other products include mainly pig iron.

6.                  COST OF SALES

	Year ended December 31,
	2015	2014	2013

Inventories at the beginning of the year	2,134,034	1,941,130	2,000,137
Opening inventories - Peña Colorada	-	-	18,006
Translation differences	(204,512)	(161,983)	(186,609)

Plus: Charges for the year
Raw materials and consumables used and other movements	4,548,219	5,718,736	5,242,806
Services and fees	86,874	95,940	93,366
Labor cost	599,989	601,258	608,151
Depreciation of property, plant and equipment	335,302	330,866	310,257
Amortization of intangible assets	48,442	34,988	15,851
Maintenance expenses	507,895	484,929	440,328
Office expenses	6,683	7,238	7,034
Insurance	9,435	12,310	14,848
(Recovery) Charge of obsolescence allowance	(4,816)	15,924	1,245
Recovery from sales of scrap and by-products	(31,096)	(39,846)	(42,556)
Others	19,943	17,713	18,558

Less: Inventories at the end of the year	(1,579,120)	(2,134,034)	(1,941,130)

Cost of Sales	6,477,272	6,925,169	6,600,292

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

7.                  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2015	2014	2013

Services and fees (1)	69,434	75,057	76,450
Labor cost	214,352	232,837	234,519
Depreciation of property, plant and equipment	13,761	10,957	13,839
Amortization of intangible assets	36,283	37,986	37,186
Maintenance and expenses	4,957	5,785	7,443
Taxes	130,061	133,383	143,834
Office expenses	40,487	39,831	41,254
Freight and transportation	246,762	263,682	271,364
(Decrease) Increase of allowance for doubtful accounts	(824)	1,287	(202)
Others	15,019	15,673	17,624

Selling, general and administrative expenses	770,292	816,478	843,311

(1)  For the year ended December 31, 2015, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 3,888, including USD 3,535 for audit services, USD 114 for audit-related services, USD 217 for tax services and USD 22 for all other services.

For the year ended December 31, 2014, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 3,928, including USD 3,450 for audit services, USD 74 for audit-related services, USD 204 for tax services and USD 199 for all other services.

For the year ended December 31, 2013, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 4,288, including USD 3,821 for audit services, USD 391 for audit-related services, USD 39 for tax services and USD 37 for all other services.

8.                  LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2015	2014	2013

Wages, salaries and social security costs	754,063	778,932	790,378
Termination benefits	30,888	25,348	19,680
Post-employment benefits (Note 21 (i))	29,390	29,815	32,612

Labor costs	814,341	834,095	842,670

As of December 31, 2015, 2014 and 2013, the quantity of employees was 16,739, 16,919 and 16,788, respectively.

9.                  OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2014	2014	2013

Results of sundry assets	2,009	4,111	1,987
Collection of insurance (1)	-	57,500	11,700
Other operating income	10,625	10,232	16,657

Other operating income	12,634	71,843	30,344

Provision for legal claims and other matters (Note 19 and 24 (ii))	(3,180)	(92)	(7,330)

Other operating expense	(3,180)	(92)	(7,330)

Other operating (expenses) income, net	9,454	71,751	23,014

(1) Corresponds to insurance collection in Argentina.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

10.              OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2015	2014	2013

Interest expense	(87,313)	(114,472)	(121,016)
Debt issue costs	(2,176)	(3,394)	(11,097)

Finance expense	(89,489)	(117,866)	(132,113)

Interest income	7,981	7,685	9,517

Finance income	7,981	7,685	9,517

Net foreign exchange (loss) gain	(5,181)	26,664	259
Change in fair value of financial assets	(8,143)	(1,970)	(11,875)
Derivative contract results	(2,058)	19,748	(400)
Others	(2,540)	(3,711)	(863)

Other financial income (expenses), net	(17,922)	40,731	(12,879)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

11.              INCOME TAX EXPENSE

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2015	2014	2013

Current tax	(234,040)	(336,176)	(370,349)

Deferred tax (Note 20)
Deferred tax	19,463	2,363	78,474
Effect of changes in tax law on deferred income tax (1)	3,080	(12,702)	(33,826)
Withholding tax on dividend distributions (2)	4,177	(10,474)	(24,046)
Recovery of income tax (3)	-	17,884	321

Income tax expense	(207,320)	(339,105)	(349,426)

(1) For 2015, it includes mainly the effects of the Mexican mining tax. For 2014, it includes mainly the effects of the Colombian tax rate reform which introduced an increase from 34% to 39% in 2015, 40% in 2016, 42% in 2017 and 43% in 2018 and of the Mexican mining tax. For the year 2013, it includes the effects of the 2013 Mexican tax reform package, which mainly maintained the current 30% corporate income tax rate, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015 and repealed the existing tax consolidation regime.

(2) It includes the 10% withholding tax on dividend distributions made by Argentine companies to foreign beneficiaries since 2013.

(3) The amounts recorded in 2014 and 2013 corresponded to the capitalization of tax losses carried forward generated and not recognized in previous years.

Income tax expense for the years ended December 31, 2015, 2014 and 2013 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2015	2014	2013

Income before income tax	267,099	234,924	942,339

Income tax expense at statutory tax rate	(131,325)	(254,548)	(302,741)
Non taxable income	4,980	2,073	14,799
Non deductible expenses	(19,408)	(25,413)	(1,940)
Effect of currency translation on tax base (1)	(64,175)	(55,925)	(1,993)
Withholding tax on dividend distributions	4,177	(10,474)	(24,046)
Recovery of income tax	-	17,884	321
Effect of changes in tax law	(1,569)	(12,702)	(33,826)

Income tax expense	(207,320)	(339,105)	(349,426)

(1)  Ternium applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Ternium recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency, mainly Mexico.

Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

12.              PROPERTY, PLANT AND EQUIPMENT, NET

	Year ended December 31, 2015
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	527,467	1,717,832	4,306,227	113,623	352,625	85,811	7,103,585

Translation differences	(3,484)	(294,629)	(363,834)	(25,358)	(71,027)	(14,085)	(772,417)
Additions	4,452	172	1,424	3,493	398,143	31,906	439,590
Capitalized borrowing costs	-	-	-	-	331	-	331
Disposals / Consumptions	-	(2,417)	(5,560)	(4,221)	(2,131)	(17,150)	(31,479)
Transfers	-	84,338	128,430	7,665	(221,809)	1,376	-

Values at the end of the year	528,435	1,505,296	4,066,687	95,202	456,132	87,858	6,739,610

Depreciation
Accumulated at the beginning of the year	-	(575,347)	(1,952,468)	(86,251)	-	(8,492)	(2,622,558)

Translation differences	-	152,220	255,579	21,897	-	1,122	430,818
Depreciation charge	-	(77,438)	(258,583)	(9,128)	-	(3,914)	(349,063)
Disposals / Consumptions	-	101	5,119	3,045	-	494	8,759

Accumulated at the end of the year	-	(500,464)	(1,950,353)	(70,437)	-	(10,790)	(2,532,044)

At December 31, 2015	528,435	1,004,832	2,116,334	24,765	456,132	77,068	4,207,566

	Year ended December 31, 2014
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	503,267	1,839,727	4,083,016	125,559	741,554	61,435	7,354,558

Translation differences	(3,036)	(246,741)	(263,228)	(18,871)	(70,393)	(5,753)	(608,022)
Additions	6,202	5,134	4,461	3,256	331,281	35,035	385,369
Disposals / Consumptions	-	-	(12,452)	(4,015)	(541)	(13,215)	(30,223)
Transfers	21,034	119,712	494,430	7,694	(649,276)	8,309	1,903

Values at the end of the year	527,467	1,717,832	4,306,227	113,623	352,625	85,811	7,103,585

Depreciation
Accumulated at the beginning of the year	-	(610,740)	(1,931,231)	(98,887)	-	(4,805)	(2,645,663)

Translation differences	-	118,714	213,284	16,854	-	775	349,627
Depreciation charge	-	(83,321)	(246,485)	(7,133)	-	(4,884)	(341,823)
Disposals / Consumptions	-	-	11,964	2,915	-	422	15,301

Accumulated at the end of the year	-	(575,347)	(1,952,468)	(86,251)	-	(8,492)	(2,622,558)

At December 31, 2014	527,467	1,142,485	2,353,759	27,372	352,625	77,319	4,481,027

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

13.              INTANGIBLE ASSETS, NET

	Year ended December 31, 2015
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	203,557	142,658	38,439	298,475	73,665	662,307	1,419,101

Translation differences	(15,785)	-	-	-	-	-	(15,785)
Additions	14,043	11,182	1,828	-	-	-	27,053
Transfers	-	34,973	(34,973)	-	-	-	-

Values at the end of the year	201,815	188,813	5,294	298,475	73,665	662,307	1,430,369

Depreciation
Accumulated at the beginning of the year	(109,210)	(77,673)	-	(213,510)	(69,822)	-	(470,215)

Translation differences	12,777	-	-	-	-	-	12,777
Depreciation charge	(38,639)	(14,884)	-	(29,802)	(1,400)	-	(84,725)

Accumulated at the end of the year	(135,072)	(92,557)	-	(243,312)	(71,222)	-	(542,163)

At December 31, 2015	66,743	96,256	5,294	55,163	2,443	662,307	888,206

	Year ended December 31, 2014
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	186,681	122,361	34,767	288,475	73,665	662,307	1,368,256

Translation differences	(12,097)	-	-	-	-	-	(12,097)
Additions	28,973	2,341	21,628	10,000	-	-	62,942
Transfers	-	17,956	(17,956)	-	-	-	-

Values at the end of the year	203,557	142,658	38,439	298,475	73,665	662,307	1,419,101

Depreciation
Accumulated at the beginning of the year	(88,258)	(68,432)	-	(184,465)	(65,597)	-	(406,752)

Translation differences	9,511	-	-	-	-	-	9,511
Depreciation charge	(30,463)	(9,241)	-	(29,045)	(4,225)	-	(72,974)

Accumulated at the end of the year	(109,210)	(77,673)	-	(213,510)	(69,822)	-	(470,215)

At December 31, 2014	94,347	64,985	38,439	84,965	3,843	662,307	948,886

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

14.              INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2015	2014

At the beginning of the year	748,178	1,375,165

Equity in lossses of non-consolidated companies	(80,874)	(12,026)
Other comprehensive income	(234,556)	(125,384)
Dividends from non-consolidated companies	-	(1,858)
Contributions to non-consolidated companies	9,600	3,010
Acquisitions (note 3)	-	249,032
Impairment charge (note 3)	(191,936)	(739,761)

At the end of the year	250,412	748,178

The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

Company	Country of incorporation	Main activity	Voting rights at		Value at
			December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	32.88%	32.88%	239,960	742,335
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	6,026	1,119
Other non-consolidated companies (1)					4,426	4,724

					250,412	748,178

(1)  It includes the investment held in Finma S.A.I.F., Arhsa S.A., Techinst S.A., Recrotek  S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

As of December 31, 2015 and 2014, the value of the investment in Usiminas is comprised as follows:

	USIMINAS
Value of investment	As of December 31, 2015	As of December 31, 2014

At the beginning of the year	742,335	1,369,820
Share of results (1)	(77,066)	(10,463)
Other comprehensive income	(233,373)	(124,435)
Dividends	-	(1,858)
Acquisitions (note 3)	-	249,032
Impairment charge (note 3)	(191,936)	(739,761)

At the end of the year	239,960	742,335

(1) It includes the depreciation of the values associated to the purchase price allocation.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

14.              INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

On February 17,  2016,  Usiminas approved its annual accounts as of and for the year ended December 31, 2015, which state that revenues, post-tax losses from continuing operations and shareholders’ equity amounted to USD 3,116 million, USD 926 million and USD 3,434 million, respectively.

	USIMINAS
Summarized balance sheet (in million USD)	As of December 31, 2015	As of December 31, 2014

Assets
Non-current	5,343	8,372
Current	1,766	3,104

Total Assets	7,109	11,476

Liabilities
Non-current	2,118	2,618
Current	1,151	1,796

Total Liabilities	3,269	4,414

Minority interest	406	769

Shareholders' equity	3,434	6,293

	USIMINAS
Summarized income statement (in million USD)	As of December 31, 2015	As of December 31, 2014

Net sales	3,116	5,017
Cost of sales	(3,045)	(4,569)
Gross Profit	71	448
Selling, general and administrative expenses	(212)	(337)
Other operating income (loss), net	(906)	118
Operating income	(1,047)	229
Financial expenses, net	(377)	(220)
Equity in earnings of associated companies	28	79
Profit (Loss) before income tax	(1,396)	88
Income tax benefit	342	8
Net profit (loss) before minority interest	(1,054)	96
Minority interest in other subsidiaries	128	(33)
Net profit (loss) for the year	(926)	63

Techgen S.A. de C.V.

Techgen is a Mexican project company currently undertaking the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. As of February 2014, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their initial investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris.  Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts. During 2015, each of Techgen’s shareholders made additional investments in Techgen, primarily in the form of cash contributions and subordinated loans. Ternium made cash contributions of USD 9.6 million and granted a subordinated loan which amounted to USD 10.4 million.

For commitments from Ternium in connection with Techgen, see note 24.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

15.              RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2015	2014

Receivables with related parties (Note 25)	10,419	-
Employee advances and loans	3,637	5,804
Advances to suppliers for the purchase of property, plant and equipment	9,767	17,218
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 25)	247	467
Tax credits	10,901	21,644
Others	1,176	2,349

Receivables, net – Non-current	36,147	47,482

	As of December 31,
	2015	2014

Value added tax	20,725	9,300
Tax credits	30,434	51,120
Employee advances and loans	8,525	8,282
Advances to suppliers	4,664	6,830
Advances to suppliers with related parties (Note 25)	3,376	37
Expenses paid in advance	9,321	10,864
Government tax refunds on exports	1,855	6,631
Receivables with related parties (Note 25)	1,241	5,441
Others	9,343	13,724

Receivables, net – Current	89,484	112,229

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

16.              TRADE RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2015	2014

Current accounts	512,627	710,173
Trade receivables with related parties (Note 25)	6,422	21,413
Allowance for doubtful accounts (Note 19)	(7,585)	(11,372)

Trade receivables, net - Current	511,464	720,214

	Trade receivables, net as of December 31, 2015
	Total	Fully performing	Past due

Guaranteed	289,606	261,902	27,704
Not guaranteed	229,443	174,286	55,157

Trade receivables	519,049	436,188	82,861

Allowance for doubtful accounts (Note 19)	(7,585)	-	(7,585)

Trade receivables, net	511,464	436,188	75,276

	Trade receivables, net as of December 31, 2014
	Total	Fully performing	Past due

Guaranteed	442,100	413,518	28,582
Not guaranteed	289,577	242,859	46,718

Trade receivables	731,677	656,377	75,300

Allowance for doubtful accounts (Note 19)	(11,372)	-	(11,372)

Trade receivables, net	720,305	656,377	63,928

17.              INVENTORIES, NET

	As of December 31,
	2015	2014

Raw materials, materials and spare parts	364,367	539,611
Goods in process	761,086	1,119,123
Finished goods	258,528	374,981
Goods in transit	227,584	148,337
Obsolescence allowance (Note 19)	(32,445)	(48,018)

Inventories, net	1,579,120	2,134,034

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

18.              CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS

	As of December 31,
	2015	2014

(i) Other investments
Deposits with maturity of more than three months	237,191	149,995

Other investments	237,191	149,995
(ii) Cash and cash equivalents
Cash and banks	45,610	75,354
Restricted cash	88	93
Deposits with maturity of less than three months	105,793	137,856

Cash and cash equivalents	151,491	213,303

19.              ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT

Provisions and allowances - Non current	Liabilities	Liabilities
	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2015

Values at the beginning of the year	9,067	21,744
Translation differences	(3,396)	(3,207)
Additions	3,385	(264)
Reversals	(205)	-
Uses	(709)	-

At December 31, 2015	8,142	18,273

Year ended December 31, 2014

Values at the beginning of the year	13,984	19,853
Translation differences	(3,126)	(2,643)
Additions	2,269	4,534
Reversals	(2,177)	-
Uses	(1,883)	-

At December 31, 2014	9,067	21,744

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

19.              ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation

Year ended December 31, 2015

Values at the beginning of the year	11,372	48,018	2,081
Translation differences	(1,666)	(2,366)	(363)
Additions	1,593	16,538	(586)
Reversals	(2,417)	(21,354)	-
Uses	(1,297)	(8,391)	-

At December 31, 2015	7,585	32,445	1,132

Year ended December 31, 2014

Values at the beginning of the year	12,803	47,825	-
Translation differences	(1,245)	(1,792)	(73)
Additions	2,879	28,116	2,154
Reversals	(1,592)	(12,192)	-
Uses	(1,473)	(13,939)	-

At December 31, 2014	11,372	48,018	2,081

20.              DEFERRED INCOME TAX

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:

	As of December 31,
	2015	2014

At the beginning of the year	(554,897)	(580,981)

Translation differences	19,040	20,309
Effect of changes in tax law (note 11)	3,080	(12,702)
Withholding tax on dividend distributions (note 11)	4,177	(10,474)
Charges directly to other comprehensive income	(2,320)	8,704
Deferred tax credit (note 11)	19,463	20,247

At the end of the year	(511,456)	(554,897)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

20.              DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2015

At the beginning of the year	(589,862)	(80,217)	(46,855)	(53,037)	(769,971)

Translation differences	19,216	1,340	54	10,629	31,239
Charges directly to other comprehensive income	-	-	-	(8)	(8)
Withholding tax on dividend distributions	-	-	-	4,177	4,177
Effect of changes in tax law	5,426	(487)	(2,481)	6	2,464
Income statement credit (charge)	(34,302)	26,641	10,630	27,846	30,815

At the end of the year	(599,522)	(52,723)	(38,652)	(10,387)	(701,284)

Deferred tax assets	Provisions	Trade receivables	Tax losses (1)	Other	Total at December 31, 2015

At the beginning of the year	58,059	10,742	63,529	82,744	215,074

Translation differences	(11,638)	(674)	-	113	(12,199)
Charges directly to other comprehensive income	-	-	-	(2,312)	(2,312)
Effect of changes in tax law	228	18	-	370	616
Income statement credit (charge)	(1,281)	(3,893)	4,255	(10,433)	(11,352)

At the end of the year	45,368	6,193	67,784	70,483	189,828

(1) As of December 31, 2015, the recognized deferred tax assets on tax losses amount to USD 67,784 and the net unrecognized deferred tax assets amount to USD 4,154.

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2014

At the beginning of the year	(516,811)	(52,680)	(44,136)	(135,129)	(748,756)

Translation differences	18,906	(800)	173	9,259	27,538
Charges directly to other comprehensive income	-	-	-	638	638
Withholding tax on dividend distributions	-	-	-	(10,474)	(10,474)
Effect of changes in tax law	(10,814)	(504)	(1,467)	(29)	(12,814)
Income statement credit (charge)	(81,143)	(26,233)	(1,425)	82,698	(26,103)

At the end of the year	(589,862)	(80,217)	(46,855)	(53,037)	(769,971)

Deferred tax assets	Provisions	Trade receivables	Tax losses (2)	Other	Total at December 31, 2014

At the beginning of the year	58,237	7,991	27,571	73,976	167,775

Translation differences	(3,829)	(432)	-	(2,968)	(7,229)
Charges directly to other comprehensive income	-	-	-	8,066	8,066
Effect of changes in tax law	37	-	-	75	112
Income statement credit (charge)	3,614	3,183	35,958	3,595	46,350

At the end of the year	58,059	10,742	63,529	82,744	215,074

(2) As of December 31, 2014, the recognized deferred tax assets on tax losses amount to USD 63,529 and the net unrecognized deferred tax assets amount to USD 2,064.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

20.              DEFERRED INCOME TAX (continued)

The amounts shown in the statement of financial position (prior to offsetting the balances within the same tax jurisdiction) include the following:

	As of December 31,
	2015	2014

Deferred tax assets to be recovered after more than 12 months	149,640	159,918
Deferred tax assets to be recovered within 12 months	40,188	55,155
Deferred tax liabilities to be settled after more than 12 months	(637,658)	(675,428)
Deferred tax liabilities to be settled within 12 months	(63,626)	(94,542)

	(511,456)	(554,897)

21.              OTHER LIABILITIES – NON CURRENT AND CURRENT

	As of December 31,
	2015	2014

(i) Other liabilities - Non current

Post-employment benefits	273,792	313,146
Other employee benefits	24,896	35,351
Asset retirement obligation (note 19) (1)	18,273	21,744
Other	3,712	1,659

Other liabilities – Non-current	320,673	371,900

(1) The asset in connection with this liability is included in Property, plant and equipment.

Post-employment benefits

The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2015	2014

Present value of unfunded obligations	273,792	313,146

Liability in the statement of financial position	273,792	313,146

The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2015	2014

Current service cost	7,241	8,603
Interest cost	21,226	20,794
Amortization of prior service costs	923	418

Total included in labor costs	29,390	29,815

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

21.              OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2015	2014

At the beginning of the year	313,146	291,822

Transfers, new participants and funding of the plan	2,876	(1,595)
Total expense	29,390	29,815
Remeasurements	(4,922)	27,474
Translation differences	(42,099)	(30,929)
Contributions paid	(24,599)	(3,441)

At the end of the year	273,792	313,146

The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2015	2014

Discount rate	7.75%	7.75%
Compensation growth rate	4.00%	4.00%

	Year ended December 31,
Argentina	2015	2014

Discount rate	7.00%	7.00%
Compensation growth rate	2.00%	2.00%

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-9.4%	11.3%
Compensation growth rate	1.00%	2.7%	-2.3%
Pension growth rate	1.00%	2.5%	-2.2%
Life expectancy	1 year	3.2%	-3.2%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

21.              OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

	As of December 31,
	2015	2014

(ii) Other liabilities - Current
Payroll and social security payable	78,247	99,509
VAT liabilities	41,627	57,031
Other tax liabilities	27,739	39,620
Termination benefits	2,218	3,298
Related Parties (Note 25)	25	3,704
Asset retirement obligation (Note 19)	1,132	2,081
Others	5,666	4,963

Other liabilities – Current	156,654	210,206

22.              DERIVATIVE FINANCIAL INSTRUMENTS

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2015 and 2014 were as follows:

	As of December 31,
	2015	2014

Contracts with positive fair value
Foreign exchange contracts	1,787	4,338

	1,787	4,338

Contracts with negative fair value
Interest rate swap contracts	(1,164)	(1,342)
Foreign exchange contracts	(19,471)	(34)

	(20,635)	(1,376)

Derivative financial instruments breakdown is as follows:

(a) Interest rate contracts

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2015, most of the Company’s long-term borrowings were at variable rates.

During 2012 and 2013, Tenigal entered into several forward starting interest rate swap agreements in order to fix the interest rate to be paid over an aggregate amount of USD 100 million, in an average rate of 1.92%. These agreements are effective from July 2014, will due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2015, the after-tax cash flow hedge reserve related to these agreements amounted to USD (0.4) million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

22.              DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income tax	Total

At December 31, 2013	1,535	(460)	1,075

(Decrease) / Increase	(2,876)	863	(2,013)
Reclassification to income statement	748	(225)	523

At December 31, 2014	(593)	178	(415)

(Decrease) / Increase	(1,374)	412	(962)
Reclassification to income statement	1,401	(420)	981

At December 31, 2015	(566)	170	(396)

The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2015 (amounting to a loss of USD 0.6 million) is expected to be reclassified to the income statements in accordance to the payments of interests in connection with the borrowings hedged by these derivative contracts, during 2016 and up to the end of the life of the borrowing in 2022.

(b) Foreign exchange contracts

From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the USD, following the internal policy for derivative instruments.

During 2015 and 2014, Prosid Investments entered into several non-deliverable forward agreements to manage the exchange rate exposure generated by Siderar’s debt in ARS against USD. As of December 31, 2015, the notional amount on these agreements amounted to USD 154.3 million.

In addition, during the second half of 2015, Siderar entered into future domestic contracts and non-deliverable forward agreements to cover its exposure to trade payables in USD. As of December 31, 2015, the notional amount on future domestic contracts amounted to USD 31 million and non-deliverable forward agreements amounted to USD 8 million. Due to the fact that futures are settled on a daily basis, the fair value resets to zero at the end of every day.

Furthermore, during 2015 and 2014, Ferrasa S.A.S. has entered into non-deliverable forward agreements to manage the exposure of certain trade receivables denominated in its local currency. As of December 31, 2015, the notional amount on these agreements was USD 10.0 million.

The net fair values of the exchange rate derivative contracts as of December 31, 2015 and December 31, 2014 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2015	2014

ARS/USD	ND Forward	2.0 billion ARS	(18,858)	4,338
ARS/USD	ND Forward	8.0 million USD	1,787	-
ARS/USD	Future domestic contracts (1)	31.0 million USD	-	-
COP/USD	ND Forward	33.7 billion COP	(613)	(34)
			(17,684)	4,304
(1) Corresponds to contracts that are settled on a daily basis.

  USD: US dollars; COP: Colombian pesos; ARS: Argentine pesos.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

23.              BORROWINGS

	As of December 31,
	2015	2014

(i) Non-current
Bank borrowings	611,429	906,161
Less: debt issue costs	(4,192)	(5,550)

	607,237	900,611

(ii) Current
Bank borrowings	915,721	1,266,126
Less: debt issue costs	(1,935)	(1,918)

	913,786	1,264,208

Total Borrowings	1,521,023	2,164,819

The maturity of borrowings is as follows:

	Expected Maturity Date
	2016	2017	2018 and thereafter	At December 31, (1)
				2015	2014

Fixed Rate	461,409	629	-	462,038	796,152
Floating Rate	452,377	259,211	347,397	1,058,985	1,368,667

Total	913,786	259,840	347,397	1,521,023	2,164,819

(1) As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

The weighted average interest rates - which incorporate instruments denominated mainly in US dollars and Argentina pesos and which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2015	2014
Bank borrowings	3.37%	4.64%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2015 and 2014, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

23.              BORROWINGS (continued)

Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2015	2014

USD	Floating	1,036,733	1,268,691
USD	Fixed	317,441	497,970
ARS	Fixed	111,114	278,840
COP	Floating	22,380	99,976
COP	Fixed	18,571	-
CRC	Fixed	-	2,963
GTQ	Fixed	14,784	16,379

		1,521,023	2,164,819

USD: US dollars; ARS: Argentine pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales; CRC: Costa Rican colon.

Ternium’s most significant borrowings as of December 31, 2015, were those incurred under Ternium México’s syndicated loan facilities, in order to improve its maturity profile in 2013 and in relation to the Grupo Imsa transaction in July 2007, and under Tenigal’s syndicated loan facility, in order to finance the construction of its hot-dipped galvanizing mill in Pesquería, Mexico:

			In USD million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2015	Maturity

November 2013	Ternium Mexico	Syndicated loan	800	600	November 2018
Years 2012 and 2013	Tenigal	Syndicated loan	200	175	July 2022

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio and interest coverage ratio). As of December 31, 2015, Ternium was in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

24.           CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Ternium is involved in litigation arising from time to time in the ordinary course of business. The Company recorded a provision for those cases in which there is a probable cash outflow and the outcome can be reliably estimated. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation would be material to Ternium’s consolidated financial position, results of operations or liquidity.

(i) Tax claims and other contingencies

(a) Siderar.  AFIP – Income tax claim for fiscal years 1995 to 1999

The Argentine tax authority (Administración Federal de Ingresos Públicos, or “AFIP”) has challenged the deduction from income of certain disbursements treated by Siderar as expenses necessary to maintain industrial installations, alleging that these expenses should have been treated as investments or improvements subject to capitalization. Accordingly, AFIP made income tax assessments against Siderar with respect to fiscal years 1995 through 1999.

As of December 31, 2015, Siderar’s aggregate exposure under these assessments (including principal, interest and fines) amounts to approximately USD 7.8 million. Siderar appealed each of these assessments before the National Tax Court, which, in successive rulings, reduced the amount of each of the assessments made by AFIP; the National Tax Court decisions were, however, further appealed by both Siderar and AFIP. On October 6, 2015, the rulings on the reduced assessments for the fiscal years 1995 and 1996 were confirmed by the National Supreme Court and no longer appealed by AFIP.

On May 15, 2014, Siderar was notified of a new National Tax Court ruling approving the AFIP assessment for fiscal year 1997 in an amount of approximately USD 0.5 million (including principal and interest); as the Tax Court did not grant a stay with respect to this decision, Siderar paid the full amount of the ruling, reserving its right to seek reimbursement of that payment.

Based on the recent National Tax Court decision, management believes that there could be an additional potential cash outflow in connection with this assessment and, as a result, Siderar recognized a provision which, as of December 31, 2015, amounts to USD 0.4 million.

(b) Companhia Siderúrgica Nacional (CSN) – Tender offer litigation

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Ternium Investments S.à r.l., its subsidiary Siderar, and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. The entities named in the CSN lawsuit had acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

24.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On September 23, 2013, the first instance court issued its decision finding in favor of the defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal in the first half of 2016.

Ternium is aware that on November 10, 2014, CSN filed a separate complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator Consejo Administrativo de Defesa Econômica (CADE). In its claim, CSN alleges that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requests that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN’s claim. CSN did not appeal the decision and, on May 19, 2015 CADE formally closed the file.

Ternium believes that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsels and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Consolidated Financial Statements.

(c) Shareholder claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the Brazilian securities regulator, the Comissão de Valores Mobiliários (CVM), determined that Ternium’s acquisition of 51.4 million ordinary shares of Usiminas, completed on October 30, 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by Nippon Steel & Sumitomo Metal Corporation (NSSMC) and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter. On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in the first half of 2016. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

24.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(d) Potential Mexican income tax adjustment

In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately USD 34 million, plus interest and fines.

Ternium Mexico requested an injunction from the Mexican courts against the audit observations, and also filed its defense and supporting documents with the Mexican tax authorities. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this matter is not probable and, accordingly, no provision has been recorded in its financial statements.

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a)  Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 38.8 million and is due to terminate in 2018.

(b)  Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 25.0 million.

(c) Siderar assumed fixed commitments for the purchase of raw materials for a total amount of   USD 14.0 million to be expended until June 30, 2016.

(d) Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon. The agreement requires Siderar to take or pay minimum daily amounts of these gases for an aggregate amount of USD 32.5 million to satisfy Siderar’s current production needs through 2021, and to make incremental purchases of these gases for an aggregate amount of USD 126.3 million to satisfy the requirements through 2031.

(e) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply to four of Ternium Mexico’s plants of a contracted electrical demand of 111.2 MW. Iberdrola currently supplies approximately 23% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of USD 750 thousand per MW of the 111.2 MW contracted capacity, resulting over time in a total value of USD 83.4 million.  In addition, Iberdrola agreed to recognize to Ternium México USD 15 million through discounted rates. As a result of the above mentioned credit and discount, the company expects to incur in electricity rates comparable to those obtained in the past under the previous contract’s terms for a period that is estimated to be approximately 2 years. Following such period, Ternium Mexico’s rates under the contract will increase to market rates with a 2.5% discount; however, Ternium Mexico will be entitled to terminate the contract without penalty.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

24.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(f) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for purchased capacity of electricity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user.  Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 69.0 million and the contract will terminate in 2018.

(g) Following the maturity of a previously existing railroad freight services agreement during 2013, in April 2014, Ternium México and Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) entered into a new railroad freight services agreement pursuant to which Ferromex will transport Ternium Mexico’s products through railroads operated by Ferromex for a term of five years through 2019. Subject to Ternium’s board approval, both Ternium Mexico and Ferromex would be required to make (within a period of 36 months) certain investments to improve the loading and unloading of gondolas. Ternium Mexico’s total investment commitment would amount to approximately USD 15.5 million, while Ferromex’s would amount to approximately USD 5.4 million. Under the agreement, Ternium Mexico has guaranteed to Ferromex a minimum average transport load of 200,000 metric tons per month in any six-month period. In the event that the actual per-month average transport loads in any six-month period were lower than such guaranteed minimum, Ternium Mexico would be required to compensate Ferromex for the shortfall so that Ferromex receives a rate equivalent to a total transport load of 1,200,000 metric tons for such six-month period. However, any such compensation will not be payable if the lower transport loads were due to adverse market conditions, or to adverse operating conditions at Ternium Mexico’s facilities.

(h) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for a transportation capacity of 150,000 MMBtu/Gas per day starting on June 1, 2016 and ending on May 31, 2036. As of December 31, 2015, the outstanding value of this commitment was approximately USD 285 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to USD 136.7 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2015.

(i) Techgen is a party to a contract with Kinder Morgan Texas Pipeline LLC for gas purchasing and transportation capacity up to 150,000 MMBtu/Gas per day starting on January 15, 2016 and ending on June 30, 2016 and Kinder Morgan Gas Natural de Mexico, s. de R.L. de c.v. for transportation capacity up to 150,000 MMBtu/Gas per day starting on December 01, 2015 and ending on May 31, 2016. As of December 31, 2015, the outstanding value of this commitment was approximately USD 10 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to USD 4.8 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2015.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

24.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(j) Ternium issued a Corporate Guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement amounted to USD 800 million and the proceeds will be used by Techgen in the construction of the facility. As of December 31, 2015, disbursements under the loan agreement amounted USD 800 million, as a result the amount guaranteed by Ternium was approximately USD 384 million. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2015, Techgen was in compliance with all of its covenants.

(iii)  Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2015, this reserve reached the above-mentioned threshold.

As of December 31, 2015, Ternium may pay dividends up to USD 5.2 billion in accordance with Luxembourg law and regulations.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2015

Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves	1,414,122
Reserve for own shares	59,600
Accumulated profit at January 1, 2015	5,157,688
Loss for the year	(1,627,845)

Total shareholders' equity under Luxembourg GAAP	7,208,782

25.              RELATED PARTY TRANSACTIONS

As of December 31, 2015, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital.  Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin.  No person or group of persons controls RP STAK.

For commitments with Related parties, see note 24.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

25.              RELATED PARTY TRANSACTIONS (continued)

The following transactions were carried out with related parties:

	Year ended December 31,
	2015	2014	2013

(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	-	1,675	23
Sales of goods to other related parties	103,686	224,909	210,622
Sales of services and others to non-consolidated parties	1,590	2,459	2,270
Sales of services and others to other related parties	1,153	1,273	2,004

	106,429	230,316	214,919
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	163,782	200,167	228,065
Purchases of goods from other related parties	48,150	45,946	86,883
Purchases of services and others from non-consolidated parties	14,993	13,584	13,433
Purchases of services and others from other related parties	128,618	131,413	234,372

	355,543	391,110	562,753
(c) Financial results
Income with non-consolidated parties	17	1,043	-

	17	1,043	-
(d) Dividends received
Dividends received from non-consolidated parties	-	1,858	207

	-	1,858	207
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	3,667	6,051	4,597
Income (expenses), net with other related parties	706	(640)	-

	4,373	5,411	4,597

	As of December 31,
	2015	2014

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	11,392	6,357
Receivables from other related parties	6,689	20,497
Advances from non-consolidated parties	-	7
Advances to suppliers with other related parties	3,622	498
Payables to non-consolidated parties	(17,426)	(24,626)
Payables to other related parties	(25,019)	(39,895)

	(20,742)	(37,162)

 (iii) Officers and Directors’ compensation

During the year ended December 31, 2015 the cash compensation of Officers and Directors amounted to USD 14,301. In addition, Officers received 867.360 Units for a total amount of USD 1,745 in connection with the incentive retention program mentioned in note 4 (n)(3).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

26.              OTHER REQUIRED DISCLOSURES

(a)   Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income tax	Total

At December 31, 2013	1,535	(460)	1,075	(2,033,716)

(Decrease) / Increase	(2,876)	863	(2,013)	(390,581)
Reclassification to income statement	748	(225)	523	-

At December 31, 2014	(593)	178	(415)	(2,424,297)

(Decrease) / Increase	(1,374)	412	(962)	(640,541)
Reclassification to income statement	1,401	(420)	981	-

At December 31, 2015	(566)	170	(396)	(3,064,838)

(b)  Statement of cash flows

	Year ended December 31,
	2015	2014	2013

(i) Changes in working capital (1)
Inventories	349,662	(357,023)	(115,843)
Receivables and others	(16,987)	4,760	78,797
Trade receivables	142,670	(90,725)	58,332
Other liabilities	(2,936)	30,640	58,591
Trade payables	36,735	(138,632)	34,734

	509,144	(550,980)	114,611
(ii) Income tax accrual less payments
Tax accrued (Note 11)	207,320	339,105	349,426
Taxes paid	(231,252)	(378,634)	(373,603)

	(23,932)	(39,529)	(24,177)
(iii) Interest accruals less payments
Interest accrued	89,489	117,866	132,113
Interest paid	(83,993)	(112,704)	(148,982)

	5,496	5,162	(16,869)

(1)   Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

27.              RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2015 and have not been early adopted:

International Financial Reporting Standard 15, “Revenue from contracts with customers”

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied annual periods beginning on or after January 1, 2018.

International Financial Reporting Standard 9, “Financial instruments”

In July 2014, the IASB issued IFRS 9, "Financial instruments", which replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. IFRS 9 must be applied on annual periods beginning on or after January 1, 2018.

Amendments to IFRS 10, “Consolidated financial statements” and IAS 28, “Investments in associates and joint ventures”

In September 2014, the IASB issued the Amendments to IFRS 10, “Consolidated financial statements” and IAS 28, “Investments in associates and joint ventures”, which addresses and inconsistency between the requirements of both standards in dealing with the sale or contribution of assets between an investor and its associate or joint venture. These amendments must be applied annual periods beginning on or after January 1, 2016.

The Company's management is currently assessing the potential impact that the application of these standards may have on the Company's financial condition or results of operations.

28.              FINANCIAL RISK MANAGEMENT

1)   Financial risk factors

Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

1.1)  Market Risk

(i) Foreign exchange rate risk

Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. In addition, the Company entered into several borrowings that contain covenants providing for the compliance with certain financial ratios, including ratios measured in currencies other that the U.S. dollar. This situation exposes Ternium to a risk of non-compliance derived from volatility in foreign exchange rates. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

28.              FINANCIAL RISK MANAGEMENT (continued)

Ternium general policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net operating cash flows in currencies other than the U.S. dollar, and analyze potential hedging according to market conditions. This hedging can be carried out by netting operational positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.

Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2015. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million Exposure to	Functional currency
	USD	ARS

US dollar (USD)	-	(100)
EU euro (EUR)	6	(9)
Argentine peso (ARS)	(6)	-
Mexican peso (MXN)	(381)	-
Colombian peso (COP)	(1)	-
Other currencies	(1)	(2)

The main relevant exposures correspond to:

(a) Argentine peso vs. US dollar

During December 2015, the Argentine peso devaluated against the US dollar by 25.7%. The cumulative devaluation for the Argentine peso during 2015 was 34.4%. The devaluation generated a negative effect of USD 409 million, included as currency translation adjustment in Other comprehensive income in connection with the valuation of Ternium's Argentine subsidiaries’ equities (mainly Siderar S.A.I.C.), and a loss of USD 38 million, included as net foreign exchange results in the Income Statement.

A change of 1% in the exchange rate of the Argentine peso against the US dollar would have generated a pre-tax loss of USD 0.5 million, which includes the effect of the exposure on dollar-linked bonds amounting to USD 57.7 million, and a pre-tax gain of USD 0.6 million as of December 31, 2015 and 2014, respectively.

(b)  Mexican peso vs. US dollar

A change of 1% in the exchange rate of the Mexican peso against the US dollar would have generated a pre-tax gain of USD 3.8 million and USD 2.9 million as of December 31, 2015 and 2014, respectively.

(c)  Colombian peso vs. US dollar

A change of 1% in the exchange rate of the Colombian peso against the US dollar would have generated no effects and a pre-tax gain of USD 0.4 million as of December 31, 2015 and 2014, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

28.              FINANCIAL RISK MANAGEMENT (continued)

We estimate that if the Argentine peso, Mexican peso and Colombian peso had weakened simultaneously by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 3.3 million higher (USD 3.9 million higher as of December 31, 2014), as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables, trade payables, borrowings and other liabilities.

Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 1.0 billion, the currency translation adjustment included in total equity would have been USD 10.1 million lower (USD 17.6 million lower as of December 31, 2014), arising mainly from the adjustment on translation of the equity related to the Argentine peso and the Brazilian real.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as swaps and structures with options. The Company’s general policy is to maintain a balance between instruments exposed to fixed and variable rates; which can be modified according to long term market conditions.

Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 3.37% and 4.64% for 2015 and 2014, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2015 and 2014, respectively.

Ternium’s total variable interest rate debt amounted to USD 1,059 million (69.6% of total borrowings) at December 31, 2015 and USD 1,369 million (63.2% of total borrowings) at December 31, 2014.

If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2015, excluding borrowings with derivatives contracts mentioned in Note 22 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2015 would have been USD 17.7 million lower (USD 20.7 million lower as of December 31, 2014).

(iii) Commodity price risk

In the ordinary course of its operations, Ternium purchases raw materials (such as iron ore, coal and slabs) and other commodities (including electricity and gas). Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies. For further information on long-term commitments, see note 24(ii).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

28.              FINANCIAL RISK MANAGEMENT (continued)

1.2)  Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 60.7% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2015, in comparison with approximately 80.7% as of December 31, 2014. Non-investment grade liquid assets increased significantly due to a strong purchase of US dollar assets (dollar and dollar-linked bonds) in Argentina to counterweight the suppliers’ debt position in foreign currency of the Company in the country.

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.

As of December 31, 2015, trade receivables total USD 511.5 million. These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 2.4 million, credit insurance of USD 285.0 million and other guarantees of USD 7.3 million.

As of December 31, 2015, trade receivables of USD 436.2 million were fully performing.

As of December 31, 2015, trade receivables of USD 82.9 million were past due (mainly up to 180 days).

The amount of the allowance for doubtful accounts was USD 7.6 million as of December 31, 2015.

The carrying amounts of the Company’s trade and other receivables as of December 31, 2015, are denominated in the following currencies:

Currency	USD million

US dollar (USD)	415
EU euro (EUR)	11
Argentine peso (ARS)	20
Mexican peso (MXN)	129
Colombian peso (COP)	60
Other currencies	1

637

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

28.              FINANCIAL RISK MANAGEMENT (continued)

1.3) Liquidity risk

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

USD million	2016	2017	2018	2019	Thereafter

Borrowings	914	260	227	28	92
Interests to be accrued (1)	26	11	6	2	1
Trade payables and other liabilities	547	9	8	3	12

Total	1,487	280	241	33	105

 (1) These amounts do not include the effect of derivative financial instruments.

As of December 31, 2015, total borrowings less cash and cash equivalents and other current investments amounted to USD 1,132.0 million.

1.4)  Capital risk

Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.24 and 0.28 as of December 31, 2015 and 2014, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

2)    Financial instruments by category and fair value hierarchy level

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of December 31, 2015 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Available for sale	Total

(i) Assets as per statement of financial position
Receivables	34,342	-	-	34,342
Derivative financial instruments	-	1,787	-	1,787
Trade receivables	511,464	-	-	511,464
Other investments	69,935	167,256	-	237,191
Cash and cash equivalents	74,841	76,650	-	151,491

Total	690,582	245,693	-	936,275

As of December 31, 2015 (in USD thousands)	Derivatives	Other financial liabilities	Available for sale	Total

(ii) Liabilities as per statement of financial position
Other liabilities	-	23,298	-	23,298
Trade payables	-	555,621	-	555,621
Derivative financial instruments	20,635	-	-	20,635
Borrowings	-	1,521,023	-	1,521,023

Total	20,635	2,099,942	-	2,120,577

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

28.              FINANCIAL RISK MANAGEMENT (continued)

As of December 31, 2014 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Available for sale	Total

(i) Assets as per statement of financial position
Receivables	35,599	-	-	35,599
Derivative financial instruments	-	4,338	-	4,338
Trade receivables	720,305	-	-	720,305
Other investments	67,492	47,555	34,948	149,995
Cash and cash equivalents	91,693	121,610	-	213,303

Total	915,089	173,503	34,948	1,123,540

As of December 31, 2014 (in USD thousands)	Derivatives	Other financial liabilities	Available for sale	Total

(ii) Liabilities as per statement of financial position
Other liabilities	-	32,493	-	32,493
Trade payables	-	541,330	-	541,330
Derivative financial instruments	1,376	-	-	1,376
Borrowings	-	2,164,819	-	2,164,819

Total	1,376	2,738,642	-	2,740,018

Fair Value by Hierarchy

Following the requirements contained in IFRS 13, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements:

-  Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities.

-  Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

-  Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

28.              FINANCIAL RISK MANAGEMENT (continued)

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2015 and 2014:

	Fair value measurement as of December 31, 2015 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	76,650	76,650	-
Other investments	167,256	140,092	27,164
Derivative financial instruments	1,787	-	1,787

Total assets	245,693	216,742	28,951

Financial liabilities at fair value through profit or loss
Derivative financial instruments	20,635	-	20,635

Total liabilities	20,635	-	20,635

	Fair value measurement as of December 31, 2014 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	197,058	197,058	-
Other investments	82,502	56,466	26,036
Derivative financial instruments	4,338	-	4,338

Total assets	283,898	253,524	30,374

Financial liabilities at fair value through profit or loss
Derivative financial instruments	1,376	-	1,376

Total liabilities	1,376	-	1,376

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy and there were no financial assets and liabilities considered as Level 3.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Ternium is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Ternium values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

28.              FINANCIAL RISK MANAGEMENT (continued)

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Ternium values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

3)    Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at cost and subsequently measured at fair value. Changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement. Ternium does not hedge its net investments in foreign entities.

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2015, the effective portion of designated cash flow hedges amounts to USD (0.4) million (net of taxes) and is included as “Cash flow hedges” line item in the statement of comprehensive income.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 22. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

4)   Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, the Company uses quoted market prices.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

28.              FINANCIAL RISK MANAGEMENT (continued)

As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year end.

Pablo Brizzio

Chief Financial Officer

TERNIUM S.A.

Société Anonyme

Audited Annual Accounts

as at December 31, 2015

29, Avenue de la Porte-Neuve 3rd floor L-2227 Luxembourg
R.C.S. Luxembourg B-98-668

TERNIUM S.A.
Audited annual accounts as at December 31, 2015 and 2014 (All amounts in USD)

Audit report

To the Shareholders of

Ternium S.A.

We have audited the accompanying annual accounts of Ternium S.A., which comprise the balance sheet as at 31 December 2015, the profit and loss account for the year then ended and a summary of significant accounting policies and other explanatory information.

Board of Directors’ responsibility for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of these annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

Responsibility of the “Réviseur d’entreprises agréé”

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The procedures selected depend on the judgment of the “Réviseur d’entreprises agréé”, including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error. In making those risk assessments, the “Réviseur d’entreprises agréé” considers internal control relevant to the entity’s preparation and fair presentation of the annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the annual accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

 PricewaterhouseCoopers Société coopérative, 2 Rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg

T: +352 494848 1, F:+352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)

R.C.S. Luxembourg B 65 477 - TVA LU25482518

Opinion

In our opinion, the annual accounts give a true and fair view of the financial position of Ternium S.A. as of 31 December 2015, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts.

PricewaterhouseCoopers, Société coopérative                                                 Luxembourg, 23 February 2016

Represented by

Mervyn R. Martins

PricewaterhouseCoopers Société coopérative, 2 Rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg

T: +352 494848 1, F:+352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)

R.C.S. Luxembourg B 65 477 - TVA LU25482518

TERNIUM S.A.
Audited annual accounts as at December 31, 2015 and 2014 (All amounts in USD)

Balance sheet as at December 31, 2015 and 2014

			Notes	31/ 12/ 2015	31/ 12/ 2014
				USD	USD
		ASSETS

C	.	Fixed assets
III	.	Financial Fixed Assets	3	7.287.235.175	9.023.402.767
				7.287.235.175	9.023.402.767
D	.	Current assets
II	.	Debtors
2	.	Amounts owed by affiliated undertakings
		a) becoming due and payable within one year	6	2.618.116	7.545.144
4	.	Other receivables
		a) becoming due and payable within one year		61.399	3.208
				2.679.515	7.548.352
IV	.	Cash at bank and in hand		58.848	38.408
				2.738.363	7.586.760
		Total assets		7.289.973.538	9.030.989.527
		LIABILITIES
A		Capital and reserves	4
I	.	Subscribed capital		2.004.743.442	2.004.743.442
II	.	Share premium and similar premiums		1.414.121.505	1.414.121.505
IV	.	Reserves
1	.	Legal reserve	5	200.474.346	200.474.346
2	.	Reserve for own shares or own corporate units		59.599.747	-
V	.	Profit or loss brought forward		5.157.688.201	5.687.690.017
VI	.	Profit or loss for the financial year		(1.627.845.555)	(289.975.159)
				7.208.781.686	9.017.054.151
C	.	Provisions
1	.	Provisions for pensions and similar obligations	2.7	4.008.871	10.436.152
				4.008.871	10.436.152
D		Non-subordinated debts
6 Amounts owed to affiliated undertakings
		a) becoming due and payable within one year	6	71.322.645	1.629.606
		b) becoming due and payable after more than one year	6	3.775.192	-
9 Other creditors
		a) becoming due and payable within one year		2.085.144	1.869.618
				77.182.981	3.499.224
		Total liabilities		7.289.973.538	9.030.989.527

The accompanying notes form an integral part of these annual accounts.

4

TERNIUM S.A.
Audited annual accounts as at December 31, 2015 and 2014 (All amounts in USD)

Profit and loss account for the years ended

December 31, 2015 and 2014

	Notes	31/ 12/ 2015	31/ 12/ 2014
		USD	USD
A. CHARGES

5. Other operating charges	8	19.041.485	17.580.534
6. Value adjustments and fair value adjustments on
financial fixed assets	3	1.608.573.243	287.194.147
8. Interest and other financial charges
a) concerning affiliated undertakings		241.525	192.390
b) other interest and similar financial charges		-	7.927
11. Income Tax	7	3.687	8.820

Total Charges		1.627.859.940	304.983.818

B. INCOME

6. Income from financial fixed assets
a) derived from affiliated undertakings	9	-	15.000.000
7. Income from financial current assets
a) derived from affiliated undertakings		1.708	741
b) other income from financial current assets		12.677	7.917
13. Loss for the financial year		1.627.845.555	289.975.159

Total Income		1.627.859.940	304.983.818

The accompanying notes form an integral part of these annual accounts.

5

TERNIUM S.A.
Audited annual accounts as at December 31, 2015 and 2014 (All amounts in USD)

Notes to the annual accounts

Note 1 – General information

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1,00 per share.  As of December 31, 2015, there were 2.004.743.442 shares issued.  All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”).  Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006.  The Company’s initial public offering was settled on February 6, 2006.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime.  Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax.  However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4,0 billion.

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2015 and 2014, this special tax reserve amounted to USD 7,1 billion and USD 7,3  billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

The financial year of the Company starts on January 1 and ends on December 31 of each year.

Note 2 - Summary of significant accounting policies

2.1       Basis of presentation

These annual accounts have been prepared in accordance with Luxembourg legal requirements and accounting standards under the historical cost convention.

6

TERNIUM S.A.
Audited annual accounts as at December 31, 2015 and 2014 (All amounts in USD)

Accounting policies and valuation rules are, besides the ones laid down by the law of 19 December 2002, determined and applied by the Board of Directors.

The preparation of annual accounts requires the Board of Directors to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.

2.2       Foreign currency translation

The Company maintains its books and records in United State Dollars (“USD”). Current assets and liabilities and non-current liabilities denominated in currencies other than the USD are translated into USD at the rate of exchange at the balance sheet date. Non-current assets remain at the exchange rate on the day of incorporation. The resulting gains or losses are reflected in the Profit and loss account for the financial year. Income and expenses in currencies other than the USD are translated into USD at the exchange rate prevailing at the date of each transaction.

2.3       Financial fixed assets

Shares in affiliated undertakings are valued at purchase price including the expenses incidental thereto. Loans to affiliated undertakings are stated at nominal value.

Whenever necessary the Company conducts impairment test on its fixed assets in accordance with Luxembourg regulations.

In the case of durable depreciation in value according to the opinion of the Board of Directors, value adjustments are made in respect of financial fixed assets, so that they are valued at the lower figure to be attributed to them at the balance sheet date. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

2.4       Debtors

Amounts owed by affiliated undertakings and other receivables are valued at nominal value. They are subject to value adjustments when their recovery is compromised. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

Debtors are mainly composed of amounts owed by affiliated undertakings becoming due and payable within one year.

2.5       Cash at bank and in hand

Cash at bank and cash in hand also comprise cash equivalents, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

2.6       Non subordinated debts

Debts are recorded at their reimbursement value. When the amount repayable on account is greater than the amount received, the difference is shown as an asset and is written off over the period of the debt based on a linear method.

7

TERNIUM S.A.
Audited annual accounts as at December 31, 2015 and 2014 (All amounts in USD)

2.7       Provisions for pensions and similar obligations

During 2007, Ternium launched an incentive retention program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium’s shareholders’ equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19. Actuarial gains and losses are charged or credited in the profit or loss in the period in which they arise.

As of December 31, 2015 and 2014, the outstanding liability corresponding to the Program amounts to USD 4,0 million and USD 10,4 million, respectively.

Note 3- Financial Fixed Assets

On June 30, 2015 and on July 18, 2014, as result of the master credit agreement entered between Ternium Investments S.à r.l. (“Ternium Investments”) and Ternium S.A. where Ternium Investments pursuant to which, upon request from Ternium, Ternium Investments may, but shall not be required to, from time to time make loans to Ternium. Any loan under the master credit agreement may be repaid or prepaid from time to time through a reduction of the capital of Ternium Investments by an amount equivalent to the amount of the loan then outstanding (including accrued interest). As a result of the cancellation of loans granted to Ternium, the reductions in the capital of Ternium Investments made on June 30, 2015 and on July 18, 2014 amounted to USD 187.194.096 and USD 152.193.076, respectively.

As a result of the transactions detailed above, the financial assets of the Company as at December 31, 2015, consist of:

			Book value at	Net (Decreases)		Book value at	Equity at
		% of beneficial	12.31.2014	/ Additions	Impairments	12.31.2015	12.31.2015
Company	Country	ownership
			USD	USD	USD	USD	USD

Ternium Investments S.à r.l.	Luxembourg	100.00%	9.023.402.767	-187.194.096	-1.608.573.243	7.227.635.428	7.227.635.428
Shares in affiliated undertakings			9.023.402.767	-187.194.096	-1.608.573.243	7.227.635.428	7.227.635.428

As of December 31, 2015, and after evaluating the value of Ternium Investments S.à r.l., the Company wrote down its investment in Ternium Investments S.à r.l. by USD 1.608.573.253.

Financial fixed assets also include own shares for a total amount of USD 59.599.747.

8

TERNIUM S.A.
Audited annual accounts as at December 31, 2015 and 2014 (All amounts in USD)

Note 4 - Capital and reserves

	Subscribed Capital	Share premium	Legal reserve	Other Reserves	Reserve for own shares or own corporate units (2)	Profit or loss brought forward	Result for the financial year	Shareholders' Equity
Balance at December 31, 2014	2.004.743.442	1.414.121.505	200.474.346	-	-	5.687.690.017	(289.975.159)	9.017.054.151
Allocation of previous year results (1)	-	-	-			(289.975.159)	289.975.159	-
Payment of dividends (1)	-	-	-		-	(180.426.910)	-	(180.426.910)
Loss for the year	-	-	-		59.599.747	(59.599.747)	(1.627.845.555)	(1.627.845.555)
Balance at December 31, 2015	2.004.743.442	1.414.121.505	200.474.346	-	59.599.747	5.157.688.201	(1.627.845.555)	7.208.781.686

(1)      As approved by the Annual General Meeting of Shareholders held on May 6, 2015.

(2)      As of December 31, 2015, the Company held 41.666.666 shares as treasury shares.

The authorized capital of the Company amounts to USD 3.500 million. The total authorized share capital of the Company is represented by 3.500.000.000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up at December 31, 2015, was 2.004.743.442 shares with a par value of USD 1 per share.

Note 5 – Legal Reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial period to a legal reserve. This requirement ceases to be necessary once the balance of the legal reserve has reached 10% of the Company’s issued share capital. At December 31, 2015, this reserve reached the above-mentioned threshold, the legal reserve is not available for distribution to shareholders.

Note 6 – Balances with affiliated undertakings

	December 31, 2015- USD	December 31, 2014- USD
Assets
Debtors
Ternium Solutions A.G.	1.091.633	-
Ternium Investments S.à r.l.	1.526.483	7.545.144
	2.618.116	7.545.144
Liabilities
Creditors
Exiros México, S.A. de C.V.	3.775.192	-
Siderar S.A.I.C.	229.365	5.542
Soluciones Integrales de Gestión S.A. (SIGSA)	1.045.850	1.001.967
Ternium Solutions A.G.	-	622.097
	5.050.407	1.629.606
Borrowings
Ternium Investments S.à.r.l. (*)	70.047.430	-
	70.047.430	-

(*) See note 3.

Note 7 – Taxes

For the year ended December 31, 2015, the Company did not realize any profits subject to tax in Luxembourg and will therefore be only subject to the minimum income tax applicable to a Soparfi (société de participations financières). The Company is also liable to the minimum net wealth tax.

9

TERNIUM S.A.
Audited annual accounts as at December 31, 2015 and 2014 (All amounts in USD)

Note 8 – Other Operating Charges

	December 31, 2015 USD	December 31, 2014 USD
Services and fees	17.323.417	15.532.038
Board of director's accrued fees	1.376.817	1.233.563
Other expenses	341.251	814.933
Total	19.041.485	17.580.534

Services and fees are mainly composed of professional, audit and legal services.

Note 9 – Income from financial fixed assets derived from affiliated undertakings

During the period, the Company did not receive any dividends.

Note 10 – Parent Company

As of December 31, 2015, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and  Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin.  No person or group of persons controls RP STAK.

Pablo Brizzio

Chief Financial Officer

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